

Toll Brothers

America's Luxury Home Builder®

2010 ANNUAL REPORT

Corporate Overview*

Focus on Luxury Homes & Communities

National presence in the luxury market

Average delivered home price of $566,000

Operations in 50 affluent markets in 19 states

A diversity of community types:

- *Luxury move-up*
- *Elegant empty-nester, active-adult, and second homes*
- *Urban low-, mid-, and high-rise condominiums*
- *Suburban high-density*
- *Resort-style golf, country club, lake, and marina*

Championship golf courses designed by Pete Dye, Greg Norman, Arnold Palmer, Nicklaus Design, Arthur Hills, and Peter Jacobsen

Financial & Management Strength

Publicly traded since 1986 on the New York Stock Exchange (TOL)

Strong corporate credit ratings Standard & Poor's (BBB), Moody's (Ba1), Fitch (BBB)

In FY 2010, became 1st builder since 2008 financial crisis to finalize an unsecured bank credit facility

Ended FY 2010 with $1.24 billion in cash and marketable securities and $799 million available under new 12-bank credit facility due October 2014

Have raised over $2 billion in public capital markets since 2001

Net debt-to-capital ratio** of 13.6%

No public debt maturities before FY 2013 and average public debt maturity of 5.2 years

Seasoned management team: Average Toll Brothers senior management tenure is 16 years

Integrated Land & Building Program

Control 34,900 home sites

Delivered approximately 55,000 homes ($34 billion) in the past decade

Selling from 195 communities

Land acquisition, approvals, and development skills

Combine high-volume home production with extensive customization offerings

Home buyers averaged $104,000 in upgrades and lot premiums, 19.1% above base house price, in FY 2010

Pre-design and pre-budget options through Toll Architecture and Toll Integrated Systems

Ancillary businesses: mortgage, title, golf course development and management, landscape, land development and land sales, home security, and engineering

Nationally Recognized Brand Name

Founded in 1967

America's Luxury Home Builder®

2010 Awards:

World's Most Admired Home Builder, *Fortune* magazine

Institutional Investor:

- Top CEO in the sector
- Top CFO in the sector
- All-American Executive Team for the sector
- Top Investor Relations and Most Shareholder-Friendly Company in the sector

Prior Awards:

Builder of the Year, *Professional Builder*

National Housing Quality Award, National Association of Home Builders

America's Best Builder, National Association of Home Builders

Apex Award Winner, *Big Builder*

*Information for and as of FYE October 31, 2010

**Net debt-to-capital is calculated as total debt minus mortgage warehouse loans minus cash and marketable U.S. Treasury and Agency securities, divided by total debt minus mortgage warehouse loans minus cash and marketable U.S. Treasury and Agency securities plus equity



The Casa Vincenza at Jupiter Country Club | Jupiter, FL



The North

Connecticut / Illinois / Massachusetts / Michigan / Minnesota / New Jersey / New York

Revenues *(in millions)*	$407.7
Net Contracts *(in millions)*	$383.4
Year-End Backlog *(in millions)*	$259.3
Home Sites Controlled	9,506

The Mid-Atlantic

Delaware / Maryland / Pennsylvania / Virginia

Revenues *(in millions)*	$488.4
Net Contracts *(in millions)*	$479.1
Year-End Backlog *(in millions)*	$284.4
Home Sites Controlled	12,632

The West

Arizona / California / Colorado / Nevada

Revenues *(in millions)*	$334.4
Net Contracts *(in millions)*	$333.5
Year-End Backlog *(in millions)*	$148.7
Home Sites Controlled	5,698

The South

Florida / Georgia / North Carolina / South Carolina / Texas

Revenues *(in millions)*	$264.3
Net Contracts *(in millions)*	$276.0
Year-End Backlog *(in millions)*	$159.7
Home Sites Controlled	7,016

Information in millions, except Home Sites Controlled, for and as of FYE October 31, 2010


The Residents' Club at Maxwell Place on the Hudson® | Hoboken, NJ

Balance Sheet Data *(amounts in 000s, except per share data)*	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001
Cash and U.S. Treasury and Agency securities	$1,236,927	$1,908,894	$1,633,495	$ 900,337	$ 632,524	$ 689,219	$ 465,834	$ 234,489	$ 102,337	$ 182,840
Cash and marketable U.S. Treasury and Agency securities per share	$ 7.43	$ 11.59	$ 10.19	$ 5.73	$ 4.11	$ 4.45	$ 3.11	$ 1.60	$ 0.73	$ 1.31
Home building debt*	$1,638,601	$2,108,374	$2,100,039	$2,189,120	$2,228,101	$1,740,580	$1,636,045	$1,448,366	$1,072,857	$1,032,293
Equity	$2,559,013	$2,516,482	$3,237,653	$3,535,245	$3,423,629	$2,767,511	$1,919,987	$1,476,628	$1,129,509	$ 912,583
Book value per share	$ 15.38	$ 15.28	$ 20.19	$ 22.52	$ 22.25	$ 17.86	$ 12.83	$ 10.07	$ 8.04	$ 6.56
Home building debt-to-capital ratio	39.0%	45.6%	39.3%	38.3%	39.5%	38.6%	46.0%	49.5%	48.7%	53.1%
Home building net debt-to-capital** ratio	13.6%	7.4%	12.6%	26.8%	31.8%	27.6%	37.9%	45.1%	46.2%	48.2%

Operations Data *(amounts in 000s)*	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001
Total revenues	$1,494,771	$1,755,310	$3,148,166	$4,635,093	$6,115,280	$5,759,301	$3,839,451	$2,731,044	$2,279,261	$2,180,469
Net (loss) income	$ (3,374)	$(755,825)	$(297,810)	$ 35,651	$ 687,213	$ 806,110	$ 409,111	$ 259,820	$ 219,887	$ 213,673

* *Total debt minus mortgage warehouse loans*

** *Net debt-to-capital is calculated as total debt minus mortgage warehouse loans minus cash and marketable U.S. Treasury and Agency securities, divided by total debt minus mortgage warehouse loans minus cash and marketable U.S. Treasury and Agency securities plus equity*









The Botticelli Versailles at Madison Grove at Providence | Las Vegas, NV

Dear Shareholder

Facing reduced competition, we are supported by a strong balance sheet, diverse product lines, a broad geographic footprint, and our brand name reputation

These are tumultuous times. In December two years ago, the economy was reeling from the collapse of Lehman Brothers and the ensuing financial crisis. Last year in December, the flood of federal stimulus money was raising hopes that better times would soon be upon us. Our hopes were raised as well, as the market for our homes showed solid improvement through late May of 2010 and we actually began raising prices in some communities in some regions.

Unfortunately, in late May the market rolled over and we went back on the defensive as the persistent drag of high unemployment, reduced home equity, weak consumer confidence, and frustration with the nation's economic and political climate outweighed the appeal of historic low interest rates and tremendous home affordability. Even though the unemployment rate among our buyers is about half that of the national average, which should be contributing to pent-up demand, many of our clients remain on the sidelines waiting for clearer signs that the economy is on the road to recovery. Clearly, the key to sustained and substantial profitability is the return of normalized demand.

We continue to position ourselves for this recovery through the opportunistic and prudent purchase of land and the growth of our community count. For the first time since FY 2005, our land position grew from the beginning to the end of our fiscal year. We ended FY 2010 with approximately 34,900 home sites owned and optioned, compared to approximately 31,900 one year ago. And, for the first time in four years, we expect our community count will grow. While we ended FY 2010 with 195 selling communities compared to 200 at FYE 2009, we expect to finish FY 2011 with between 215 and 225 selling communities.

Our FY 2010 financial results showed improvement, but still reflect the difficult climate in which we operated. For our fiscal year ended October 31, 2010, we reported a net loss of $3.4 million, or $0.02 per share diluted, compared to a net loss of $755.8 million, or $4.68 per share diluted, for FY 2009. We reported a pre-tax loss in FY 2010 of $117.2 million, compared to a pre-tax loss of $496.5 million in FY 2009. FY 2010's inventory write-downs totaled $115.3 million, compared to $476.7 million of inventory and joint venture write-downs in FY 2009, and charges related to early retirement of debt totaled $1.2 million in FY 2010, compared to $13.7 million in FY 2009. Excluding inventory write-downs and early debt retirement charges, FY 2010's pre-tax loss was $0.7 million, compared to a pre-tax loss of $6.1 million in FY 2009.

In FY 2010, home building revenues of $1.49 billion and 2,642 units declined 15% in dollars and 11% in units, compared to FY 2009. FY 2010 net signed contracts of $1.47 billion and 2,605 units increased 13% in dollars and 6% in units, compared to FY 2009. Our FYE 2010 backlog of $852.1 million and 1,494 units declined 3% in dollars and 2% in units, compared to our FYE 2009 backlog. With backlog relatively flat, as we write this, we currently estimate that we will deliver between 2,100 and 2,900 homes in FY 2011 at an average price of between $540,000 and $565,000 per home.

There were other positives in FY 2010. In our fourth quarter, we achieved modest profitability on a pre-tax pre-write-down basis for the second consecutive quarter. Year-over-year, we reduced our FY 2010 SG&A, excluding interest, by approximately $50 million or 16%, and showed a slight improvement in gross margins before write-offs and interest. And


The Wayne at Brier Creek Country Club® | Raleigh, NC

in FY 2010, our contract cancellation rate (fiscal year cancellations divided by fiscal year gross signed contracts) returned to relative normalcy: For the full FY 2010, it was 6.6% as a percentage of gross signed contracts, compared to 15.6% for FY 2009.

In FY 2010 we took several key steps in leadership transition that had been in planning for several years. Robert Toll, Chairman and CEO since the Company's inception, moved into the role of Executive Chairman as Doug Yearley, a 20-year Toll veteran, ascended to the CEO role. In September, we mourned the passing of Joel Rassman, our CFO since 1984, after a long, hard battle with leukemia. Joel helped us prepare for this sad day. Two years ago, when Joel learned of the severity of his illness, Marty Connor joined us as Assistant CFO and brought with him a decade-long relationship with our Company as our auditor at Ernst & Young. In September of this year, Marty stepped into the CFO role as planned. These transitions have been relatively seamless as both Doug and Marty were well known to and well respected by our associates and the investment community.

To capitalize on Toll Brothers' expertise and nationwide presence and to pursue additional real estate opportunities arising from our industry's distress, we formed Gibraltar Capital and Asset Management, LLC ("Gibraltar"). With a quick start out of the gate, Gibraltar, in a joint venture with Oaktree Capital Management and Milestone Merchant Partners, acquired, in a partnership with the Federal Deposit Insurance Corporation (FDIC), an approximately $1.7 billion (face value) portfolio of mainly distressed residential communities consisting of former Amtrust Bank real estate loans and bank-owned properties.

We continued to fortify our balance sheet. In FY 2009, we were the first public home building company to tap the public debt markets and raised $650 million to reduce shorter-term debt. In FY 2010, we again broke ground: We finalized a new four-year $885 million bank credit facility, which was the first new unsecured bank transaction in our industry since the financial crisis of 2008. We believe this facility reflects the confidence our bank group has in the strength of our balance sheet and our future prospects. We ended FY 2010 with approximately $800 million available under this facility as well as over $1.2 billion in available cash and marketable securities. This facility and available funds, combined with our demonstrated ability to raise capital in the public markets under challenging conditions, have given us the liquidity to take advantage of distressed opportunities in the market. With a FYE 2010 net debt-to-capital ratio[1] of 13.6%, we should have a great deal of flexibility to raise additional capital if the need arises.

This housing downturn is the longest and most severe since the Great Depression; however, we believe that the future for Toll Brothers and our industry is bright. Over the past 30 years, single-family, multi-family, and manufactured housing completions have averaged 1.683 million units per year. A recent Harvard University study projects similar demand in this new decade. Based on the very low housing production over the past few years, we believe that pent-up demand is building and will be released once the employment and economic picture improves and people regain confidence.

In many markets, the pipeline of approved home sites has dwindled as builders and developers have lacked both the capital and the rationale for bringing sites through approvals. Therefore, when demand picks up, builders and developers with approved land in well-located markets should benefit. We believe that this will be particularly true for Toll Brothers.

The other major public builders are primarily focused on the lower-priced segment of the market. Our main competitors are small and mid-sized local and regional private builders. We believe we have competitive advantages over them including our strong balance sheet, brand, quality, access to capital, and purchasing power. We, therefore, see opportunity for market share gains for Toll Brothers when the market recovers. Although the key word is "when," we are confident we are well positioned for the recovery.

We thank our shareholders for their continued support, our suppliers and contractors for their cooperative spirit, our capital providers for their confidence in our future, and our homeowners for putting their trust in us. We thank the associates of Toll Brothers for their dedication to providing our homeowners with the highest quality, value, and service and for their commitment to building what has become the leading brand in our industry.



ROBERT I. TOLL
Executive Chairman of the Board



DOUGLAS C. YEARLEY, JR.
Chief Executive Officer

December 2, 2010



Robert I. Toll and Douglas C. Yearley, Jr.

[1] Net debt-to-capital is calculated as total debt minus mortgage warehouse loans minus cash and marketable U.S. Treasury and Agency securities, divided by total debt minus mortgage warehouse loans minus cash and marketable U.S. Treasury and Agency securities plus equity


Toll

The St. Croix at Creekside Park at The Woodlands | The Woodlands, TX

Commitment

In our most recent surveys, 95% of our home buyers said they would recommend Toll Brothers to a friend

Since our inception way back in 1967, we have been committed to providing our home buyers with the finest quality, value, and service in our industry. This commitment carries through to our relationships with our shareholders, capital providers, contractors, and suppliers.

This commitment takes on added importance in times such as these of industry distress. Buyers are concerned that quality is being maintained, that their builder will be there for them during the long and complex process of constructing a customized home and even after the home is completed, and that their builder can deliver their home on time and to their expectations. We believe that, especially in these difficult times, buyers will migrate to the quality and security the Toll Brothers brand represents.


FORTUNE
MAGAZINE
2010 WORLD'S MOST ADMIRED
HOME BUILDER

We are always pleased when our commitment to excellence is acknowledged by others. This year Toll Brothers ranked #1 among home building companies in *Fortune* magazine's list of the World's Most Admired Companies. The survey, which involved 346 companies in over 50 industries, asked executives, directors, and analysts to rate companies in their own industry on 9 criteria. Toll Brothers ranked #1 in 7 of the 9 categories, including Quality of Products and Services, Quality of Management, Financial Soundness, People Management, Use of Corporate Assets, Long-Term Investment, and Global Competitiveness.

This honor was recognition of the pride the entire Toll Brothers team takes in delivering the best product and service to our home buyers. We were pleased that this recognition extended beyond the high quality of our homes and communities to our financial soundness and corporate management.

However, ultimately, our satisfaction flows from the buyers who write us wonderful thank-you letters because they love their new homes. It comes from the many customers who have bought our homes before and come back to buy homes from us again, and from the children who grew up in our homes and want the same for their children. In our most recent survey of thousands of our home buyers covering fiscal year 2010, 95% of our buyers said they would recommend Toll Brothers to a friend. This is the highest level of affirmation we have ever received. In a business driven by reputation as well as quality, value, and service, this is a wonderful tribute to our Company and the strength of our brand.



The Hampton Manor at Green Level Crossing™ | Cary, NC

Strength

Through the worst housing slump since the Great Depression, our financial discipline and strength have kept us a leader in the industry

Through the worst housing market since the Great Depression, Toll Brothers has been stress-tested and has performed. Since 2005, U.S. housing starts have declined 73% from their peak. We have not been immune from this decline. Since 2006, our revenues have dropped by 76%, and since 2005 our unit deliveries have declined by 70%. But we have persevered with a proactive approach to managing through our industry's distress.

As the market went into overdrive in mid-2006, we avoided the strategy of highly leveraging our Company with low-cost debt to acquire land in larger quantities. We believed this strategy – which led to the undoing of many of our competitors – was fraught with risk. With our conservative philosophy, we instead started to reduce our land position in mid-2006 and began to build our cash position.

During the period of our industry's sharpest decline in 80 years, we have maintained a fiscal year-end cash position of over $900 million every year from FY 2007 to the present with over $1.2 billion in cash and marketable securities. During the same time, our net debt-to-capital ratio*, a measure of our leverage, declined dramatically and now stands at a very conservative FYE 2010 ratio of 13.6%. We believe very few companies in the United States could produce such strong balance sheet metrics under such challenging conditions.

Having reliable access to capital has been a cornerstone of Toll Brothers' business philosophy. Our ability to raise capital has distinguished us from nearly all of the other home building companies in our industry. Following the financial crisis of September 2008, we were the first home building company to tap the public capital markets, raising $650 million between April and November of 2009 and using nearly $543 million to retire shorter-term debt. This reassured our investors during this challenging housing market. Through that process, we extended our average debt maturity from 3.5 years to over 5 years currently. We now have no public corporate debt maturing before November of FY 2013.

We similarly led the industry back into the bank credit market. In October 2010, with our revolving bank credit facility due to mature in March 2011, we became the first national public home building company to tap the bank markets for a new unsecured credit facility. We locked in $885 million in a four-year facility from a consortium of U.S. and international banks. This new facility, coupled with our large cash position and access to the public debt market, provides us strong liquidity that we believe should enable us to take advantage of opportunities in the next several years.

We have always competed primarily with small and mid-sized private builders. After five years of a depressed housing market, most private builders have been severely weakened and many have gone out of business. Even the best ones are suffering from limited access to capital. The major national banks that once served them have drastically reduced their exposure to private builders, and many of the regional banks that were their other primary source of capital are either out of business or significantly lowering their exposure to real estate. We believe our strong balance sheet and access to capital will continue to give us an advantage and distinguish us from the tens of thousands of other builders in our industry.

*Net debt-to-capital is calculated as total debt minus mortgage warehouse loans minus cash and marketable U.S. Treasury and Agency securities, divided by total debt minus mortgage warehouse loans minus cash and marketable U.S. Treasury and Agency securities plus equity.



The Bayhill at Toll Brothers at The Pinehills | Plymouth, MA

Opportunity

We are well positioned for the future as we take advantage of new opportunities arising out of our industry's current distress

Geographic Diversification


$334.4
West
$407.7
North
$264.3
South
$488.4
Mid-Atlantic

Housing Revenues
By Region in FY 2010
(in millions)


5,698
West
9,506
North
7,016
South
12,632
Mid-Atlantic

Home Sites Controlled
By Region at FYE 2010


$148.7
West
$259.3
North
$159.7
South
$284.4
Mid-Atlantic


Backlog
By Region at FYE 2010
(in millions)

With fewer active competitors in our industry, and fewer still within our luxury niche, we are taking advantage of opportunities that are arising from our industry's changed landscape. We have dedicated teams in nearly all of our 50 markets hunting for good land buying opportunities. In tandem, our corporate teams have been mining our significant relationships with financial and other institutions to identify opportunities. We are buying properties from builders and developers in need of cash and from firms shedding non-core assets. We are acquiring individual loans and bundles of loans, as well as foreclosed on and now-owned sites from financial institutions.

We learned this business during the last industry downturn in the late 1980s and early 1990s and have teams very experienced in all aspects of distressed real estate investing. We have bought distressed loans and sites in nearly all the states in which we operate. These have ranged from deals as small as 30 home sites to as large as 1,000 or more. In many cases we faced limited competition for these opportunities. Our ability to take on complex approvals and land development challenges on large deals helps us in buying troubled assets. Our financial strength and liquidity give asset sellers comfort that we can close on deals.

This has enabled us to make a number of notable acquisitions in 2010. For example: In February 2010, we bought Hasentree, a partially completed luxury golf course community in north Raleigh, North Carolina. Our purchase consisted of the remaining 318 single-family lots along with a completed Tom Fazio-designed golf course and 13,000-square-foot family activity clubhouse, tennis and pool complex. In October 2010, we bought a prime site on the Upper East Side of Manhattan in New York City at Lexington Avenue and E. 65th Street where development had stalled and where we plan to build and sell 22 luxury residences in a single 15-story building. In November 2010, we acquired Parkland Golf & Country Club, an unfinished 790-acre project in Parkland, Florida, including a completed 18-hole Greg Norman-designed golf course, a 43,000-square-foot facility with a spa, restaurants and tennis courts, and sites for approximately 350 new homes. Also in November 2010, we acquired Rivington, a partially completed luxury master plan community in Danbury, Connecticut, where we plan to offer approximately 1,000 new townhomes, condominiums, and age-qualified residences.

To take advantage of the general distress in the real estate market, this summer we formed Gibraltar Capital and Asset Management, LLC. Gibraltar's mandate is to pursue real estate-related opportunities that might not necessarily be an ideal fit for a Toll Brothers community. Gibraltar's plan is to invest across a wide variety of asset types and through a variety of investment vehicles – buying individual properties and portfolios, acquiring individual loans or packages of loans, and making other real-estate related investments. Gibraltar's first success involved the purchase of a $1.7 billion portfolio of FDIC assets from the former Amtrust Bank. A partnership of Gibraltar, Oaktree Capital Management and Milestone Merchant Partners is a 40% owner of about 280 loans and properties along side the FDIC's 60% ownership. The average per asset value of these primarily residential properties and communities in various stages of development is approximately $6 million.

With the capital and teams in place to take advantage of the many opportunities arising from the current distress in our industry, we believe we are laying the foundation for our growth in this new decade.



Sorrento at Dublin Ranch, Trevi Collection | Dublin, CA

Future

As demographics have continued to evolve, Toll Brothers has strived to meet the dreams of our customers

Since going public in 1986, we have focused on expanding our geographic footprint and product offerings to serve the widest variety of luxury buyers in our industry. We now operate in 50 markets across the United States.

As the demographics of our nation have evolved, so has Toll Brothers. With the rebirth of urban areas, we have redeveloped dormant industrial waterfronts into vibrant residential communities with riverfront public parks and recreational amenities that have transformed neighborhoods. We have followed the maturing baby boomers into their retirement years with lifestyle communities that draw buyers from around the globe. We have produced highly amenitized, multi-product-line, resort-style communities for primary, second-home, and active-adult buyers. We have continued to evolve as we seek to meet the dreams of our customers.



2.0
1.5
1.0
0.5
0.0
1980 - 89
1990 - 99
2000 - 09
2010 - 19 LOW*
2010 - 19 HIGH*

Average Annual Housing Starts**
(in millions)

As we look to the future, we remain optimistic. In a 2010 study, Harvard University's Joint Center for Housing Studies predicts that annual demand for new homes in the period from 2010 to 2019 will be between 16.4 million and 18.7 million homes.* This compares to 17.4 million in the 1980s, 16.1 million in the 1990s and 17.0 million in the decade just completed. As the population continues to grow, once the economy recovers we believe household formations will begin to accelerate and demand for new homes will rebound.

We believe there will be evolution within our industry and in the structure of our luxury market segment, and that the biggest players will garner an even greater share of the market. Toll Brothers is well placed to excel in this changing market due to our ability to access capital; the value of our brand; our appetite for and expertise in controlling, approving, and improving land at an earlier stage in the development process; and the reduced competition we will face from fewer smaller builders at the luxury end of the market.

The values that have guided us to this point – our commitment to quality, value, and service; our focus on conservative financial management; and our attention to balancing the appeal of growth with a healthy dose of concern for the risk involved – will propel us forward. These will be our guideposts. And the key to our success will continue to be our team of Toll Brothers associates whose dedication, diligence, and commitment to our values reveal themselves on a daily basis in the way we serve our customers, band with our suppliers and subcontractors, and interact with our investors and capital providers. As we enter a new period in our history and see a new generation of leadership step to the front, we are excited about the prospects for our Company, our industry, and our country.

* "Projected Annual Housing Starts (Low and High) Scenarios," Joint Center for Housing Studies, Harvard University, Sept. 2010

**Includes single-family detached and multi-family completions and manufactured home placements



The Wayne Carolina at Brier Creek Country Club® | Raleigh, NC

Lifestyle

Over the past four decades, Toll Brothers has evolved from a Philadelphia-area builder of move-up homes to a home building company of national scope and reputation. We have the widest variety of homes in our industry as we are a producer of product lines ranging from single- and multi-family suburban homes to active-adult and empty-nester communities, golf course and resort-style master planned communities, and urban towers and suburban mid-rise high-density communities. Across the board, we remain focused on providing industry-leading quality, value, and service to our customers.















Ocean's Edge at Singer Island | Singer Island, FL

Table of Contents — Financials

TOLL BROTHERS' 25-YEAR FINANCIAL SUMMARY 1986 – 2010

Summary Consolidated Statement of Operations Data *(Amounts in thousands, except per share data)*

Year Ended October 31,	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Revenues	$1,494,771	$1,755,310	$3,148,166	$4,635,093	$6,115,280	$5,759,301	$3,839,451	$2,731,044	$2,279,261	$2,180,469	$1,762,930
(Loss) income before income taxes	$ (117,187)	$ (496,465)	$ (466,787)	$ 70,680	$1,126,616	$1,323,128	$ 647,432	$ 411,153	$ 347,318	$ 337,889	$ 230,966
Net (loss) income	$ (3,374)	$ (755,825)	$ (297,810)	$ 35,651	$ 687,213	$ 806,110	$ 409,111	$ 259,820	$ 219,887	$ 213,673	$ 145,943
(Loss) income per share – Basic	$ (0.02)	$ (4.68)	$ (1.88)	$ 0.23	$ 4.45	$ 5.23	$ 2.75	$ 1.84	$ 1.56	$ 1.49	$ 1.01
Weighted-average number of shares	165,666	161,549	158,730	155,318	154,300	154,272	148,646	141,339	140,945	143,340	145,075
(Loss) income per share – Diluted	$ (0.02)	$ (4.68)	$ (1.88)	$ 0.22	$ 4.17	$ 4.78	$ 2.52	$ 1.72	$ 1.46	$ 1.38	$ 0.98
Weighted-average number of shares	165,666	161,549	158,730	164,166	164,852	168,552	162,330	151,083	150,959	154,734	149,651

Summary Consolidated Balance Sheet Data *(Amounts in thousands, except per share data)*

At October 31,	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Cash and Marketable Treasury and Agency Securities	$1,236,927	$1,908,894	$1,633,495	$ 900,337	$ 632,524	$ 689,219	$ 465,834	$ 234,489	$ 102,337	$ 182,840	$ 161,860
Inventory	$3,241,725	$3,183,566	$4,127,475	$5,572,655	$6,095,702	$5,068,624	$3,878,260	$3,080,349	$2,551,061	$2,183,541	$1,712,383
Total assets	$5,171,555	$5,634,444	$6,586,836	$7,220,316	$7,583,541	$6,343,840	$4,905,578	$3,787,391	$2,895,365	$2,532,200	$2,030,254
Debt											
Loans payable	$ 94,491	$ 472,854	$ 613,594	$ 696,814	$ 736,934	$ 250,552	$ 340,380	$ 281,697	$ 253,194	$ 362,712	$ 326,537
Senior notes	1,544,110	1,587,648	1,143,445	1,142,306	1,141,167	1,140,028	845,665	546,669			
Subordinated notes		47,872	343,000	350,000	350,000	350,000	450,000	620,000	819,663	669,581	469,499
Mortgage warehouse line	72,367	27,015	37,867	76,730	119,705	89,674	92,053	49,939	48,996	24,754	
Collateralized mortgage obligations											
Total	$1,710,968	$2,135,389	$2,137,906	$2,265,850	$2,347,806	$1,830,254	$1,728,098	$1,498,305	$1,121,853	$1,057,047	$ 796,036
Equity	$2,559,013	$2,516,482	$3,237,653	$3,535,245	$3,423,629	$2,767,511	$1,919,987	$1,476,628	$1,129,509	$ 912,583	$ 745,145
Number of shares outstanding	166,408	164,725	160,369	157,008	153,899	154,943	149,642	146,644	140,432	139,112	143,580
Book value per share	$ 15.38	$ 15.28	$ 20.19	$ 22.52	$ 22.25	$ 17.86	$ 12.83	$ 10.07	$ 8.04	$ 6.56	$ 5.19
Return on beginning stockholders' equity	(0.1%)	(23.3%)	(8.4%)	1.0%	24.9%	42.0%	27.7%	23.0%	24.1%	28.7%	23.7%

Home Data

Year Ended October 31,	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Number of homes closed (1)	2,642	2,965	4,743	6,687	8,601	8,769	6,627	4,911	4,430	4,358	3,945
Sales value of homes closed (in 000s) (1)	$1,494,771	$1,755,310	$3,106,291	$4,495,600	$5,945,169	$5,759,301	$3,839,451	$2,731,044	$2,279,261	$2,180,469	$1,762,930
Revenues – percentage of completion (in 000s)	-	-	$ 41,873	$ 139,493	$ 170,111						
Number of homes contracted	2,605	2,450	2,927	4,440	6,164	10,372	8,684	6,132	5,070	4,314	4,364
Sales value of homes contracted (in 000s)	$1,472,040	$1,304,656	$1,608,191	$3,010,013	$4,460,734	$7,152,463	$5,641,454	$3,475,992	$2,734,457	$2,158,536	$2,134,522
At October 31,	**2010**	**2009**	**2008**	**2007**	**2006**	**2005**	**2004**	**2003**	**2002**	**2001**	**2000**
Number of homes in backlog	1,494	1,531	2,046	3,950	6,533	8,805	6,709	4,652	3,342	2,702	2,746
Sales value of homes in backlog (in 000s) (2)	$ 852,106	$ 874,837	$1,325,491	$2,854,435	$4,488,400	$6,014,648	$4,433,895	$2,631,900	$1,858,784	$1,403,588	$1,425,521
Number of selling communities	195	200	273	315	300	230	220	200	170	155	146
Home sites											
Owned	28,891	26,872	32,081	37,139	41,808	35,838	29,804	29,081	25,822	25,981	22,275
Optioned	5,961	5,045	7,703	22,112	31,960	47,288	30,385	18,977	15,022	13,165	10,843
Total	34,852	31,917	39,784	59,251	73,768	83,126	60,189	48,058	40,844	39,146	33,118

(1) Excludes 88 units with an aggregate delivered value of $86.1 million in fiscal 2008 and 336 units with an aggregate delivered value of $263.3 million in fiscal 2007 that were accounted for using the percentage of completion accounting method.

(2) Net of $55.2 million and $170.1 million of revenues recognized in fiscal 2007 and 2006, respectively, under the percentage of completion accounting method.

1999	1998	1997	1996	1995	1994	1993	1992	1991	1990	1989	1988	1987	1986
$1,438,171	$1,206,290	$ 968,253	$759,303	$643,017	$501,822	$392,560	$279,841	$175,971	$198,336	$176,864	$197,027	$134,856	$124,641
$ 160,432	$ 132,523	$ 103,215	$ 85,793	$ 79,439	$ 56,840	$ 42,820	$ 27,493	$ 8,444	$ 16,801	$ 21,520	$ 40,803	$ 33,346	$ 23,718
$ 101,566	$ 84,704	$ 65,075	$ 53,744	$ 49,932	$ 36,177	$ 28,058	$ 16,538	$ 5,013	$ 9,988	$ 13,127	$ 24,074	$ 17,173	$ 11,861
$ 0.69	$ 0.58	$ 0.48	$ 0.40	$ 0.37	$ 0.27	$ 0.21	$ 0.13	$ 0.04	$ 0.08	$ 0.11	$ 0.20	$ 0.14	$ 0.11
146,756	153,441	136,508	135,460	134,040	133,592	132,924	132,088	124,992	118,856	119,776	120,612	121,540	111,812
$ 0.68	$ 0.55	$ 0.44	$ 0.36	$ 0.34	$ 0.25	$ 0.21	$ 0.12	$ 0.04	$ 0.08	$ 0.11	$ 0.20	$ 0.14	$ 0.11
149,744	153,441	149,049	147,516	145,440	142,620	133,868	132,936	125,648	118,856	119,880	120,612	121,540	111,812

1999	1998	1997	1996	1995	1994	1993	1992	1991	1990	1989	1988	1987	1986
$ 96,484	$ 80,143	$ 147,575	$ 22,891	$ 27,772	$ 38,026	$ 32,329	$ 33,407	$ 31,475	$ 10,379	$ 9,160	$ 27,110	$ 18,009	$ 14,720
$1,443,282	$1,111,863	$ 921,595	$772,471	$623,830	$506,347	$402,515	$287,844	$222,775	$240,155	$256,934	$206,593	$143,894	$ 66,543
$1,668,062	$1,254,468	$1,118,626	$837,926	$692,457	$586,893	$475,998	$384,836	$312,424	$316,534	$348,163	$256,611	$181,765	$108,185
$ 213,317	$ 182,292	$ 189,579	$132,109	$ 59,057	$ 17,506	$ 24,779	$ 25,756	$ 49,943	$ 71,707	$ 95,508	$ 74,048	$ 55,545	$ 12,474
469,418	269,296	319,924	208,415	221,226	227,969	174,442	128,854	55,513	61,474	69,681	69,635	29,967	29,963
												382	5,969
1,145	1,384	2,577	2,816	3,912	4,686	10,810	24,403	39,864	45,988	52,617			
$ 683,880	$ 452,972	$ 512,080	$343,340	$284,195	$250,161	$210,031	$179,013	$145,320	$179,169	$217,806	$143,683	$ 85,894	$ 48,406
$ 616,334	$ 525,756	$ 385,252	$314,677	$256,659	$204,176	$167,136	$136,605	$118,195	$ 94,959	$ 85,832	$ 73,305	$ 48,842	$ 31,405
145,814	147,742	137,102	135,674	134,552	133,692	133,276	132,348	131,248	118,736	119,652	120,168	120,268	119,972
$ 4.23	$ 3.56	$ 2.81	$ 2.32	$ 1.91	$ 1.53	$ 1.25	$ 1.03	$ 0.90	$ 0.80	$ 0.72	$ 0.61	$ 0.41	$ 0.26
19.3%	22.0%	20.7%	20.9%	24.5%	21.7%	20.6%	14.0%	5.3%	11.7%	18.0%	49.3%	54.7%	122.5%

1999	1998	1997	1996	1995	1994	1993	1992	1991	1990	1989	1988	1987	1986
3,555	3,099	2,517	2,109	1,825	1,583	1,324	1,019	676	727	676	778	674	802
$1,438,171	$1,206,290	$ 968,253	$759,303	$643,017	$501,822	$392,560	$279,841	$175,971	$198,336	$176,864	$197,027	$134,856	$124,641
3,799	3,387	2,701	2,398	1,846	1,716	1,595	1,202	863	612	704	656	756	832
$1,627,849	$1,383,093	$1,069,279	$884,677	$660,467	$586,941	$490,883	$342,811	$230,324	$163,975	$185,255	$162,504	$190,680	$133,369

1999	1998	1997	1996	1995	1994	1993	1992	1991	1990	1989	1988	1987	1986
2,327	1,892	1,551	1,367	1,078	1,025	892	621	438	251	366	338	460	378
$1,053,929	$ 814,714	$ 627,220	$526,194	$400,820	$370,560	$285,441	$187,118	$124,148	$ 69,795	$104,156	$ 95,765	$130,288	$ 74,194
140	122	116	100	97	80	67	62	42	41	40	26	21	15
23,163	15,578	12,820	12,065	9,542	6,779	5,744	5,633	3,974	4,548	5,075	4,724	2,147	1,461
11,268	14,803	9,145	5,237	5,042	4,445	4,271	3,592	3,281	2,117	2,832	4,041	7,141	4,853
34,431	30,381	21,965	17,302	14,584	11,224	10,015	9,225	7,255	6,665	7,907	8,765	9,288	6,314

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise stated, net contracts signed represents a number or value equal to the gross number or value of contracts signed during the relevant period, less the number or value of contracts cancelled during the relevant period, which includes contracts that were signed during the relevant period and in prior periods.

Overview

This housing downturn is the longest and most severe since the Great Depression. However, we believe that the medium and long-term futures for our company and industry are bright. A recent Harvard University study projects that under both low- and high-growth scenarios housing demand should exceed that of the previous three decades.

With very low housing production over the past few years, we believe that pent-up demand exists and it will be released once the employment and economic picture improves and as people regain confidence in a home as a dependable investment.

In many markets, the pipeline of approved and improved home sites has dwindled as builders and developers have lacked both the capital and the rationale for bringing sites through approvals. Therefore, when demand picks up, builders and developers with approved land in well-located markets will be poised to benefit. We believe that this will be particularly true for us. Our land portfolio is heavily weighted to the metro-DC to metro-Boston corridor where land is scarce, approvals are more difficult to obtain and overbuilding has been relatively less prevalent than in the Southeast and Western regions.

The U.S. housing market continues to struggle from a significant slowdown that began in the fourth quarter of our fiscal 2005. The value of our net contracts signed in fiscal 2010 was 79.4% lower than the value of our net contracts signed in fiscal 2005, 12.8 % higher than the value of our net contracts signed in fiscal 2009 and 8.5% and 51.1% lower than the value of our net contracts signed in fiscal 2008 and 2007, respectively. The slowdown, which we believe started with a decline in consumer confidence, an overall softening of demand for new homes and an oversupply of homes available for sale, has been exacerbated by, among other things, a decline in the overall economy, increased unemployment, the increased number of vacant homes, fear of job loss, a decline in home prices and the resulting reduction in home equity, the large number of homes that are vacant and homes that are or will be available due to foreclosures, the inability of some of our home buyers or some prospective buyers of their homes to sell their current home, the deterioration in the credit markets, and the direct and indirect impact of the turmoil in the mortgage loan market.

We believe many of our markets and housing in general have reached bottom; however, we expect that there may be more periods of volatility in the future. We do not expect the housing market to recover in the near term. We believe that, once the unemployment rate declines and confidence improves, pent-up demand will be released and, gradually, more buyers will enter the market. We believe that the key to a full recovery in our business depends on these factors as well as a sustained stabilization of financial markets and home prices.

In fiscal 2010, we recognized $1.49 billion of revenues and recorded a net loss of $3.4 million. In fiscal 2009, we recognized $1.76 billion of revenues and recorded a net loss of $755.8 million and in fiscal 2008, we recognized $3.15 billion of revenues and recorded a net loss of $297.8 million. The losses recognized in fiscal 2010, fiscal 2009 and fiscal 2008 were due to the recognition of inventory impairment charges and write-offs, joint venture impairment charges, the negative impact on profit margins of higher sales incentives given on the homes delivered during each of the fiscal years and the reduced level of construction activity. Fiscal 2010 results of operations benefited from the reversal of $128.6 million of prior year valuation allowances through the carryback of losses recognized for income tax purposes in the current year that were recognized in prior years for financial reporting, offset, in part, by $67.9 million of new valuation allowances recognized in fiscal 2010. The fiscal 2009 loss was also significantly impacted by $458.3 million of valuation allowances recognized against our deferred tax assets.

We continue to seek a balance between our short-term goal of selling homes in a tough market and our long-term goal of maximizing the value of our communities. We continue to believe that many of our communities are in desirable locations that are difficult to replace and in markets where approvals have been increasingly difficult to achieve. We believe that many of these communities have substantial embedded value that may be realized in the future and that this value should not necessarily be sacrificed in the current soft market.

We maintain relationships with a widely diversified group of mortgage financial institutions, many of which are among the largest and, we believe, most reliable in the industry. We believe that regional and community banks continue to recognize the long-term value in creating relationships with high-quality, affluent customers such as our home buyers, and these banks continue to provide such customers with financing.

We believe that our home buyers generally are, and should continue to be, better able to secure mortgages due to their typically lower loan-to-value ratios and attractive credit profiles as compared to the average home buyer. Nevertheless, in recent years, tightened credit standards have shrunk the pool of potential home buyers and the availability of certain loan products previously available to our home buyers. Our home buyers continue to face stricter mortgage underwriting guidelines, higher down-payment requirements and narrower appraisal guidelines than in the past. However, recently we have seen some loosening of guidelines as they pertain to private mortgage insurance. While the range of mortgage product available to a potential home buyer is not what it was in 2005 – 2007, it has improved in the past several months. Some of our home buyers continue to find it more difficult to sell their existing homes as their prospective buyers of such homes may face difficulties obtaining a mortgage. In addition, other potential buyers may have little or negative equity in their existing homes and are not able or willing to purchase a larger or more expensive home.

The Dodd-Frank Wall Street Reform and Consumer Protection Act, which was enacted on July 21, 2010, provides for a number of new requirements relating to residential mortgage lending practices, many of which are to be developed further by implementing rules. These include, among others, minimum standards for mortgages and lender practices in making mortgages, limitations on certain fees, prohibition of certain tying arrangements, and remedies for borrowers in foreclosure proceedings in the event of lender violations of fee limitations and minimum standards. The ultimate effect of such provisions on lending institutions, including our mortgage subsidiary, will depend on the rules that are ultimately promulgated.

There has been significant media attention given to mortgage put-backs, a practice in which a buyer of a mortgage loan tries to recoup losses from the loan originator. We do not believe this is a material issue for our mortgage subsidiary. Only a very small number of our home buyers who used our mortgage subsidiary have defaulted on their loans. We believe that this is due to (i) our typical home buyer's financial position and sophistication, (ii) on average, our home buyer paying approximately 30% of the purchase price in cash, (iii) our general practice of not originating certain loan types such as option adjustable rate mortgages and down payment assistance products, and our origination of very few sub-prime and high loan-to-value, no documentation loans, and (iv) our elimination of "early payment default" provisions from each of our agreements with our mortgage investors several years ago. Investors must demonstrate a material error on our part in issuing the mortgage or consumer fraud must exist in order for us to suffer a loss. In addition, the amount of any such loss would be reduced by any proceeds received on the disposition of the collateral associated with the mortgage.

Based on our experience during prior downturns in the housing industry, we believe that attractive land acquisition opportunities may arise in difficult times for those builders that have the financial strength to take advantage of them. In the current challenging environment, we believe our strong balance sheet, liquidity, access to capital, broad geographic presence, diversified product line, experienced personnel and national brand name all position us well for such opportunities now and in the future. We have begun to see land being offered at prices that we believe are attractive based on current market conditions and in fiscal 2010 we entered into contracts to acquire approximately 5,600 home sites (net of options terminated). In fiscal 2009, the number of home sites controlled, excluding the homes delivered during fiscal 2009, declined by approximately 4,900. In addition, in fiscal 2010, we formed Gibraltar Capital and Asset Management to invest in distressed real estate opportunities that may be different than our traditional homebuilding operations.

We continue to see reduced competition from the small and mid-sized private builders that had been our primary competitors in the luxury market. We believe that many of these builders are no longer in business and that access by the surviving private builders to capital is already severely constrained. We envision that there will be fewer and more selective lenders serving our industry when the market rebounds and that those lenders likely will gravitate to the homebuilding companies that offer them the greatest security, the strongest balance sheets and the broadest array of potential business opportunities. We believe that this reduced competition, combined with attractive long-term demographics, will reward those well-capitalized builders that can persevere through the current challenging environment.

Notwithstanding the current market conditions, we believe that geographic and product diversification, access to lower-cost capital, and strong demographics have in the past and will in the future, as market conditions improve over time, benefit those builders that can control land and persevere through the increasingly difficult regulatory approval process. We believe that these factors favor the large publicly traded homebuilding companies with the capital and expertise to control home sites and gain market share. We believe that over the past five years, many builders and land developers reduced the number of home sites that were taken through the approval process. The process continues to be difficult and lengthy, and the political pressure from no-growth proponents continues to increase. We believe our expertise in taking land through the approval process and our already approved land positions will allow us to grow in the years to come, as market conditions improve.

Because of the length of time that it takes to obtain the necessary approvals on a property, complete the land improvements on it, and deliver a home after a home buyer signs an agreement of sale, we are subject to many risks. We attempt to reduce certain risks by controlling land for future development through options (also referred to herein as "land purchase contracts" or "option and purchase agreements"), thus allowing the necessary governmental approvals to be obtained before acquiring title to the land; generally commencing construction of a detached home only after executing an agreement of sale and receiving a substantial down payment from the buyer; and using subcontractors to perform home construction and land development work on a fixed-price basis. Our risk reduction strategy of generally not commencing the construction of a home until we have an agreement of sale with a buyer was effective in the past but, due to the number of cancellations of agreements of sale that we had during the current downturn in the housing market, many of which were for homes on which we had commenced construction, the number of homes under construction in detached single-family communities for which we do not have an agreement of sale increased from our historical levels. Over the past two years, however, we have reduced the number of these unsold units to more historical levels. In addition, over the past several years, the number of our attached-home communities has grown, resulting in an increase in the number of unsold units under construction.

In response to the decline in market conditions over the past several years, we have re-evaluated and renegotiated or cancelled many of our land purchase contracts. In addition, we have sold, and may continue to sell, certain parcels of land that we have identified as non-strategic. As a result, we reduced our land position from a high of approximately 91,200 home sites at April 30, 2006, to approximately 34,900 home sites at October 31, 2010. We continue to position ourselves for this recovery through the opportunistic and, we believe, prudent purchase of land and the continued growth of our community count. Based on our belief that the housing market has bottomed, the increased attractiveness of land available for purchase and the revival of demand in certain areas, we have begun to increase our land positions. During fiscal 2010, we acquired control of approximately 5,600 home sites (net of options terminated), increasing the number of home sites controlled to approximately 34,900 home sites at October 31, 2010. Of the 34,900 home sites controlled at October 31, 2010, we owned approximately 28,900. Of these 28,900 home sites, significant improvements were completed on approximately 10,500. At October 31, 2010, we were selling from 195 communities, compared to 200 communities at October 31, 2009. For the first time in four years, we expect our community count will grow in fiscal 2011. We expect to be selling from 215 to 225 communities at October 31, 2011. In addition, at October 31, 2010, we had 48 communities that were temporarily closed due to market conditions, of which we expect to reopen approximately 13 prior to October 31, 2011.

Contracts and Backlog

The aggregate value of gross sales contracts signed decreased 3.4% in fiscal 2010, as compared to fiscal 2009, and 30.6% in fiscal 2009, as compared to fiscal 2008. The value of gross sales contracts signed was $1.57 billion (2,789 homes) in fiscal 2010, $1.63 billion (2,903 homes) in fiscal 2009 and $2.34 billion (3,920 homes) in fiscal 2008. The decrease in fiscal 2010, as compared to fiscal 2009, was the result of a 3.9% decrease in the number of gross contracts signed, offset, in part, by a slight increase in the average value of each contract signed. The decrease in fiscal 2009, as compared to fiscal 2008, was the result of a 25.9% decrease in the number of gross contracts signed and a 6.2% decrease in the average value of each contract signed.

Our contract cancellation rate over the past 18 months has been comparable to the cancellation rates prior to fiscal 2006. In fiscal 2010, home buyers cancelled $98.3 million (184 homes) of signed contracts, as compared to $321.2 million (453 homes) in fiscal 2009 and $733.2 million (993 homes) in fiscal 2008. As a percentage of the number of gross contracts signed in fiscal 2010, 2009 and 2008, home buyers cancelled 6.6%, 15.6% and 25.3%, in those respective years, and 6.3%, 19.8% and 31.3% of the value of gross contracts signed in those respective years. In the last half of fiscal 2009, we saw an improvement in our contract cancellation rate; in the fourth quarter and third quarter of fiscal 2009, our contract cancellation rate (the number of contracts cancelled in the period divided by the number of gross contracts signed in the period) was 6.9% and 8.5%, respectively, as compared to 30.2% and 19.4% in the comparable periods of fiscal 2008.

The aggregate value of net sales contracts signed increased 12.8% in fiscal 2010, as compared to fiscal 2009, and the value of such contracts was $1.47 billion (2,605 homes) in fiscal 2010, as compared to $1.30 billion (2,450 homes) in fiscal 2009. This increase was the result of a 6.3% increase in the number of net contracts signed and a 6.1% increase in the average value of each contract signed. The increase in the average value of net contracts signed in fiscal 2010, as compared to fiscal 2009, was due primarily to a 24.7% lower average value of the contracts cancelled in fiscal 2010, as compared to the average value of contracts cancelled in fiscal 2009, and lower sales incentives given to home buyers in fiscal 2010, as compared to fiscal 2009, offset, in part, by a shift in the number of contracts signed to less expensive products in fiscal 2010, as compared to fiscal 2009.

The aggregate value of net sales contracts signed decreased 18.9% in fiscal 2009, as compared to fiscal 2008. The value of net sales contracts signed was $1.30 billion (2,450 homes) in fiscal 2009 and $1.61 billion (2,927 homes) in fiscal 2008. The decrease in fiscal 2009, as compared to fiscal 2008, was the result of a 16.3% decrease in the number of net contracts signed and a 3.1% decrease in the average value of each contract signed. The decrease in the average value of net contracts signed in fiscal 2009, as compared to fiscal 2008, was due primarily to the higher average value of the contracts cancelled, higher sales incentives given to home buyers, and a shift in the number of contracts signed to less expensive areas and/or products in fiscal 2009, as compared to fiscal 2008.

At October 31, 2010, our backlog of homes under contract was $852.1 million (1,494 homes), 2.6% lower than our $874.8 million (1,531 homes) backlog at October 31, 2009. Our backlog at October 31, 2008 of $1.33 billion (2,046 homes) was 34% higher than our backlog at October 31, 2009. Backlog consists of homes under contract but not yet delivered to our home buyers. The decreases in backlog at October 31, 2010, as compared to the backlog at October 31, 2009 and at October 31, 2009, as compared to October 31, 2008, were primarily attributable to the continued decline in the new home market in fiscal 2010 and 2009, and the decrease in the value and number of net contracts signed in fiscal 2010, as compared to fiscal 2009, as well as in fiscal 2009, as compared to fiscal 2008, offset, in part, by lower deliveries in both fiscal 2010 and 2009, as compared to the preceding fiscal years.

For more information regarding revenues, gross contracts signed, contract cancellations, net contracts signed and sales incentives provided on units delivered by geographic segment, see "Geographic Segments" in this "Management's Discussion and Analysis of Financial Condition and Results of Operation" ("MD&A").

Critical Accounting Policies

We believe the following critical accounting policies reflect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Inventory

Inventory is stated at cost unless an impairment exists, in which case it is written down to fair value in accordance with U.S. generally accepted accounting principles ("GAAP"). In addition to direct land acquisition, land development and home construction costs, costs also include interest, real estate taxes and direct overhead related to development and construction, which are capitalized to inventory during periods beginning with the commencement of development and ending with the completion of construction. For those communities that have been temporarily closed, no additional interest is allocated to the community's inventory until it re-opens, and other carrying costs are expensed as incurred. Once a parcel of land has been approved for development and we open the community, it can typically take four or more years to fully develop, sell and deliver all the homes. Longer or shorter time periods are possible depending on the number of home sites in a community and the sales and delivery pace of the homes in a community. Our master planned communities, consisting of several smaller communities, may take up to ten years or more to complete. Because of the downturn in our business, the estimated community lives will likely be significantly longer. Because our inventory is considered a long-lived asset under GAAP, we are required to regularly review the carrying value of each of our communities and write down the value of those communities for which we believe the values are not recoverable.

Current Communities

When the profitability of a current community deteriorates, the sales pace declines significantly or some other factor indicates a possible impairment in the recoverability of the asset, the asset is reviewed for impairment by comparing the estimated future undiscounted cash flow for the community to its carrying value. If the estimated future undiscounted cash flow is less than the community's carrying value, the carrying value is written down to its estimated fair value. Estimated fair value is primarily determined by discounting the estimated future cash flow of each community. The impairment is charged to cost of revenues in the period in which the impairment is determined. In estimating the future undiscounted cash flow of a community, we use various estimates such as: (a) the expected sales pace in a community, based upon general economic conditions that will have a short-term or long-term impact on the market in which the community is located and on competition within the market, including the number of home sites available and pricing and incentives being offered in other communities owned by us or by other builders; (b) the expected sales prices and sales incentives to be offered in a community; (c) costs expended to date and expected to be incurred in the future, including, but not limited to, land and land development costs, home construction costs, interest costs and overhead costs; (d) alternative product offerings that may be offered in a community that will have an impact on sales pace, sales price, building cost or the number of homes that can be built in a particular community; and (e) alternative uses for the property, such as the possibility of a sale of the entire community to another builder or the sale of individual home sites.

Future Communities

We evaluate all land held for future communities or future sections of current communities, whether owned or optioned, to determine whether or not we expect to proceed with the development of the land as originally contemplated. This evaluation encompasses the same types of estimates used for current communities described above, as well as an evaluation of the regulatory environment in which the land is located and the estimated probability of obtaining the necessary approvals, the estimated time and cost it will take to obtain those approvals and the possible concessions that will be required to be given in order to obtain them. Concessions may include cash payments to fund improvements to public places such as parks and streets, dedication of a portion of the property for use by the public or as open space or a reduction in the density or size of the homes to be built. Based upon this review, we decide (a) as to land under contract to be purchased, whether the contract will likely be terminated or renegotiated, and (b) as to land we own, whether the land will likely be developed as contemplated or in an alternative manner, or should be sold. We then further determine whether costs that have been capitalized to the community are recoverable or should be written off. The write-off is charged to cost of revenues in the period in which the need for the write-off is determined.

The estimates used in the determination of the estimated cash flows and fair value of both current and future communities are based on factors known to us at the time such estimates are made and our expectations of future operations and economic conditions. Should the estimates or expectations used in determining estimated fair value deteriorate in the future, we may be required to recognize additional impairment charges and write-offs related to current and future communities.

The table below provides, for the periods indicated, the number of operating communities that we tested for potential impairment, the number of operating communities in which we recognized impairment charges, the amount of impairment charges recognized, and, as of the end of the period indicated, the fair value of those communities, net of impairment charges ($ amounts in millions).

Three months ended:	Number of Communities Tested	Impaired Communities		
		Number of Communities	Fair Value of Communities Net of Impairment Charges	Impairment Charges
Fiscal 2010:				
January 31	260	14	$ 60.5	$ 22.8
April 30	161	7	$ 53.6	15.0
July 31	155	7	$ 21.5	6.6
October 31	144	12	$ 39.2	9.1
				$ 53.5
Fiscal 2009:				
January 31	289	41	$ 216.2	$ 108.3
April 30	288	36	$ 181.8	67.4
July 31	288	14	$ 67.7	46.8
October 31	254	21	$ 116.4	44.9
				$ 267.4
Fiscal 2008:				
January 31	211	36	$ 328.2	$ 134.3
April 30	297	39	$ 272.2	121.0
July 31	296	18	$ 144.5	59.9
October 31	270	37	$ 198.2	83.9
				$ 399.1

Variable Interest Entities

We have land purchase contracts and several investments in unconsolidated entities which we evaluate for consolidation in accordance with GAAP. In accordance with GAAP, an enterprise that absorbs a majority of the expected losses or receives a majority of the expected residual returns of a variable interest entity ("VIE") is considered to be the primary beneficiary and must consolidate the VIE. A VIE is an entity with insufficient equity investment or in which the equity investors lack some of the characteristics of a controlling financial interest. For land purchase contracts with sellers meeting the definition of a VIE, we perform a review to determine which party is the primary beneficiary of the VIE. This review requires substantial judgment and estimation. These judgments and estimates involve assigning probabilities to various estimated cash flow possibilities relative to the entity's expected profits and losses and the cash flows associated with changes in the fair value of the land under contract. At October 31, 2010, the Company had determined that 32 land purchase contracts, with an aggregate purchase price of $250.1 million, on which it had made aggregate deposits totaling $12.6 million, were VIEs, and that it was not the primary beneficiary of any VIE related to its land purchase contracts.

Income Taxes – Valuation Allowance

Significant judgment is required in estimating valuation allowances for deferred tax assets. In accordance with GAAP, a valuation allowance is established against a deferred tax asset if, based on the available evidence, it is more likely than not that such asset will not be realized. The realization of a deferred tax asset ultimately depends on the existence of sufficient taxable income in either the carryback or carryforward periods under tax law. We periodically assess the need for valuation allowances for deferred tax assets based on GAAP's "more-likely-than-not" realization threshold criteria. In our assessment, appropriate consideration is given to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among other matters, the nature, frequency and magnitude of current and cumulative income and losses, forecasts of future profitability, the duration of statutory carryback or carryforward periods, our experience with operating loss and tax credit carryforwards being used before expiration, and tax planning alternatives.

Our assessment of the need for a valuation allowance on our deferred tax assets includes assessing the likely future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. We base our estimate of deferred tax assets and liabilities on current tax laws and rates and, in certain cases, on business plans and other expectations about future outcomes. Changes in existing tax laws or rates could affect our actual tax results and our future business results may affect the amount of our deferred tax liabilities or the valuation of our deferred tax assets over time. Our accounting for deferred tax assets represents our best estimate of future events.

Due to uncertainties in the estimation process, particularly with respect to changes in facts and circumstances in future reporting periods (carryforward period assumptions), it is possible that actual results could differ from the estimates used in our historical analyses. Our assumptions require significant judgment because the residential homebuilding industry is cyclical and is highly sensitive to changes in economic conditions. If our results of operations are less than projected and there is insufficient objectively positive verifiable evidence to support the likely realization of our deferred tax assets, a valuation allowance would be required to reduce or eliminate our deferred tax assets.

Since the beginning of fiscal 2007, we recorded significant deferred tax assets. These deferred tax assets were generated primarily by inventory impairments and impairments of investments in and advances to unconsolidated entities. In accordance with GAAP, we assessed whether a valuation allowance should be established based on our determination of whether it is "more likely than not" that some portion or all of the deferred tax assets would not be realized. We believe that the continued downturn in the housing market, the uncertainty as to its length and magnitude, and our continued recognition of impairment charges are significant evidence of the need for a valuation allowance against our net deferred tax assets. We have recorded valuation allowances against all of our net deferred tax assets.

We are allowed to carry forward tax losses for 20 years and apply such tax losses to future taxable income to realize federal deferred tax assets. In addition, we will be able to reverse previously recognized valuation allowances during any future period in which we report book income before taxes. We will continue to review our deferred tax assets in accordance with GAAP.

On November 6, 2009, the Worker, Homeownership, and Business Assistance Act of 2009 (the "Act") was enacted into law. The Act amended Section 172 of the Internal Revenue Code to allow net operating losses realized in a tax year ending after December 31, 2007 and beginning before January 1, 2010 to be carried back for up to five years (such losses were previously limited to a two-year carryback). This change allowed us to carry back our fiscal 2010 taxable losses to prior years and recognize a tax benefit of $113.8 million in our consolidated statement of operations for fiscal 2010. In addition, the Act will allow us to file for a refund of previously paid federal income taxes. We estimate that we will be able to carryback $404.5 million of fiscal 2010 tax losses and receive a tax refund in fiscal 2011 of approximately $141.6 million. The ultimate amount of such refunds realized is dependent on our actual taxable losses for fiscal 2010, which may vary significantly from its current expectations. We have reflected the expected refund of $141.6 million in our October 31, 2010 consolidated financial statements.

For state tax purposes, due to past losses and projected future losses in certain jurisdictions where we do not have carryback potential and/or cannot sufficiently forecast future taxable income, we recognized net cumulative valuation allowances against our state deferred tax assets of $45.0 million as of October 31, 2010 and 2009. Future valuation allowances in these jurisdictions may continue to be recognized if we believe we will not generate sufficient future taxable income to utilize future state deferred tax assets.

Revenue and Cost Recognition

The construction time of our homes is generally less than one year, although some homes may take more than one year to complete. Revenues and cost of revenues from these home sales are recorded at the time each home is delivered and title and possession are transferred to the buyer. Closing normally occurs shortly after construction is substantially completed. In addition, we have several high-rise/mid-rise projects that do not qualify for percentage of completion accounting in accordance with GAAP that are included in this category of revenues and costs. During fiscal 2007 and 2008, we completed construction on four projects for which we used the percentage of completion accounting method to recognize revenues and costs; the remaining units in these projects have been or will be accounted for using the completed contract method of accounting. Based upon the current accounting rules and interpretations, we do not believe that any of our current communities qualify for percentage of completion accounting.

For our standard attached and detached homes, land, land development and related costs, both incurred and estimated to be incurred in the future, are amortized to the cost of homes closed based upon the total number of homes to be constructed in each community. Any changes resulting from a change in the estimated number of homes to be constructed or in the estimated costs subsequent to the commencement of delivery of homes are allocated to the remaining undelivered homes in the community. Home construction and related costs are charged to the cost of homes closed under the specific identification method. The estimated land, common area development and related costs of master planned communities, including the cost of golf courses, net of their estimated residual value, are allocated to individual communities within a master planned community on a relative sales value basis. Any changes resulting from a change in the estimated number of homes to be constructed or in the estimated costs are allocated to the remaining home sites in each of the communities of the master planned community.

For high-rise/mid-rise projects, land, land development, construction and related costs, both incurred and estimated to be incurred in the future, are generally amortized to the cost of units closed based upon an estimated relative sales value of the units closed to the total estimated sales value. Any changes resulting from a change in the estimated total costs or revenues of the project are allocated to the remaining units to be delivered.

Forfeited customer deposits are recognized in other income in the period in which we determine that the customer will not complete the purchase of the home and we have the right to retain the deposit.

Sales Incentives

In order to promote sales of our homes, we grant our home buyers sales incentives from time-to-time. These incentives will vary by type of incentive and by amount on a community-by-community and home-by- home basis. Incentives that impact the value of the home or the sales price paid, such as special or additional options, are generally reflected as a reduction in sales revenues. Incentives that we pay to an outside party, such as paying some or all of a home buyer's closing costs, are recorded as an additional cost of revenues. Incentives are recognized at the time the home is delivered to the home buyer and we receive the sales proceeds.

Off-Balance Sheet Arrangements

The trends, uncertainties or other factors that have negatively impacted our business and the industry in general and are discussed in the "– Overview" section have also impacted the unconsolidated entities in which we have investments. We review each of our investments in unconsolidated entities on a quarterly basis to determine the recoverability of our investment. We evaluate the recoverability of our investment in unconsolidated entities using similar methodology that we use to evaluate our inventories. This evaluation entails a detailed cash flow analysis using many estimates including, but not limited to, expected sales pace, expected sales prices, expected incentives, costs incurred and anticipated, sufficiency of financing and capital, competition, and market conditions. When markets deteriorate and it is no longer probable that we can recover our investment in a joint venture, we impair our investment. If a joint venture has its own loans or is principally a joint venture to hold an option, such impairment may result in the majority or all of our investment being impaired. See "– Critical Accounting Policies – Inventory" for more detailed disclosure on our evaluation of inventory.

We have investments in and advances to various unconsolidated entities. At October 31, 2010, we had investments in and advances to these entities, net of impairment charges recognized, of $198.4 million, and were committed to invest or advance $11.8 million (net of amounts accrued) of additional funds to certain of these entities if they require additional funding. At October 31, 2010, we had accrued $88.1 million of our commitments to our unconsolidated entities. In addition, we guarantee certain debt of a number of these unconsolidated entities on a several and pro-rata basis. At October 31, 2010, we guaranteed an aggregate of approximately $67.8 million (net of amounts that we have accrued) of debt relating to three joint ventures, which had aggregate borrowings of approximately $782.0 million.

In connection with certain land joint ventures to which we are a party, we executed completion guarantees and conditional repayment guarantees. The obligations under the completion guarantees and conditional repayment guarantees are several and not joint, and are limited to our pro-rata share of the loan obligations of the respective joint ventures. At October 31, 2010, the maximum amount of the completion guarantees and conditional repayment guarantees (net of amounts that we have accrued) is estimated to be approximately $57.8 million, if any liability is determined to be due thereunder, which amount is included in the $67.8 million of guarantees disclosed above.

Our investments in these entities are accounted for using the equity method. See Note 3 to the consolidated financial statements for more information regarding our investments in and advances to various unconsolidated entities.

Results of Operations

The following table compares certain statement of operations items related to fiscal 2010, 2009 and 2008 ($ amounts in millions).

	Year ended October 31,					
	2010		2009		2008	
	$	%	$	%	$	%
Revenues	$1,494.8		$1,755.3		$3,148.2	
Costs of revenues	1,383.1	92.5	1,951.3	111.2	3,119.8	99.1
Selling, general and administrative	263.2	17.6	313.2	17.8	429.9	13.7
Interest expense	22.8	1.5				
Goodwill impairment			7.9	0.5	3.2	0.1
	1,669.1	111.7	2,272.5	129.5	3,552.9	112.9
Loss from operations	(174.3)		(517.2)		(404.8)	
Other:						
Income (loss) from unconsolidated entities	23.5		(7.5)		(186.4)	
Interest and other income	34.8		41.9		124.4	
Expenses related to early retirement of debt	(1.2)		(13.7)			
Loss before income taxes	(117.2)		(496.5)		(466.8)	
Income tax (benefit) provision	(113.8)		259.4		(169.0)	
Net loss	$ (3.4)		$ (755.8)		$ (297.8)	

Note: Amounts may not add due to rounding.

Fiscal 2010 Compared to Fiscal 2009

Results of Operations

In fiscal 2010, we recognized $1.49 billion of revenues and a net loss of $3.4 million, as compared to $1.76 billion of revenues and a net loss of $755.8 million in fiscal 2009. In fiscal 2010 and fiscal 2009, we recognized $115.3 million and $465.4 million of inventory impairments and write-offs, respectively. In fiscal 2010, we recognized an income tax benefit of $113.8 million, as compared to an income tax provision of $259.4 million in fiscal 2009. In addition, we recognized $11.3 million of joint venture impairment charges and write-offs in fiscal 2009.

Revenues and Cost of Revenues

Revenues in fiscal 2010 were lower than those in fiscal 2009 by approximately $260.5 million, or 14.8%. This decrease was attributable to a 10.9% decrease in the number of homes delivered and a 4.4% decrease in the average price of the homes delivered. The decrease in the number of homes delivered in fiscal 2010 was primarily due to a 25.2% decline in the number of homes in backlog at October 31, 2009, as compared to October 31, 2008, offset, in part, by a 6.3% increase in the number of net contracts signed in fiscal 2010, as compared to fiscal 2009. The 4.4% decrease in the average price of the homes delivered in fiscal 2010, as compared to fiscal 2009, was due to a shift in product mix to lower priced product, offset, in part, by a decrease in sales incentives, as a percentage of the homes' gross sales price, given on homes closed in fiscal 2010, as compared to fiscal 2009. Average sales incentives given on homes delivered in fiscal 2010 amounted to approximately $82,600 per home or 12.7% of the gross price of the home delivered, as compared to approximately $93,200 per home or 13.6% of the gross price of the home delivered in fiscal 2009. The decrease in per home sales incentives in fiscal 2010, as compared to fiscal 2009, was primarily due to lower sales incentives provided on contracts in backlog at October 31, 2009, as compared to value of sales incentives on contracts in backlog at October 31, 2008, and the decrease in sales incentives given on contracts signed in fiscal 2010 that were delivered in fiscal 2010, as compared to contracts signed in fiscal 2009 and delivered in fiscal 2009.

Cost of revenues as a percentage of revenues was 92.5% in fiscal 2010, as compared to 111.2% in fiscal 2009. In fiscal 2010 and 2009, we recognized inventory impairment charges and write-offs of $115.3 million and $465.4 million, respectively. Interest cost as a percentage of revenues was 5.1% in fiscal 2010, as compared to 4.5% in fiscal 2009. The higher interest cost as a percentage of revenue was due to inventory generally being held for a longer period of time, fewer qualifying assets to which interest can be allocated which resulted in higher amounts of capitalized interest allocated to qualifying inventory, and lower average prices of homes delivered. Cost of revenues as a percentage of revenues, excluding impairments and interest, was 79.7% of revenues in fiscal 2010, as compared to 80.2% in fiscal 2009. This decline was primarily due to lower incentives given on homes delivered and lower overhead and closing costs, offset, in part, by higher cost of land, land improvement and house construction costs.

Selling, General and Administrative Expenses ("SG&A")

SG&A expense decreased by $50.0 million, or 16.0%, in fiscal 2010, as compared to fiscal 2009. As a percentage of revenues, SG&A was 17.6% in fiscal 2010, as compared to 17.8% in fiscal 2009. The reduction in SG&A expense in fiscal 2010, as compared to fiscal 2009, was due primarily to lower compensation and related costs, reduced advertising, promotion and model operating costs, reduced insurance costs and a decrease in the write-off of deferred marketing costs related to closed communities.

Interest Expense

Interest incurred on average homebuilding indebtedness in excess of average qualified inventory is charged directly to the statement of operations in the period incurred. Interest expensed directly to the statement of operations in fiscal 2010 was $22.8 million, as compared to $7.9 million in fiscal 2009 due to the lower amounts of qualified inventory.

Income (Loss) From Unconsolidated Entities

We are a participant in several joint ventures and in the Trust and Trust II. We recognize our proportionate share of the earnings and losses from these entities. The trends, uncertainties or other factors that have negatively impacted our business and the industry in general and that are discussed in the "– Overview" section have also impacted the unconsolidated entities in which we have investments. Many of our joint ventures are land development projects or high-rise/mid-rise construction projects and do not generate revenues and earnings for a number of years during the development of the property. Once development is complete, the joint ventures will generally, over a relatively short period of time, generate revenues and earnings until all the assets of the entity are sold. Because there is not a steady flow of revenues and earnings from these entities, the earnings recognized from these entities will vary significantly from quarter to quarter and year to year.

In fiscal 2010, we recognized $23.5 million of income from unconsolidated entities, as compared to a $7.5 million loss in fiscal 2009. The loss in fiscal 2009 included $11.3 million of impairment charges that we recognized on two of our investments in unconsolidated entities. In the fourth quarter of fiscal 2010, we reversed $11.0 million of accrued costs related to litigation against us and an unconsolidated entity in which we had an investment, due to settlement of the litigation for an amount that was less than we had previously estimated.

Interest and Other Income

Interest and other income were $34.8 million in fiscal 2010 and $41.9 million in fiscal 2009. The decrease in interest and other income in fiscal 2010, as compared to fiscal 2009, was primarily due to declines in fiscal 2010, as compared to fiscal 2009, of $11.2 million of retained customer deposits and $4.4 million in interest income, offset, in part, by an increase in income from ancillary businesses and management fee income in fiscal 2010, as compared to fiscal 2009.

Expenses Related to Early Retirement of Debt

In fiscal 2010, we purchased $45.5 million of our senior notes in open market purchases at various prices and expensed $1.2 million related to the premium/loss paid and other debt redemption costs of our senior notes and the write-off of the unamortized costs related to our old revolving credit facility that was terminated in October 2010.

In fiscal 2009, we redeemed $295.1 million principal amount of senior subordinated notes, conducted a tender offer for $200.0 million principal amount of senior notes and incurred $13.7 million of expenses related to the redemption and the tender offer, representing the call premium, the write-off of unamortized debt issuance costs and costs incurred to complete the tender offer.

Loss Before Income Tax (Benefit) Provision

In fiscal 2010 and 2009, we reported a loss before income tax (benefit) provision of $117.2 million and $496.5 million, respectively.

Income Tax (Benefit) Provision

In fiscal 2010 and 2009, we recognized an income tax benefit of $113.8 million and an income tax provision of $259.4 million, respectively. Excluding the valuation allowances recognized against our federal and state deferred tax assets in fiscal 2010 and 2009 and recoveries of previously recognized valuation allowances, we recognized a tax benefit in fiscal 2010 and 2009 of $40.7 million and $198.9 million, respectively.

In fiscal 2010 and 2009, we recognized $55.4 million and $458.3 million of valuation allowance, respectively. In addition, in fiscal 2010, we reversed $128.6 million of valuation allowances previously recognized. The decline in the valuation allowances recognized in fiscal 2010, as compared to fiscal 2009, was due primarily to the decline in the amount of inventory impairments and impairments of investments in and advances to unconsolidated entities recognized in fiscal 2010, as compared to fiscal 2009. The reversal of valuation allowances previously recognized in fiscal 2010 is due to our expected recovery of certain deferred tax assets through our ability to carryback fiscal 2010 tax losses to prior years and receive a refund of the applicable federal taxes. The recovery of deferred tax assets principally related to inventory impairments and impairments of investments in and advances to unconsolidated entities recognized for income tax purposes in fiscal 2010 that were recognized for book purposes in prior years. See "– Critical Accounting Policies – Income Taxes – Valuation Allowance" above, for information regarding the valuation allowances against our net deferred tax assets.

Excluding valuation adjustments, the difference in the effective tax rate for fiscal 2010, as compared to fiscal 2009, was primarily due to: (a) the reversal in fiscal 2010 of $39.5 million of accruals against potential tax assessments, which were no longer needed due to our settlement of various federal and state audits and the expiration of the applicable statute of limitations for federal and state tax purposes, as compared to $77.3 million in fiscal 2009; (b) the recording of $35.6 million of unrecognized tax benefits in fiscal 2010, as compared to $39.5 million in fiscal 2009; (c) the recognition of $9.3 million of interest and penalties in fiscal 2010, as compared to $6.8 million of interest and penalties recognized in fiscal 2009; (d) the recognition of a $3.8 million state tax benefit, before valuation allowance, in fiscal 2010, as compared to a $14.5 million state tax benefit, before valuation allowance, recognized in fiscal 2009; and (e) the loss of tax credits recognized in years prior to fiscal 2009 that were lost due to the elimination of taxable income in those years as a result of the carryback of fiscal 2009 tax losses. The increase in the interest and penalties recognized is due to the increase in number of tax years open to assessment and potential additional taxes due. The decline in the state tax benefit is due primarily to the decline in the reported loss in fiscal 2010, as compared to fiscal 2009.

Fiscal 2009 Compared to Fiscal 2008

Revenues and Cost of Revenues

In fiscal 2009, we recognized $1.76 billion of revenues and a net loss of $755.8 million, as compared to $3.15 billion of revenues and a net loss of $297.8 million in fiscal 2008. In fiscal 2009, we recognized inventory and joint venture impairment charges and write-offs of $476.7 million, as compared to $845.6 million of inventory and joint venture impairment charges and write-offs in fiscal 2008. In addition, in fiscal 2009, we recognized $458.3 million of valuation allowances against our federal and state deferred tax assets, as compared to $24.1 million of valuation allowances against our state deferred tax assets in fiscal 2008. See "Critical Accounting Policies: Income Taxes – Valuation Allowance" above for an expanded discussion relating to the valuation allowances recognized.

Excluding $41.9 million of revenues recognized under the percentage of completion accounting method in fiscal 2008, revenues in fiscal 2009 were lower than those in fiscal 2008 by approximately $1.35 billion, or 43.5%. This decrease was attributable to a 37.5% decrease in the number of homes delivered and a 9.6% decrease in the average price of the homes delivered. The decrease in the number of homes delivered in fiscal 2009 was primarily due to a 48.2% decline in our backlog at October 31, 2008, as compared to our backlog at October 31, 2007, and a 16.3% decrease in the number of net contracts signed in fiscal 2009, as compared to fiscal 2008. The 9.6% decrease in the average price of the homes delivered in fiscal 2009, as compared to fiscal 2008, was due to the impact of a shift in product mix to lower priced product and less expensive areas, and an increase in incentives given on homes closed in fiscal 2009, as compared to fiscal 2008. Average sales incentives given on homes delivered in fiscal 2009 amounted to approximately $93,200 per home or 13.6% of the gross sales price of the home, as compared to approximately $70,200 per home, or 9.7% of the gross sales price of the home, in fiscal 2008.

Cost of revenues as a percentage of revenue was 111.2% in fiscal 2009, as compared to 99.1% in fiscal 2008. In fiscal 2009 and 2008, we recognized inventory impairment charges and write-offs of $465.4 million and $645.0 million, respectively. Cost of revenues, excluding inventory impairment charges and write-offs (collectively "home costs"), was 84.7% of revenues in fiscal 2009, as compared to 78.6% in fiscal 2008. The increase in the home costs percentage was due primarily to higher sales incentives on the homes delivered, higher interest costs and a change in the mix of product delivered. Sales incentives as a percentage of revenues were 15.7% in fiscal 2009 and 10.7% in fiscal 2008. Interest cost as a percentage of revenues was 4.5% in fiscal 2009, as compared to 2.8% in fiscal 2008. The higher interest cost percentage in fiscal 2009 was due to inventory generally being held for a longer period of time and fewer qualifying assets to which interest can be allocated, resulting in higher amounts of capitalized interest allocated to qualifying inventory.

Selling, General and Administrative Expenses ("SG&A")

SG&A spending decreased by $108.7 million, or 25.3%, in fiscal 2009, as compared to fiscal 2008. As a percentage of revenues, SG&A was 18.3% in fiscal 2009, as compared to 13.7% in fiscal 2008. The reduction in spending was due primarily to reduced compensation and related costs and reduced costs for advertising, promotions and marketing offset, in part, by the expensing of interest incurred not eligible to be capitalized in fiscal 2009 and the higher amount of deferred marketing costs that were written off with regard to communities that were temporarily closed, sold or redesigned in fiscal 2009, as compared to fiscal 2008. Due to the decline in qualified inventory, interest incurred on homebuilding indebtedness exceeded amounts eligible for capitalization in fiscal 2009 by $7.9 million, which was expensed to SG&A in fiscal 2009. Prior to November 1, 2008, qualified inventory exceeded homebuilding indebtedness and all interest incurred was capitalized. The write-off of deferred marketing costs related to communities that were temporarily closed, sold or redesigned in fiscal 2009 and 2008 was $9.9 million and $1.7 million, respectively.

Goodwill Impairment

During fiscal 2008, due to the continued decline of the Nevada and Florida housing markets, we re-evaluated the carrying value of goodwill associated with the acquisition of two small home builders in these markets. We estimated the fair value of our assets in these markets, including goodwill. Fair value was determined based on the discounted future cash flow expected to be generated in these markets. Based upon this evaluation and our expectation that these markets would not recover for a number of years, we determined that the related goodwill had been impaired. We recognized $3.2 million of impairment charges in fiscal 2008. After recognizing these charges, we did not have any goodwill remaining on our balance sheet at October 31, 2008.

Loss From Unconsolidated Entities

We are a participant in several joint ventures and in Toll Brothers Realty Trust ("Trust") and Toll Brothers Realty Trust II ("Trust II"). We recognize our proportionate share of the earnings and losses from these entities. The trends, uncertainties or other factors that have negatively impacted our business and the industry in general and that are discussed in "– Overview" have also impacted the unconsolidated entities in which we have investments. Many of our joint ventures are land development projects or high-rise/mid-rise construction projects and do not generate revenues and earnings for a number of years during the development of the property. Once development is complete, the joint ventures will generally, over a relatively short period of time, generate revenues and earnings until all the assets of the entity are sold. Because there is not a steady flow of revenues and earnings from these entities, the earnings recognized from these entities will vary significantly from quarter to quarter and year to year.

In fiscal 2009, we recognized $7.5 million of losses from unconsolidated entities, as compared to $186.4 million of losses in fiscal 2008. The loss in fiscal 2009 was attributable to $11.3 million of impairment charges recognized on our investments in unconsolidated entities. The loss in fiscal 2008 was attributable to $200.7 million of impairment charges recognized on our investments in unconsolidated entities.

Interest and Other Income

Interest and other income were $41.9 million and $124.4 million in fiscal 2009 and fiscal 2008, respectively. The decrease in other income in fiscal 2009, as compared to fiscal 2008, was primarily due to a $40.2 million gain recognized in fiscal 2008 on a condemnation judgment in our favor, a $23.0 million decline in interest income in fiscal 2009, as compared to fiscal 2008, a $10.7 million decline in retained customer deposits in fiscal 2009, as compared to fiscal 2008, a $4.4 million decline in income from land sales in fiscal 2009, as compared to fiscal 2008, and a $2.6 million decline in income from ancillary businesses and management fee income in fiscal 2009, as compared to fiscal 2008.

Expenses Related to Early Retirement of Debt

In fiscal 2009, we redeemed $295.1 million principal amount of senior subordinated notes and conducted a tender offer for $200.0 million principal amount of senior notes and incurred $13.7 million of expenses related to the redemption and the tender offer, representing the call premium, the write-off of unamortized debt issuance costs and costs incurred to complete the tender offer.

Loss Before Income Taxes

We reported a loss before income taxes of $496.5 million and $466.8 million in fiscal 2009 and 2008, respectively.

Income Taxes

In fiscal 2009, we recognized a provision for taxes of $259.4 million and an income tax benefit of $169.0 million in fiscal 2008. In fiscal 2009 and fiscal 2008, we recorded $458.3 million and $24.1 million, respectively, of valuation allowances against our net deferred tax assets. See "Critical Accounting Policies – Income Taxes – Valuation Allowance" in this MD&A for information regarding the valuation allowances against our net deferred tax assets. Excluding the valuation allowances against our net deferred tax assets in fiscal 2009 and 2008, we recognized a tax benefit in fiscal 2009 of $198.9 million at an effective rate of 40.1% and $193.0 million at an effective rate of 41.4% in fiscal 2008.

The difference in the effective tax rates in fiscal 2009, as compared to fiscal 2008, excluding the deferred tax asset valuation allowances that we recognized, was primarily due to: (a) the increased reversal in fiscal 2009, over fiscal 2008, of state tax provision (net of federal tax provision) accrued in prior years against potential tax assessments, which were no longer needed due to our settlement of various federal and state audits and the expiration of the applicable statute of limitations for federal and state tax purposes; (b) a lower blended state tax rate in fiscal 2009, as compared to fiscal 2008, due to the combination of a shift in the state tax jurisdictions where the losses occurred and the applicable state income tax rates in those jurisdictions; (c) the recognition of additional tax provision in fiscal 2009 due to uncertainties of tax positions taken on prior year tax returns; (d) the reversal of tax credits recognized in prior years that will be lost due to the elimination of taxable income in those years due to the carryback of tax losses; and (e) an increase in the fiscal 2008 rates due to tax free income recognized in fiscal 2008 but not in fiscal 2009.

We operate in 21 states and are subject to various state tax jurisdictions. We estimate our state tax liability based upon the individual taxing authorities' regulations, estimates of income by taxing jurisdiction and our ability to utilize certain tax-saving strategies. Due primarily to a change in our estimate of the allocation of income or loss, as the case may be, among the various state taxing jurisdictions and changes in tax regulations and their impact on our strategies, we estimated that our state income tax rate, net of a 35% federal tax benefit, was 2.9% for fiscal 2009 and 5.9% for fiscal 2008.

Capital Resources and Liquidity

Funding for our business has been and continues to be provided principally by cash flow from operating activities before inventory additions, unsecured bank borrowings and the public debt and equity markets. Prior to fiscal 2008, we used our cash flow from operating activities before inventory additions, bank borrowings and the proceeds of public debt and equity offerings to acquire additional land for new communities, fund additional expenditures for land development, fund construction costs needed to meet the requirements of our backlog, invest in unconsolidated entities, purchase our stock and repay debt.

At October 31, 2010, we had $1.24 billion of cash and cash equivalents and marketable U.S. Treasury and Agency securities on hand and approximately $799.0 million available under our new $885 million revolving credit facility which extends to October 2014. During fiscal 2010, we used available cash to repay a $331.7 million bank term loan and repurchase or redeem $94.0 million of our senior and senior subordinated notes. Since October 31, 2006, we have increased our cash position (including marketable U.S. Treasury and Agency securities) by approximately $604.4 million and reduced debt by approximately $636.8 million.

At October 31, 2010, we had $1.24 billion of cash and cash equivalents and marketable U.S. Treasury and Agency securities on hand, a decrease of $672.0 million compared to October 31, 2009. In fiscal 2010, cash flow used in operating activities was $146.3 million. Cash used in operating activities during fiscal 2010 was primarily used to acquire inventory, collateralize approximately $54.4 million of letters of credit and fund an increase in mortgage loan originations in excess of mortgage loan sales, offset, in part, by cash flow generated from our earnings before inventory impairments, depreciation and amortization. We used $151.4 million of cash in our investing activities in fiscal 2010, primarily for investments in marketable U.S. Treasury and Agency securities and for investments made in our unconsolidated entities. We also used $471.0 million of cash in financing activities in fiscal 2010, principally for the repayment of our $331.7 million bank term loan, $94.0 million for the redemption of senior and senior subordinated notes, and repayment of $103.2 million of other loans payable, offset, in part, by $45.4 million of net borrowings on our mortgage company warehouse loan, $7.6 million of proceeds from stock-based benefit plans and $5.0 million of tax benefits from stock-based compensation.

In fiscal 2009, our cash and cash equivalents and marketable U.S. Treasury securities increased by $275.4 million. In fiscal 2009, cash flow provided by operating activities was $283.2 million. Cash provided by operating activities was primarily generated by a reduction in inventory and the receipt of income tax refunds on previously paid taxes, offset, in part, by the payment of accounts payable and accrued liabilities and income tax payments made for the settlement of previously accrued tax audits. The decreases in inventory, accounts payable and accrued liabilities were primarily due to the decline in our business as previously discussed. We used $132.2 million of cash in our investing activities in fiscal 2009, primarily for investments in marketable U.S. Treasury securities and for investments in our unconsolidated entities. We also generated a net of $23.2 million of cash from financing activities in fiscal 2009, principally from the issuance of an aggregate of $650.0 million principal amount of senior notes in the public debt markets (net proceeds amounted to $635.8 million), $637.0 million of other borrowings (primarily from our mortgage company warehouse loan), and issuance of securities under our stock-based benefit plans and the tax benefits of stock-based compensation, offset, in part, by the redemption of, and tender for, an aggregate of $495.1 million principal amount of senior and senior subordinated notes, $12.0 million of expenses related to such redemption and tender offer, and the repayment of $785.9 million of other borrowings, of which $624.2 million was on our mortgage company warehouse loan.

In fiscal 2008, our cash and cash equivalents increased by $733.2 million to $1.63 billion. Cash flow from operating activities was $826.8 million. Cash flow from operating activities was generated primarily from income before inventory and investment impairment losses, reductions in inventory and a decrease in contracts receivable related to percentage of completion accounting, offset in part by a decrease in accounts payable and accrued expenses (excluding accruals of estimated liabilities to various joint ventures), a decrease in customer deposits and an increase in deferred tax assets. The decreased inventory, contracts receivable, accounts payable and customer deposits were primarily due to the decline in our business as previously discussed. We used $64.6 million of cash flow in investing activities, primarily for additional investments in unconsolidated entities. In addition, we used $29.0 million of cash flow in financing activities, primarily for the repayment of debt, offset in part by cash generated from issuance of securities under our stock-based benefit plans and the tax benefits of stock-based compensation.

In general, our cash flow from operating activities assumes that, as each home is delivered, we will purchase a home site to replace it. Because we own several years' supply of home sites, we do not need to buy home sites immediately to replace those which we deliver. In addition, we generally do not begin construction of our single-family detached homes until we have a signed contract with the home buyer, although in the past several years, due to the high cancellation rate of customer contracts and the increase in the number of attached-home communities from which we were operating (all of the units of which are generally not sold prior to the commencement of construction), the number of speculative homes in our inventory increased significantly. Should our business remain at its current level or further decline, we believe that our inventory levels would continue to decrease as we complete and deliver the homes under construction but do not commence construction of as many new homes, as we complete the improvements on the land we already own and as we sell and deliver the speculative homes that are currently in inventory, resulting in additional cash flow from operations. In addition, we might continue to delay or curtail our acquisition of additional land, as we have since the second half of fiscal 2006, which would further reduce our inventory levels and cash needs. At October 31, 2010, we owned or controlled through options approximately 34,852 home sites, as compared to approximately 31,900 at October 31, 2009, 39,800 at October 31, 2008 and approximately 91,200 at April 30, 2006, the high point of our home sites owned and controlled. Of the 34,852 home sites owned or controlled through options at October 31, 2010, we owned 28,891; of our owned home sites, significant improvements were completed on approximately 10,500.

At October 31, 2010, the aggregate purchase price of land parcels under option and purchase agreements was approximately $550.4 million (including $131.2 million of land to be acquired from joint ventures in which we have invested). Of the $550.4 million of land purchase commitments, we had paid or deposited $47.1 million, we will receive a credit for prior investments in joint ventures of approximately $37.3 million and, if we acquire all of these land parcels, we will be required to pay an additional $466.0 million. Of the $466.0 million we would be required to pay, we recorded $77.6 million of this amount in accrued expenses at October 31, 2010. The purchases of these land parcels are scheduled over the next several years. We have additional land parcels under option that have been excluded from the aforementioned aggregate purchase amounts since we do not believe that we will complete the purchase of these land parcels and no additional funds will be required from us to terminate these contracts.

During the past several years, we have had a significant amount of cash invested in either short-term cash equivalents or short-term interest-bearing marketable securities. In addition, we have made a number of investments in unconsolidated entities related to the acquisition and development of land for future home sites or in entities that are constructing or converting apartment buildings into luxury condominiums. Our investment activities related to marketable securities and to investments in and distributions of investments from unconsolidated entities are contained in the "Consolidated Statements of Cash Flows" under "Cash flow used in investing activities."

In October 2010, we entered into an $885 million revolving credit facility with 12 banks, which extends to October 2014. The facility replaced a $1.89 billion credit facility consisting of a $1.56 billion unsecured revolving credit facility and a $331.7 million term loan facility with 30 banks, which extended to March 17, 2011. Prior to the closing of the new credit facility, we repaid the term loan under the old credit facility from cash on hand. At October 31, 2010, we had no outstanding borrowings under the new credit facility but had outstanding letters of credit of approximately $86.0 million. At October 31, 2010, interest would have been payable on borrowings under our credit facility at 2.50% (subject to adjustment based upon our debt rating and leverage ratios) above the Eurodollar rate or at other specified variable rates as selected by us from time to time. We are obligated to pay an undrawn commitment fee of 0.50% (subject to adjustment based upon our debt rating and leverage ratios) based on the average daily unused amount of the credit facility. Under the terms of the credit facility, we are not permitted to allow our maximum leverage ratio (as defined in the credit agreement) to exceed 1.75 to 1.00, and we are required to maintain a minimum tangible net worth (as defined in the credit agreement) of approximately $1.88 billion at October 31, 2010. At October 31, 2010, our leverage ratio was approximately 0.19 to 1.00, and our tangible net worth was approximately $2.52 billion. Based upon the minimum tangible net worth requirement, our ability to pay dividends and repurchase our common stock was limited to an aggregate amount of approximately $640 million at October 31, 2010. In addition, at October 31, 2010, we had $54.4 million of letters of credit outstanding with three banks which were not part of our new credit facility; these letters of credit were collateralized by $54.4 million of cash deposits.

In fiscal 2009, we issued $400 million principal amount of 8.91% Senior Notes due 2017 and $250 million principal amount of 6.75% Senior Notes due 2019. We received $635.8 million of aggregate net proceeds from the issuances of these senior notes.

In May 2009, we redeemed $293.0 million outstanding principal amount of our senior subordinated notes due 2011 and in June 2009 purchased an additional $2.1 million principal amount of such notes through open market purchases. In fiscal 2009, we recognized a charge of $2.1 million representing the write-off of unamortized debt issuance costs and the call premium on one of the series of notes. In December 2009, we redeemed the remaining $47.9 million principal amount of our senior subordinated notes due 2011.

In October 2009, we concluded a tender offer for $105.1 million principal amount of our 6.875% Senior Notes due 2012 and $94.9 million principal amount of our 5.95% Senior Notes due 2013. In fiscal 2009, we recognized a charge of $11.6 million representing the tender premium, the write-off of unamortized debt issuance costs and costs incurred to complete the tender offer.

In August 2009, TBI Mortgage Company, our wholly-owned mortgage subsidiary, entered into a Master Repurchase Agreement with Comerica Bank, as agent and representative of itself as a buyer and the other buyers named therein. The agreement replaced TBI Mortgage Company's warehouse credit facility which expired in August 2009. The purpose of the agreement is to finance the origination of mortgage loans by TBI Mortgage Company. The agreement provides for loan purchases up to $75 million, subject to certain sublimits. In addition, the agreement provides for an accordion feature under which TBI Mortgage Company may request that the aggregate commitments under the agreement be increased to an amount up to $100 million. The agreement, as amended, expires on July 28, 2011.

We believe that we will be able to continue to fund our current operations and meet our contractual obligations through a combination of existing cash resources and our existing sources of credit. Due to the deterioration of the credit markets and the uncertainties that exist in the economy and for home builders in general, we cannot be certain that we will be able to replace existing financing or find sources of additional financing in the future.

Contractual Obligations

The following table summarizes our estimated contractual payment obligations at October 31, 2010 (amounts in millions):

	2011	2012 - 2013	2014 - 2015	Thereafter	Total
Senior notes (a)	$ 103.1	$ 531.7	$ 702.8	$ 788.8	$2,126.4
Loans payable (a)	33.5	29.3	5.4	38.9	107.1
Mortgage company warehouse loan (a)	74.8				74.8
Operating lease obligations	11.6	15.9	11.1	13.1	51.7
Purchase obligations (b)	312.9	232.8	38.9	105.2	689.8
Retirement plans (c)	5.1	11.3	10.1	46.0	72.5
Other	0.6	1.0	0.7	0.2	2.5
	$ 541.6	$ 822.0	$ 769.0	$ 992.2	$3,124.8

(a) Amounts include estimated annual interest payments until maturity of the debt. Of the amounts indicated, $1.54 billion of the senior notes, $94.5 million of loans payable and $72.4 million of the mortgage company warehouse loan were recorded on the October 31, 2010 Consolidated Balance Sheet.

(b) Amounts represent our expected acquisition of land under options or purchase agreements and the estimated remaining amount of the contractual obligation for land development agreements secured by letters of credit and surety bonds. Of the total amount indicated, $77.6 million was recorded on the October 31, 2010 Consolidated Balance Sheet.

(c) Amounts represent our obligations under our deferred compensation and supplemental executive retirement plans. Of the total amount indicated, $44.5 million was recorded on the October 31, 2010 Consolidated Balance Sheet.

Inflation

The long-term impact of inflation on us is manifested in increased costs for land, land development, construction and overhead. We generally contract for land significantly before development and sales efforts begin. Accordingly, to the extent land acquisition costs are fixed, increases or decreases in the sales prices of homes will affect our profits. Prior to the current downturn in the economy and the decline in demand for homes, the sales prices of our homes generally increased. Because the sales price of each of our homes is fixed at the time a buyer enters into a contract to purchase a home and because we generally contract to sell our homes before we begin construction, any inflation of costs in excess of those anticipated may result in lower gross margins. We generally attempt to minimize that effect by entering into fixed-price contracts with our subcontractors and material suppliers for specified periods of time, which generally do not exceed one year. The slowdown in the homebuilding industry over the past several years and the decline in the sales prices of our homes, without a corresponding reduction in the costs, have had an adverse impact on our profitability.

In general, housing demand is adversely affected by increases in interest rates and housing costs. Interest rates, the length of time that land remains in inventory and the proportion of inventory that is financed affect our interest costs. If we are unable to raise sales prices enough to compensate for higher costs, or if mortgage interest rates increase significantly, affecting prospective buyers' ability to adequately finance home purchases, our revenues, gross margins and net income would be adversely affected. Increases in sales prices, whether the result of inflation or demand, may affect the ability of prospective buyers to afford new homes.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk primarily due to fluctuations in interest rates. We utilize both fixed-rate and variable-rate debt. For fixed-rate debt, changes in interest rates generally affect the fair market value of the debt instrument, but not our earnings or cash flow. Conversely, for variable-rate debt, changes in interest rates generally do not affect the fair market value of the debt instrument but do affect our earnings and cash flow. We do not have the obligation to prepay fixed-rate debt prior to maturity and, as a result, interest rate risk and changes in fair market value should not have a significant impact on such debt until we are required to refinance such debt.

At October 31, 2010, our debt obligations, principal cash flows by scheduled maturity, weighted-average interest rates and estimated fair value were as follows ($ amounts in thousands):

	Fixed-Rate Debt		Variable-Rate Debt (a)	
Fiscal Year of Maturity	Amount	Weighted-Average Interest Rate (%)	Amount	Weighted-Average Interest Rate (%)
2011	$ 30,405	3.99	$ 72,517	4.49
2012	15,561	3.41	150	0.50
2013	346,288	6.41	150	0.50
2014	269,800	4.94	150	0.50
2015	300,557	5.15	150	0.50
Thereafter	673,344	7.99	12,245	0.50
Discount	(10,350)			
Total	$1,625,605	6.51	$ 85,362	3.89
Fair value at October 31, 2010	$1,753,808		$ 85,362	

(a) Based upon the amount of variable-rate debt outstanding at October 31, 2010 and holding the variable-rate debt balance constant, each 1% increase in interest rates would increase the interest incurred by us by approximately $0.9 million per year.

Geographic Segments

We operate in four geographic segments around the United States: the North, consisting of Connecticut, Illinois, Massachusetts, Michigan, Minnesota, New Jersey and New York; the Mid-Atlantic, consisting of Delaware, Maryland, Pennsylvania and Virginia; the South, consisting of Florida, North Carolina, South Carolina and Texas; and the West, consisting of Arizona, California, Colorado and Nevada. We stopped selling homes in Rhode Island in the first quarter of fiscal 2008 and delivered our last home there in fiscal 2008. Our operations in Rhode Island were immaterial to the North geographic segment. In fiscal 2010, we discontinued the sale of homes in West Virginia and Georgia. The operations of West Virginia and Georgia were immaterial to the Mid-Atlantic and South geographic segments, respectively.

The following tables summarize information related to revenues, gross contracts signed, contract cancellations, net contracts signed and sales incentives provided on units delivered by geographic segment for fiscal years 2010, 2009 and 2008, and information related to backlog and assets by geographic segment at October 31, 2010, 2009 and 2008 ($ amounts in millions):

Units Delivered and Revenues:

	Units 2010	Units 2009	Units 2008	2010	2009	2008
North (a)	774	983	1,300	$ 407.7	$ 585.3	$ 894.4
Mid-Atlantic	876	862	1,443	488.4	492.7	878.6
South (a)	498	544	1,095	264.3	288.2	556.2
West	494	576	905	334.4	389.1	777.1
Other (b)						41.9
	2,642	2,965	4,743	$1,494.8	$1,755.3	$3,148.2

Gross Contracts Signed:

	Units 2010	Units 2009	Units 2008	2010	2009	2008
North	813	847	1,018	$ 418.6	$ 442.8	$ 616.1
Mid-Atlantic	902	899	1,233	502.5	498.7	708.5
South	551	559	907	297.1	281.6	453.9
West	523	598	762	352.1	402.8	562.9
	2,789	2,903	3,920	$1,570.3	$1,625.9	$2,341.4

Contracts Cancelled:

	Units 2010	Units 2009	Units 2008	2010	2009	2008
North	68	184	271	$ 35.2	$ 136.4	$ 203.3
Mid-Atlantic	44	102	205	23.4	74.7	144.3
South	39	87	250	21.1	50.5	127.8
West	33	80	267	18.6	59.6	257.8
	184	453	993	$ 98.3	$ 321.2	$ 733.2

Net Contracts Signed:

	Units 2010	Units 2009	Units 2008	2010	2009	2008
North	745	663	747	$ 383.4	$ 306.4	$ 412.8
Mid-Atlantic	858	797	1,028	479.1	424.0	564.2
South	512	472	657	276.0	231.1	326.1
West	490	518	495	333.5	343.2	305.1
	2,605	2,450	2,927	$1,472.0	$1,304.7	$1,608.2

Contract Cancellation Rates:
(as a percentage of gross contracts signed, based on units and dollars)

	Units	Units	Units	$	$	$
	2010	2009	2008	2010	2009	2008
North	8.4%	21.7%	26.6%	8.4%	30.8%	33.0%
Mid-Atlantic	4.9%	11.3%	16.6%	4.7%	15.0%	20.4%
South	7.1%	15.6%	27.6%	7.1%	17.9%	28.2%
West	6.3%	13.4%	35.0%	5.3%	14.8%	45.8%
Total	6.6%	15.6%	25.3%	6.3%	19.8%	31.3%

Backlog at October 31 :

	Units	Units	Units			
	2010	2009	2008	2010	2009	2008
North	521	550	870	$ 259.3	$ 283.6	$ 562.5
Mid-Atlantic	475	493	558	284.4	293.6	362.3
South	296	282	354	159.7	148.0	205.1
West	202	206	264	148.7	149.6	195.6
	1,494	1,531	2,046	$ 852.1	$ 874.8	$1,325.5

(a) Excludes deliveries from projects accounted for using the percentage of completion accounting method. Information regarding these deliveries in fiscal 2008 is as follows.

	Units	
	2008	2008
North	74	$ 45.6
South	14	40.5
	88	$ 86.1

(b) Amounts represent revenues recognized on projects accounted for using the percentage of completion accounting method. Based upon the current accounting rules and interpretations, we do not believe that any of our current or future communities qualify for percentage of completion accounting.

Sales Incentives:

				% of Gross Revenues*		
	2010	2009	2008	2010	2009	2008
North	$ 42.2	$ 44.1	$ 36.0	9.4%	7.0%	3.9%
Mid-Atlantic	83.5	94.7	100.3	14.6%	16.1%	10.2%
South	39.0	42.4	69.7	12.9%	12.8%	11.1%
West	52.7	95.1	126.9	13.6%	19.6%	14.0%
Total	$ 217.4	$ 276.3	$ 332.9	12.7%	13.6%	9.7%

* Excludes from gross revenues, percentage of completion revenues recognized in fiscal 2008.

Revenues and (Loss) Income Before Taxes:

The following table summarizes by geographic segment total revenues and (loss) income before income taxes for each of the years ended October 31, 2010, 2009 and 2008:

	Revenues			(Loss) income before income taxes		
	2010	2009	2008	2010	2009	2008
North (a)	$ 407.7	$ 585.3	$ 931.9	$ (4.0)	$ (103.3)	$ 0.9
Mid-Atlantic	488.4	492.7	878.6	31.8	(25.0)	(10.9)
South (b)	264.3	288.2	560.6	(36.3)	(49.4)	(170.0)
West	334.4	389.1	777.1	(13.4)	(209.0)	(190.5)
Corporate and other (c)				(95.3)	(109.8)	(96.3)
Total	$1,494.8	$1,755.3	$3,148.2	$ (117.2)	$ (496.5)	$ (466.8)

(a) Includes percentage of completion revenues of $37.5 million in fiscal 2008.
(b) Includes percentage of completion revenues of $4.4 million in fiscal 2008.
(c) Corporate and other is comprised principally of general corporate expenses such as the offices of the Executive Chairman, Chief Executive Officer and President, and the corporate finance, accounting, audit, tax, human resources, risk management, marketing and legal groups, directly expensed interest, offset in part by interest income and income from our ancillary businesses.

Total Assets:

Total assets for each of the Company's geographic segments at October 31, 2010, 2009 and 2008 are shown in the table below.

	2010	2009	2008
North	$ 961.3	$ 1,009.0	$ 1,244.7
Mid-Atlantic	1,161.5	1,081.9	1,220.3
South	693.8	573.1	688.0
West	712.4	759.3	1,134.0
Corporate and other	1,642.6	2,211.1	2,299.8
Total	$5,171.6	$5,634.4	$6,586.8

Fiscal 2010 Compared to Fiscal 2009

North

Revenues for the year ended October 31, 2010 were lower than those for the year ended October 31, 2009 by $177.6 million, or 30.3%. The decrease in revenues was attributable to a 21.3% decrease in the number of homes delivered and an 11.5% decrease in the average price of the homes delivered. The decrease in the number of homes delivered in fiscal 2010, as compared to fiscal 2009, was primarily due to our lower backlog at October 31, 2009, as compared to October 31, 2008. The decline in backlog at October 31, 2009, as compared to October 31, 2008, was due primarily to an 11.2% decrease in the number of net contracts signed in fiscal 2009 over fiscal 2008. The decrease in the average price of the homes delivered in the year ended October 31, 2010, as compared to fiscal 2009, was primarily due to a shift in the number of homes delivered to less expensive products and/or locations and higher sales incentives given on the homes delivered in fiscal 2010 as compared to fiscal 2009.

The value of net contracts signed in the year ended October 31, 2010 was $77.0 million, a 25.1% increase from the $306.4 million of net contracts signed during the year ended October 31, 2009. This increase was primarily due to a 12.4% increase in the number of net contracts signed and a 11.4% increase in the average value of each net contract. The increase in the number of net contracts signed in fiscal 2010, as compared to fiscal 2009, was primarily due to a decrease in the number of contracts cancelled in the year ended October 31, 2010, as compared to the year ended October 31, 2009, and an improvement in housing demand in the first two quarters of fiscal 2010, as compared to fiscal 2009. The increase in the average sales price of net contracts signed in fiscal 2010, as compared to fiscal 2009, was primarily attributable to a decrease in cancellations in fiscal 2010 at one of our high-rise communities located in a New Jersey urban market, which had higher average prices than our typical home. The average sales price of gross contracts signed in the year ended October 31, 2010 was $514,800, a 1.5% decrease from the $522,800 average sales price of gross contracts signed during the year ended October 31, 2009.

We reported losses before income taxes of $4.0 million in the year ended October 31, 2010, as compared to $103.3 million in fiscal 2009. The decrease in the loss was primarily due to lower cost of revenues as a percentage of revenues, lower selling, general and administrative expenses in the year ended October 31, 2010, as compared to the year ended October 31, 2009, and $12.7 million of income recognized from unconsolidated entities in fiscal 2010, as compared to $2.5 million of loss recognized from unconsolidated entities in fiscal 2009. Cost of revenues before interest as a percentage of revenues was 89.4% in fiscal 2010, as compared to 107.3% in fiscal 2009. The lower cost of revenues was primarily the result of lower impairment charges in fiscal 2010, as compared to fiscal 2009, partially offset by increased sales incentives given to home buyers on the homes delivered. We recognized inventory impairment charges of $29.4 million in fiscal 2010, as compared to $145.4 million in fiscal 2009. As a percentage of revenues, higher sales incentives increased cost of revenues by approximately 2.1% in the year ended October 31, 2010, as compared to fiscal 2009. The loss from unconsolidated entities in fiscal 2009 included a $6.0 million impairment charge related to one of the unconsolidated entities.

Mid-Atlantic

For the year ended October 31, 2010, revenues were lower than those for fiscal 2009 by $4.3 million, or 0.9%, primarily due to a 2.5% decrease in the average sales price of the homes delivered, offset, in part, by a 1.6% increase in the number of homes delivered. The decrease in the average price of the homes delivered in fiscal 2010, as compared to fiscal 2009, was primarily related to a shift in the number of homes delivered to less expensive products and/or locations. The increase in the number of homes delivered in the year ended October 31, 2010, as compared to the year ended October 31, 2009, was primarily due to a 41.7% increase in the number of gross contracts signed and a decline of 75.8% in the number of contracts cancelled in the first three months of fiscal 2010, as compared to the comparable period of fiscal 2009. The increased number of contracts signed early in fiscal 2010 and the reduced number of contracts cancelled from that year's beginning backlog allowed us to deliver more units in fiscal 2010 than in fiscal 2009.

The value of net contracts signed during the year ended October 31, 2010 increased by $55.1 million, or 13.0%, from the year ended October 31, 2009. The increase was due to a 7.7% increase in the number of net contracts signed and a 5.0% increase in the average value of each net contract signed. The increase in the number of net contracts signed was due primarily to a decrease in the number of contracts cancelled in fiscal 2010, as compared to fiscal 2009. The increase in the average value of each net contract signed was primarily due to cancellations of higher priced homes in fiscal 2009, as compared to cancellations of lower priced homes in fiscal 2010.

We reported income before income taxes for the year ended October 31, 2010 of $31.8 million as compared to a loss before income taxes in fiscal 2009 of $25.0 million. The increase in the income before income taxes was primarily due to lower impairment charges and lower selling, general and administrative expenses, in the twelve months ended October 31, 2010, as compared to the twelve months ended October 31, 2009. We recognized inventory impairment charges of $11.0 million in fiscal 2010, as compared to $59.7 million in fiscal 2009.

South

Revenues during the year ended October 31, 2010 were lower than those in fiscal 2009 by $23.9 million, or 8.3%. This decrease was attributable to an 8.5% decrease in the number of homes delivered, offset, in part, by a 0.2% increase in the average price of the homes delivered. The decrease in the number of homes delivered in fiscal 2010, as compared to fiscal 2009, was primarily due to lower backlog at October 31, 2009, as compared to October 31, 2008. The decline in backlog at October 31, 2009, as compared to October 31, 2008, was due primarily to a 28.2% decrease in the number of net contracts signed in fiscal 2009 over fiscal 2008.

In fiscal 2010, the value of net contracts signed increased by $45.0 million, or 19.5%, as compared to fiscal 2009. The increase was attributable to increases of 8.5% and 10.1% in the number and average value of net contracts signed, respectively. The increase in the number of net contracts signed in fiscal 2010, as compared to fiscal 2009, was primarily due to a decrease in the number of contract cancellations from 87 in fiscal 2009 to 39 in fiscal 2010. The increase in the average sales price of net contracts signed was primarily due to a decrease in the number of cancellations in fiscal 2010, as compared to fiscal 2009, which had a higher average sales price, and to a shift in the number of contracts signed to more expensive areas and/or products in fiscal 2010, as compared to fiscal 2009.

We reported losses before income taxes for the years ended October 31, 2010 and 2009 of $36.3 million and $49.4 million, respectively. The decline in the loss before income taxes was primarily due to lower impairment charges and lower selling, general and administrative costs in fiscal 2010, as compared to fiscal 2009, offset, in part, by lower revenues in fiscal 2010, as compared to fiscal 2009. Impairment charges decreased from $52.8 million in the year ended October 31, 2009 to $37.2 million in the year ended October 31, 2010.

West

Revenues in the year ended October 31, 2010 were lower than those in the year ended October 31, 2009 by $54.8 million, or 14.1%. The decrease in revenues was attributable to a 14.2% decrease in the number of homes delivered, offset, in part, by a 0.2% increase in the average price of homes delivered. The decrease in the number of homes delivered in fiscal 2010 was primarily attributable to lower backlog at October 31, 2009, as compared to October 31, 2008. The increase in the average price of the homes delivered was primarily due to lower sales incentives given on the homes delivered in fiscal 2010, as compared to fiscal 2009, partially offset by a shift in the number of homes delivered to less expensive products and/or locations in fiscal 2010, as compared to fiscal 2009.

The value of net contracts signed during the twelve months ended October 31, 2010 decreased $9.7 million, or 2.8%, as compared to fiscal 2009. This decrease was due to a 5.4% decrease in the number of net contracts signed, offset, in part, by a 2.7% increase in the average value of each net contract signed. The decrease in the number of net contracts signed was primarily due to a 28% decline in the number of selling communities in fiscal 2010, as compared to fiscal 2009, partially offset by a decrease in the number of contracts cancelled in fiscal 2010, as compared to fiscal 2009. The increase in the average sales price of net contracts signed was primarily due to a shift in the number of contracts signed in more expensive areas and/or product in fiscal 2010, as compared to fiscal 2009.

We reported losses before income taxes in fiscal 2010 of $13.4 million, as compared to $208.9 million in fiscal 2009. The decrease in the loss before income taxes was primarily due to lower impairment charges, lower selling, general and administrative expenses and decreased sales incentives given to home buyers on homes delivered in fiscal 2010, as compared to fiscal 2009, and income of $10.7 million recognized from unconsolidated entities in fiscal 2010, as compared to a $5.0 million loss recognized from unconsolidated entities in fiscal 2009, offset, in part, by a shift in product mix of homes delivered to lower margin product or areas. We recognized inventory impairment charges of $37.7 million and $207.5 million in the years ended October 31, 2010 and 2009, respectively. As a percentage of revenues, lower sales incentives decreased cost of revenues by approximately 5.0% in fiscal 2010, as compared to fiscal 2009. The income from unconsolidated entities in fiscal 2010 included a reversal of $11.0 million of accrued costs related to litigation against us and an unconsolidated entity in which we had an investment, due to settlement of the litigation for an amount that was less than we had previously estimated. The loss from unconsolidated entities in fiscal 2009 included a $5.3 million impairment charge related to one of the unconsolidated entities.

Corporate and Other

Other loss before income taxes for the year ended October 31, 2010 was $95.2 million, a decrease of $14.6 million from the $109.8 million loss before income taxes reported for the year ended October 31, 2009. This decrease was primarily the result of lower unallocated selling, general and administrative expenses of $22.7 million in fiscal 2010, as compared to fiscal 2009, and an increase of $5.9 million in income from ancillary businesses and management fee income in fiscal 2010, as compared to fiscal 2009, offset, in part, by a $14.9 million increase in interest directly expensed in fiscal 2010, as compared to fiscal 2009, and a $3.3 million decline in interest income in fiscal 2010, as compared to fiscal 2009. Interest expensed directly was $22.8 million and $7.9 million in fiscal 2010 and 2009, respectively. See "Fiscal 2010 Compared to Fiscal 2009 -Interest Expense" for additional information on interest directly expensed.

Fiscal 2009 Compared to Fiscal 2008

North

Revenues for the year ended October 31, 2009 were lower than those for the year ended October 31, 2008 by $346.6 million, or 37%. The decrease in revenues was attributable to a 24% decrease in the number of homes delivered, a 13% decrease in the average price of homes delivered and a decrease of $37.5 million in percentage of completion revenues. The decrease in the number of homes delivered in fiscal 2009, as compared to fiscal 2008, was primarily due to lower backlog at October 31, 2008, as compared to October 31, 2007, and an 11% decrease in the number of net contracts signed in fiscal 2009, as compared to fiscal 2008. The decline in backlog at October 31, 2008, as compared to October 31, 2007, was due primarily to a 50% decrease in the number of net contracts signed in fiscal 2008 over fiscal 2007. The decrease in the average price of homes delivered in the year ended October 31, 2009, as compared to the year ended October 31, 2008, was primarily due to a shift in the number of settlements to less expensive products and/or locations and higher sales incentives given on the homes delivered in fiscal 2009, as compared to fiscal 2008.

The value of net contracts signed in the year ended October 31, 2009 was $306.4 million, a 26% decline from the $412.8 million of net contracts signed in the year ended October 31, 2008. The number of net contracts signed and the average value of each net contract decreased 11% and 16%, respectively. The decline in the number of net contracts signed in fiscal 2009, as compared to fiscal 2008, was primarily due to the continued slowdown in the housing market, offset, in part, by a decrease in the number of contracts cancelled in fiscal 2009, as compared to fiscal 2008. The decrease in average sales price of net contracts signed was primarily attributable to a shift in the number of contracts signed to less expensive areas and/or products in fiscal 2009 and higher sales incentives given to home buyers in fiscal 2009, as compared to fiscal 2008.

We reported losses before income taxes of $103.3 million in the year ended October 31, 2009, as compared to income before income taxes of $0.9 million in the year ended October 31, 2008. This decrease was primarily due to a decline in revenues and higher cost of revenues as a percentage of revenues in fiscal 2009, as compared to fiscal 2008, partially offset by a $43.6 million decrease in losses from unconsolidated entities in fiscal 2009, as compared to fiscal 2008, and lower selling, general and administrative expenses in fiscal 2009, as compared to fiscal 2008. We recognized inventory impairment charges of $145.4 million during the year ended October 31, 2009, as compared to $112.5 million in the year ended October 31, 2008. Excluding inventory impairment charges, cost of revenues before interest as a percentage of revenues was 79.9% in fiscal 2009, as compared to 73.5% in fiscal 2008. The higher cost of revenues was primarily the result of increased sales incentives given to home buyers on the homes delivered and a shift in product mix of homes delivered to lower margin product or areas. As a percentage of revenues, higher sales incentives increased cost of revenues by approximately 2.8% in fiscal 2009 over the fiscal 2008 percentage.

Mid-Atlantic

Revenues in fiscal 2009 were lower than those in fiscal 2008 by $385.9 million, or 44%. The decrease in revenues was attributable to a 40% decrease in the number of homes delivered and a 6% decrease in the average sales price of the homes delivered. The decrease in the number of homes delivered was primarily due to lower backlog at October 31, 2008, as compared to October 31, 2007, and a 22% decrease in the number of net contracts signed in fiscal 2009, as compared to fiscal 2008. The decrease in backlog was primarily the result of a 32% decrease in the number of net contracts signed in fiscal 2008 over fiscal 2007 due to weak demand. The decrease in the average price of the homes delivered in fiscal 2009, as compared to fiscal 2008, was primarily related to higher sales incentives given on the homes delivered in fiscal 2009, as compared to fiscal 2008.

The value of net contracts signed during the year ended October 31, 2009 decreased by $140.2 million, or 25%, from the year ended October 31, 2008. The decline was due to a 22% decrease in the number of net contracts signed and a 3% decrease in the average value of each net contract. The decline in the number of net contracts signed in fiscal 2009, as compared to fiscal 2008, was due primarily to continued weak demand in the housing market, partially offset by a decrease in the number of contracts cancelled in fiscal 2009, as compared to fiscal 2008. The decrease in the average value of each net contract signed in the year ended October 31, 2009, as compared to the year ended October 31, 2008, was primarily due to a shift in the number of contracts signed to less expensive areas and/or products in fiscal 2009, as compared to fiscal 2008.

We reported a loss before income taxes for the year ended October 31, 2009 of $25.0 million, as compared to $10.9 million in fiscal 2008. The increase in the loss was primarily due to a decline in revenues and higher cost of revenues, excluding impairments, as a percentage of revenues in fiscal 2009, as compared to fiscal 2008, partially offset by lower impairment charges and lower selling, general and administrative expenses in fiscal 2009. We recognized inventory impairment charges of $59.7 million and $136.4 million for the years ended October 31, 2009 and 2008, respectively. Cost of revenues, excluding impairment charges and interest, as a percentage of revenues for the years ended October 31, 2009 and 2008 was 79.8% and 75.6%, respectively. The increase in the percentage was primarily due to higher sales incentives given to home buyers on the homes delivered in fiscal 2009, as compared to fiscal 2008. The higher sales incentives in fiscal 2009 increased cost of revenues as a percentage of revenue by approximately 5.1%.

South

Revenues for the year ended October 31, 2009 were lower than those for the year ended October 31, 2008 by $272.4 million, or 49%. The decrease in revenues was attributable to a 50% decrease in the number of homes delivered and a decrease of $4.4 million in percentage of completion revenues, offset, in part, by a 4% increase in the average price of homes delivered. The decrease in the number of homes delivered in fiscal 2009, as compared to fiscal 2008, was primarily due to lower backlog at October 31, 2008, as compared to October 31, 2007, and a 28% decrease in the number of net contracts signed in fiscal 2009, as compared to fiscal 2008. The decline in backlog at October 31, 2008, as compared to October 31, 2007, was due primarily to a 21% decrease in the number of net contracts signed in fiscal 2008 over fiscal 2007. The increases in the average price of homes delivered were primarily attributable to a shift in number of homes delivered to more expensive areas and/or products in fiscal 2009, as compared to fiscal 2008.

For the year ended October 31, 2009, the value of net contracts signed was lower than the year ended October 31, 2008 by $95.0 million, or 29%. The decline was due to a 28% decrease in the number of net contracts signed and a 1% decrease in the average value of each contract. The decrease in the number of net contracts signed in fiscal 2009, as compared to fiscal 2008, was attributable to overall weak market conditions, offset, in part, by a decrease in the number of cancelled contracts in fiscal 2009, as compared to fiscal 2008. The decrease in the average sales price of net contracts signed was primarily due to a higher average sales price on contracts cancelled in fiscal 2009, as compared to fiscal 2008.

We reported a loss before income taxes for the year ended October 31, 2009 of $49.4 million, as compared to $170.0 million for fiscal 2008. The decline in the loss before income taxes in fiscal 2009, as compared to fiscal 2008, was primarily due to a lower cost of revenues as a percentage of total revenues and lower selling, general and administrative expenses in fiscal 2009, as compared to fiscal 2008. Cost of revenues before interest as a percentage of revenues was 99.5% in fiscal 2009, as compared to 116.3% in fiscal 2008. The decreased percentage in fiscal 2009 was primarily due to the reduction in the amount of inventory impairment charges recognized from $200.1 million in fiscal 2008 to $52.8 million in fiscal 2009.

West

Revenues in fiscal 2009 were lower than those in fiscal 2008 by $388.0 million, or 50%. The decrease in revenues was attributable to a 36% decrease in the number of homes delivered and a 21% decrease in the average sales price of the homes delivered. The decrease in the number of homes delivered was primarily attributable to the lower number of homes in backlog at October 31, 2008, as compared to October 31, 2007, which was the result of the number of homes delivered in fiscal 2008 exceeding the number of net signed contracts in fiscal 2008. The decrease in the average price of homes delivered was primarily due to higher sales incentives and a shift in the number of settlements to less expensive products and/or locations in fiscal 2009, as compared to fiscal 2008.

The value of net contracts signed during the year ended October 31, 2009 increased by $38.1 million, or 12%, from the year ended October 31, 2008. The increase in the value of net contracts was due to a 5% increase in the number of net contracts signed in fiscal 2009, as compared to fiscal 2008, and a 7% increase in the average value of each net contract signed in fiscal 2009, versus fiscal 2008. The increase in the number of net contracts signed was primarily due to a decrease in the number of contracts cancelled from 267 units in fiscal 2008 to 80 units in fiscal 2009. The increase in the average value of each net contract signed was attributable to decreases in the number and average value of contracts cancelled in fiscal 2009, as compared to fiscal 2008. Excluding the impact of contract cancellations, the average value of gross contracts signed decreased 9% in the year ended October 31, 2009, as compared to the year ended October 31, 2008. The decrease in average sales price of gross contracts signed was primarily attributable to a shift in the number of contracts signed to less expensive areas and/or products in fiscal 2009 and higher sales incentives given to home buyers in fiscal 2009, as compared to fiscal 2008.

We reported a loss before income taxes of $209.0 million for the year ended October 31, 2009, as compared to $190.5 million for fiscal 2008. The increased losses in fiscal 2009, as compared to fiscal 2008, were attributable to lower revenues and higher cost of revenues as a percentage of revenues in fiscal 2009, as compared to fiscal 2008, partially offset by impairment charges related to unconsolidated entities in which we have investments of $5.3 million in fiscal 2009, as compared to $141.3 million in fiscal 2008. We recognized inventory impairment charges of $207.5 million in fiscal 2009, as compared to $196.0 million in fiscal 2008. For fiscal 2009, cost of revenues before impairment charges and interest as a percentage of revenues was 80.2%, as compared to 75.4% in fiscal 2008. The increase in the fiscal 2009 percentage was primarily the result of higher sales incentives given to home buyers on homes delivered and a shift in the product mix of homes delivered to lower margin product or areas in fiscal 2009 as compared to fiscal 2008. The higher sales incentives in fiscal 2009 increased cost of revenues as a percentage of revenue by approximately 5.2%. The West geographic segment benefited from the recognition of $40.2 million of income in the year ended October 31, 2008, attributable to net proceeds received by us from a condemnation award.

Corporate and Other

Other loss before income taxes for the year ended October 31, 2009 was $109.8 million, an increase of $13.5 million from the $96.3 million loss before income taxes reported for the year ended October 31, 2008. This increase was primarily the result of a $23.0 million decline in interest income and a $2.6 million decline in income from ancillary businesses and management fee income in fiscal 2009, as compared to fiscal 2008, interest expense of $7.9 million included in SG&A in fiscal 2009 due to interest on homebuilding indebtedness exceeding the amount eligible for capitalization, and the recognition of a $13.9 million charge in fiscal 2009 in connection with the redemption of $295.1 million of senior subordinated notes and $200.0 million of senior notes, offset, in part, by lower unallocated general and administrative expenses of $32.0 million in fiscal 2009, as compared to fiscal 2008.

Statement on Forward-Looking Information

Certain information included in this report is forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, information related to: anticipated operating results; home deliveries; consumer demand; financial resources and condition; changes in revenues; changes in profitability; changes in margins; selling, general and administrative expenses; availability of tax refunds; average prices for delivered homes; inventory write-downs; effects of home buyer cancellations; growth and expansion, including through land purchases; the ability to gain approvals and to open new communities; the ability to sell homes and properties; the ability to deliver homes from backlog; the ability to produce the liquidity and capital necessary to expand and take advantage of opportunities in the future; and industry trends. Such forward-looking information is subject to a number of risks and uncertainties set forth in our filings with the U.S. Securities and Exchange Commission. As a consequence of these and other risks and uncertainties, our current plans, anticipated actions, and future financial resources, condition and results may differ materially from those expressed in any forward-looking statement. Any or all of the forward-looking statements included in this report are not guarantees of future performance and may turn out to be inaccurate. Forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Performance Graph

The following graph and chart compares the five-year cumulative total return (assuming an investment of $100 was made on October 31, 2005 and that dividends, if any, were reinvested) from October 31, 2005 to October 31, 2010 for (a) the Company's common stock, (b) the Standard & Poor's Home building Index (the "S&P Home building Index") and (c) the Standard & Poor's 500 Composite Stock Index (the "S&P 500 Index").


$140
$120
$100
$80
$60
$40
$20
0
2005
2006
2007
2008
2009
2010

	2005	2006	2007	2008	2009	2010
○ Toll Brothers, Inc.	100.00	78.33	62.07	62.64	46.92	48.60
△ S&P 500 Index	100.00	116.34	133.28	85.17	93.52	108.97
□ S&P Home building Index	100.00	80.30	41.47	23.38	25.46	24.78

Stock Price

The following table sets forth the price range of our common stock on the New York Stock Exchange for each fiscal quarter during the two years ended October 31, 2010.

	Three months ended,			
	October 31	July 31	April 30	January 31
2010				
High	$19.33	$23.31	$23.66	$21.80
Low	$15.57	$15.85	$18.08	$16.82
2009				
High	$23.62	$21.45	$21.25	$24.29
Low	$16.88	$15.19	$13.72	$13.55

The closing price of our common stock on the New York Stock Exchange on the last trading day of our fiscal years ended October 31, 2010, 2009 and 2008 was $17.94, $17.32, and $23.12, respectively.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act Rule 13a-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the framework in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective as of October 31, 2010.

Our independent registered public accounting firm, Ernst & Young LLP, has issued its report, which is included herein, on the effectiveness of our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Toll Brothers, Inc.

We have audited Toll Brothers, Inc.'s internal control over financial reporting as of October 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Toll Brothers, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Toll Brothers, Inc. maintained, in all material respects, effective internal control over financial reporting as of October 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Toll Brothers, Inc. and subsidiaries as of October 31, 2010 and 2009, and the related consolidated statements of operations, changes in equity, and cash flows for each of the three years in the period ended October 31, 2010 of Toll Brothers, Inc. and subsidiaries and our report dated December 22, 2010 expressed an unqualified opinion thereon.

Ernst & Young LLP

Philadelphia, Pennsylvania
December 22, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Toll Brothers, Inc.

We have audited the accompanying consolidated balance sheets of Toll Brothers, Inc. and subsidiaries as of October 31, 2010 and 2009, and the related consolidated statements of operations, changes in equity, and cash flows for each of the three years in the period ended October 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Toll Brothers, Inc. and subsidiaries at October 31, 2010 and 2009, and the consolidated results of their operations, changes in equity and their cash flows for each of the three years in the period ended October 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Toll Brothers Inc.'s internal control over financial reporting as of October 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 22, 2010 expressed an unqualified opinion thereon.

Ernst & Young LLP

Philadelphia, Pennsylvania
December 22, 2010

Consolidated Statements of Operations

(Amounts in thousands, except per share data)

	Year ended October 31		
	2010	2009	2008
Revenues	$1,494,771	$1,755,310	$3,148,166
Cost of revenues	1,383,075	1,951,312	3,119,805
Selling, general and administrative	263,224	313,209	429,894
Interest expense	22,751		
Goodwill impairment		7,949	3,233
	1,669,050	2,272,470	3,552,932
Loss from operations	(174,279)	(517,160)	(404,766)
Other:			
Income (loss) from unconsolidated entities	23,470	(7,518)	(186,393)
Interest and other income	34,830	41,906	124,372
Expenses related to early retirement of debt	(1,208)	(13,693)	
Loss before income taxes	(117,187)	(496,465)	(466,787)
Income tax (benefit) provision	(113,813)	259,360	(168,977)
Net loss	$ (3,374)	$ (755,825)	$ (297,810)
Loss per share:			
Basic	$ (0.02)	$ (4.68)	$ (1.88)
Diluted	$ (0.02)	$ (4.68)	$ (1.88)
Weighted-average number of shares:			
Basic	165,666	161,549	158,730
Diluted	165,666	161,549	158,730

See accompanying notes

Consolidated Balance Sheets

(Amounts in thousands)

	October 31	
	2010	2009
ASSETS		
Cash and cash equivalents	$1,039,060	$1,807,718
Marketable U.S. Treasury and Agency securities	197,867	101,176
Restricted cash	60,906	
Inventory	3,241,725	3,183,566
Property, construction and office equipment, net	79,916	70,441
Receivables, prepaid expenses and other assets	97,039	95,774
Mortgage loans receivable	93,644	43,432
Customer deposits held in escrow	21,366	17,653
Investments in and advances to unconsolidated entities	198,442	152,844
Income tax refund recoverable	141,590	161,840
	$5,171,555	$5,634,444
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Loans payable	$ 94,491	$ 472,854
Senior notes	1,544,110	1,587,648
Senior subordinated notes		47,872
Mortgage company warehouse loan	72,367	27,015
Customer deposits	77,156	88,625
Accounts payable	91,738	79,097
Accrued expenses	570,321	640,221
Income taxes payable	162,359	174,630
Total liabilities	2,612,542	3,117,962
EQUITY		
Stockholders' equity:		
Preferred stock, none issued		
Common stock, -- 166,413 and 164,732 shares issued at October 31, 2010 and 2009, respectively	1,664	1,647
Additional paid-in capital	360,006	316,518
Retained earnings	2,194,456	2,197,830
Treasury stock, at cost – 5 and 7 shares at October 31, 2010 and 2009, respectively	(96)	(159)
Accumulated other comprehensive loss	(577)	(2,637)
Total stockholders' equity	2,555,453	2,513,199
Noncontrolling interest	3,560	3,283
Total equity	2,559,013	2,516,482
	$5,171,555	$5,634,444

See accompanying notes

Consolidated Statements of Changes in Equity

(Amounts in thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Non-Controlling Interest	Total
	Shares	$						
Balance, November 1, 2007	157,008	$1,570	$227,561	$3,298,925	$ (425)	$ (397)	$ 8,011	$3,535,245
Net loss				(297,810)				(297,810)
Purchase of treasury stock	(94)	(1)			(1,994)			(1,995)
Exercise of stock options	3,423	34	30,612		2,398			33,044
Impact of adoption of FIN 48				(47,460)				(47,460)
Employee benefit plan issuances	31	1	662					663
Issuance of restricted stock	1		26					26
Stock-based compensation			22,559					22,559
Amortization of unearned compensation			670					670
Deconsolidation of majority owned joint venture							(8,011)	(8,011)
Other comprehensive income						722		722
Balance, October 31, 2008	160,369	1,604	282,090	2,953,655	(21)	325	-	3,237,653
Net loss				(755,825)				(755,825)
Purchase of treasury stock	(79)	(1)	1		(1,473)			(1,473)
Exercise of stock options	4,415	44	22,954		1,322			24,320
Employee benefit plan issuances	26		486					486
Conversion of restricted stock units to stock	1		35		13			48
Stock-based compensation			10,925					10,925
Issuance of restricted stock			27					27
Formation of majority owned joint venture			-				3,283	3,283
Other comprehensive income						(2,962)		(2,962)
Balance, October 31, 2009	164,732	1,647	316,518	2,197,830	(159)	(2,637)	3,283	2,516,482
Net loss				(3,374)				(3,374)
Purchase of treasury stock	(31)				(588)			(588)
Exercise of stock options	1,684	17	33,638		620			34,275
Employee benefit plan issuances	24		435					435
Conversion of restricted stock units to stock	3		61		31			92
Stock-based compensation			9,332					9,332
Issuance of restricted stock	1		22					22
Other comprehensive income						2,060		2,060
Capital contribution							277	277
Balance, October 31, 2010	166,413	$1,664	$360,006	$2,194,456	$ (96)	$ (577)	$ 3,560	$2,559,013

See accompanying notes

Consolidated Statements of Cash Flows

(Amounts in thousands)

	Year ended October 31		
	2010	2009	2008
Cash flow (used in) provided by operating activities:			
Net loss	$ (3,374)	$ (755,825)	$ (297,810)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:			
Depreciation and amortization	20,044	23,925	28,333
Stock-based compensation	11,677	10,987	23,255
Excess tax benefits from stock-based compensation	(4,954)	(24,817)	(25,780)
Impairments of investments in unconsolidated entities		11,300	200,652
Income from unconsolidated entities	(23,470)	(3,782)	(14,259)
Distributions of earnings from unconsolidated entities	10,297	816	41,937
Deferred tax benefit	60,697	(52,577)	(259,856)
Deferred tax valuation allowances	(60,697)	458,280	24,050
Inventory impairments	115,258	465,411	644,991
Change in fair value of mortgage loans receivable and derivative instruments	(970)		
Expenses related to early retirement of debt	1,208	13,693	
Goodwill impairment charge			3,233
Deconsolidation of majority-owned joint venture			(31)
Changes in operating assets and liabilities, net of assets and liabilities acquired			
(Increase) decrease in inventory	(140,344)	489,213	662,769
Origination of mortgage loans	(628,154)	(571,158)	(896,365)
Sale of mortgage loans	579,221	577,263	940,299
Increase in restricted cash	(60,906)		
Decrease in contract receivables			46,525
(Increase) decrease in receivables, prepaid expenses and other assets	(3,115)	20,045	18,738
Decrease in customer deposits	(15,182)	(45,706)	(109,110)
Decrease in accounts payable and accrued expenses	(38,598)	(149,065)	(194,427)
Decrease (increase) in income tax refund recoverable	20,250	(161,840)	
Increase (decrease) in current income taxes payable	14,828	(22,972)	(10,348)
Net cash (used in) provided by operating activities	(146,284)	283,191	826,796

	Year ended October 31		
	2010	2009	2008
Cash flow used in investing activities:			
Purchase of property and equipment - net	(4,830)	(2,712)	(8,158)
Purchase of marketable securities	(157,962)	(101,324)	(1,468,440)
Sale and redemption of marketable securities	60,000		1,463,487
Investment in and advances to unconsolidated entities	(58,286)	(31,342)	(54,787)
Return of investments in unconsolidated entities	9,696	3,205	3,268
Net cash used in investing activities	(151,382)	(132,173)	(64,630)
Cash flow (used in) provided by financing activities:			
Net proceeds from issuance of senior notes		635,765	
Proceeds from loans payable	927,233	636,975	994,833
Principal payments of loans payable	(1,316,514)	(785,883)	(1,058,612)
Redemption of senior subordinated notes	(47,872)	(296,503)	(7,000)
Redemption of senior notes	(46,114)	(210,640)	
Proceeds from stock-based benefit plans	7,589	22,147	17,982
Excess tax benefits from stock-based compensation	4,954	24,817	25,780
Purchase of treasury stock	(588)	(1,473)	(1,994)
Change in noncontrolling interest	320	(2,000)	3
Net cash (used in) provided by financing activities	(470,992)	23,205	(29,008)
Net (decrease) increase in cash and cash equivalents	(768,658)	174,223	733,158
Cash and cash equivalents, beginning of year	1,807,718	1,633,495	900,337
Cash and cash equivalents, end of year	$1,039,060	$1,807,718	$1,633,495

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Toll Brothers, Inc. ("the "Company"), a Delaware corporation, and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Investments in 50% or less owned partnerships and affiliates are accounted for using the equity method unless it is determined that the Company has effective control of the entity, in which case the entity would be consolidated.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Liquid investments or investments with original maturities of three months or less are classified as cash equivalents. The carrying value of these investments approximates their fair value.

Marketable U.S. Treasury and Agency Securities

Marketable securities, currently consisting of U.S. Treasury and Agency securities, are classified as available-for-sale, and accordingly, are stated at fair value, which is based on quoted market prices. Unrealized gains and losses are excluded from earnings and are reported as other comprehensive income, net of income tax effects.

Restricted Cash

Restricted cash represents cash deposits collateralizing outstanding letters of credit with three banks that were in the Company's prior bank revolving credit facility that chose not to participate in the Company's new revolving credit facility and cash deposited into a voluntary employee benefit association to fund certain future employee benefits. The Company expects to replace the letters of credit in fiscal 2011 with new letters of credit to be issued under its new revolving credit facility; once the letters of credit are replaced, the restricted cash related to the letters of credit will be returned to the Company.

Inventory

Inventory is stated at cost unless an impairment exists, in which case it is written down to fair value in accordance with Accounting Standards Codification ("ASC") 360, "Property, Plant and Equipment" ("ASC 360"). In addition to direct land acquisition costs, land development costs and home construction costs, costs also include interest, real estate taxes and direct overhead related to development and construction, which are capitalized to inventory during the period beginning with the commencement of development and ending with the completion of construction. For those communities that have been temporarily closed, no additional interest is allocated to a community's inventory until it re-opens. While the community remains closed, carrying costs such as real estate taxes are expensed as incurred.

The Company capitalizes certain interest costs to qualified inventory during the development and construction period of its communities in accordance with ASC 835-20, "Capitalization of Interest" ("ASC 835-20"). Capitalized interest is charged to cost of revenues when the related inventory is delivered. Interest incurred on homebuilding indebtedness in excess of qualified inventory, as defined in ASC 835-20, is charged to the statement of operations in the period incurred. Prior to November 1, 2008, qualified inventory exceeded homebuilding indebtedness and all interest incurred was capitalized.

Once a parcel of land has been approved for development and the Company opens one of its typical communities, it may take four to five years to fully develop, sell and deliver all the homes in such community. Longer or shorter time periods are possible depending on the number of home sites in a community and the sales and delivery pace of the homes in a community. The Company's master planned communities, consisting of several smaller communities, may take up to ten years or more to complete. Because of the downturn in the Company's business, the aforementioned estimated community lives could be significantly longer. Because the Company's inventory is considered a long-lived asset under GAAP, it is required, under ASC 360, to regularly review the carrying value of each community and write down the value of those communities for which it believes the values are not recoverable.

Current Communities

When the profitability of a current community deteriorates, the sales pace declines significantly or some other factor indicates a possible impairment in the recoverability of the asset, the asset is reviewed for impairment by comparing the estimated future undiscounted cash flow for the community to its carrying value. If the estimated future undiscounted cash flow is less than the community's carrying value, the carrying value is written down to its estimated fair value. Estimated fair value is primarily determined by discounting the estimated future cash flow of each community. The impairment is charged to cost of revenues in the period in which the impairment is determined. In estimating the future undiscounted cash flow of a community, the Company uses various estimates such as: (a) the expected sales pace in a community, based upon general economic conditions that will have a short-term or long-term impact on the market in which the community is located and on competition within the market, including the number of home sites available and pricing and incentives being offered in other communities owned by the Company or by other builders; (b) the expected sales prices and sales incentives to be offered in a community; (c) costs expended to date and expected to be incurred in the future, including, but not limited to, land and land development costs, home construction costs, interest costs and overhead costs; (d) alternative product offerings that may be offered in a community that will have an impact on sales pace, sales price, building cost or the number of homes that can be built on a particular site; and (e) alternative uses for the property such as the possibility of a sale of the entire community to another builder or the sale of individual home sites.

Future Communities

The Company evaluates all land held for future communities or future sections of current communities, whether owned or under contract, to determine whether or not it expects to proceed with the development of the land as originally contemplated. This evaluation encompasses the same types of estimates used for current communities described above, as well as an evaluation of the regulatory environment in which the land is located and the estimated probability of obtaining the necessary approvals, the estimated time and cost it will take to obtain the approvals and the possible concessions that will be required to be given in order to obtain them. Concessions may include cash payments to fund improvements to public places such as parks and streets, dedication of a portion of the property for use by the public or as open space or a reduction in the density or size of the homes to be built. Based upon this review, the Company decides (a) as to land under contract to be purchased, whether the contract will likely be terminated or renegotiated, and (b) as to land owned, whether the land will likely be developed as contemplated or in an alternative manner, or should be sold. The Company then further determines whether costs that have been capitalized to the community are recoverable or should be written off. The write-off is charged to cost of revenues in the period in which the need for the write-off is determined.

The estimates used in the determination of the estimated cash flows and fair value of both current and future communities are based on factors known to the Company at the time such estimates are made and its expectations of future operations and economic conditions. Should the estimates or expectations used in determining estimated fair value deteriorate in the future, the Company may be required to recognize additional impairment charges and write-offs related to current and future communities.

Variable Interest Entities

The Company has a significant number of land purchase contracts and several investments in unconsolidated entities which it evaluates in accordance with ASC 810, "Consolidation" ("ASC 810"). Pursuant to ASC 810, an enterprise that absorbs a majority of the expected losses or receives a majority of the expected residual returns of a variable interest entity ("VIE") is considered to be the primary beneficiary and must consolidate the VIE. A VIE is an entity with insufficient equity investment or in which the equity investors lack some of the characteristics of a controlling financial interest. For land purchase contracts with sellers meeting the definition of a VIE, the Company performs a review to determine which party is the primary beneficiary of the VIE. This review requires substantial judgment and estimation. These judgments and estimates involve assigning probabilities to various estimated cash flow possibilities relative to the entity's expected profits and losses and the cash flows associated with changes in the fair value of the land under contract.

Property, Construction and Office Equipment

Property, construction and office equipment are recorded at cost and are stated net of accumulated depreciation of $146.3 million and $145.9 million at October 31, 2010 and 2009, respectively. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets.

Mortgage Loans Receivable

Effective November 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" as codified in ASC 825, "Financial Instruments" ("ASC 825") on a prospective basis for residential mortgage loans it holds for sale. In accordance with the provisions of ASC 825, residential mortgage loans held for sale originated subsequent to November 1, 2008 are measured at fair value. The adoption of ASC 825 for residential mortgage loans held for sale improves the consistency of mortgage loan valuation between the date the borrower locks in the interest rate on the pending mortgage loan and the date of the mortgage loan sale. In addition, the recognition of net origination costs and fees associated with residential mortgage loans originated on or after November 1, 2008 are no longer deferred until the time of sale. There were no required cumulative adjustments to retained earnings because the Company continued to account for residential mortgage loans held for sale originated prior to November 1, 2008 at the lower of cost or market value. The implementation of this standard did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

Investments in and Advances to Unconsolidated Entities

The trends, uncertainties or other factors that have negatively impacted the Company's business and the industry in general have also impacted the unconsolidated entities in which the Company has investments. The Company reviews each of its investments in unconsolidated entities on a quarterly basis to determine the recoverability of its investment. The Company evaluates the recoverability of its investment in unconsolidated entities using similar methodology that it uses to evaluate its inventories. This evaluation entails a detailed cash flow analysis using many estimates including but not limited to expected sales pace, expected sales prices, expected incentives, costs incurred and anticipated, sufficiency of financing and capital, competition, and market conditions. When markets deteriorate and it is no longer probable that the Company can recover its investment in a joint venture, the Company impairs its investment. If a joint venture has its own loans or is principally a joint venture to hold an option, such impairment may result in the majority or all of the Company's investment being impaired. See "Inventory" above for more detailed disclosure on the Company's evaluation of inventory.

The Company is a party to several joint ventures with independent third parties to develop and sell land that was owned by its joint venture partners. The Company recognizes its proportionate share of the earnings from the sale of home sites to other builders. The Company does not recognize earnings from the home sites it purchases from these ventures, but reduces its cost basis in the home sites by its share of the earnings from those home sites.

The Company is also a party to several other joint ventures, effectively owns one-third of the Toll Brothers Realty Trust Group and owns 50% of Toll Brothers Realty Trust II. The Company recognizes its proportionate share of the earnings of these entities.

Treasury Stock

Treasury stock is recorded at cost. Issuance of treasury stock is accounted for on a first-in, first-out basis. Differences between the cost of treasury stock and the re-issuance proceeds are charged to additional paid-in capital.

Revenue and Cost Recognition

The construction time of the Company's homes is generally less than one year, although some homes may take more than one year to complete. Revenues and cost of revenues from these home sales are recorded at the time each home is delivered and title and possession are transferred to the buyer. Closing normally occurs shortly after construction is substantially completed. In addition, the Company has several high-rise/mid-rise projects that do not qualify for percentage of completion accounting in accordance with ASC 360, which are included in this category of revenues and costs. During fiscal 2007 and 2008, the Company completed construction on four projects for which it used the percentage of completion accounting method to recognize revenues and costs; after completion of construction, the remaining units in these projects were or will be accounted for using the completed contract method of accounting. Based upon the current accounting rules and interpretations, the Company does not believe that any of its current or future communities currently qualify or will qualify in the future for percentage of completion accounting.

For the Company's standard attached and detached homes, land, land development and related costs, both incurred and estimated to be incurred in the future, are amortized to the cost of homes closed based upon the total number of homes to be constructed in each community. Any changes resulting from a change in the estimated number of homes to be constructed or in the estimated costs subsequent to the commencement of delivery of homes are allocated to the remaining undelivered homes in the community. Home construction and related costs are charged to the cost of homes closed under the specific identification method. The estimated land, common area development and related costs of master planned communities, including the cost of golf courses, net of their estimated residual value, are allocated to individual communities within a master planned community on a relative sales value basis. Any changes resulting from a change in the estimated number of homes to be constructed or in the estimated costs are allocated to the remaining home sites in each of the communities of the master planned community.

For high-rise/mid-rise projects that do not qualify for percentage of completion accounting, land, land development, construction and related costs, both incurred and estimated to be incurred in the future, are generally amortized to the cost of units closed based upon an estimated relative sales value of the units closed to the total estimated sales value. Any changes resulting from a change in the estimated total costs or revenues of the project are allocated to the remaining units to be delivered.

Forfeited customer deposits are recognized in other income in the period in which the Company determines that the customer will not complete the purchase of the home and it has the right to retain the deposit.

Sales Incentives

In order to promote sales of its homes, the Company grants its home buyers sales incentives from time to time. These incentives will vary by type of incentive and by amount on a community-by-community and home-by-home basis. Incentives that impact the value of the home or the sales price paid, such as special or additional options, are generally reflected as a reduction in sales revenues. Incentives that the Company pays to an outside party, such as paying some or all of a home buyer's closing costs, are recorded as an additional cost of revenues. Incentives are recognized at the time the home is delivered to the home buyer and the Company receives the sales proceeds.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs were $9.2 million, $11.5 million and $23.1 million for the years ended October 31, 2010, 2009 and 2008, respectively.

Warranty Costs

The Company provides all of its home buyers with a limited warranty as to workmanship and mechanical equipment. The Company also provides many of its home buyers with a limited ten-year warranty as to structural integrity. The Company accrues for expected warranty costs at the time each home is closed and title and possession have been transferred to the buyer. Costs are accrued based upon historical experience.

Insurance Costs

The Company accrues for the expected costs associated with the deductibles and self-insured amounts under its various insurance policies.

Stock-Based Compensation

The Company accounts for its stock-based compensation in accordance with ASC 718, "Compensation – Stock Compensation" ("ASC 718"). The option pricing models used are designed to estimate the value of options that, unlike employee stock options and restricted stock units, can be traded at any time and are transferable. In addition to restrictions on trading, employee stock options and restricted stock units may include other restrictions such as vesting periods. Further, such models require the input of highly subjective assumptions, including the expected volatility of the stock price.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes" ("ASC 740"). Deferred tax assets and liabilities are recorded based on temporary differences between the amounts reported for financial reporting purposes and the amounts deductible for income tax purposes. In accordance with the provisions of ASC 740, the Company assesses the realizability of its deferred tax assets. A valuation allowance must be established when, based upon available evidence, it is more likely than not that all or a portion of the deferred tax assets will not be realized. See "Income Taxes – Valuation Allowance" below.

Provisions (benefits) for federal and state income taxes are calculated on reported pretax earnings (losses) based on current tax law and also include, in the applicable period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions (benefits) differ from the amounts currently receivable or payable because certain items of income and expense are recognized for financial reporting purposes in different periods than for income tax purposes. Significant judgment is required in determining income tax provisions (benefits) and evaluating tax positions. The Company establishes reserves for income taxes when, despite the belief that its tax positions are fully supportable, it believes that its positions may be challenged and disallowed by various tax authorities. The consolidated tax provision (benefits) and related accruals include the impact of such reasonably estimable disallowances as deemed appropriate. To the extent that the probable tax outcome of these matters changes, such changes in estimates will impact the income tax provision (benefit) in the period in which such determination is made.

On November 1, 2007, the Company adopted the provisions of the Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48") as codified in ASC 740. ASC 740 clarifies the accounting for uncertainty in income taxes recognized and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. ASC 740 requires a company to recognize the financial statement effect of a tax position when it is "more-likely-than-not" (defined as a substantiated likelihood of more than 50%), based on the technical merits of the position, that the position will be sustained upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to be recognized in the financial statements based upon the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. The inability of the Company to determine that a tax position meets the "more-likely-than-not" recognition threshold does not mean that the Internal Revenue Service ("IRS") or any other taxing authority will disagree with the position that the Company has taken.

If a tax position does not meet the "more-likely-than-not" recognition threshold, despite the Company's belief that its filing position is supportable, the benefit of that tax position is not recognized in the statements of operations and the Company is required to accrue potential interest and penalties until the uncertainty is resolved. Potential interest and penalties are recognized as a component of the provision for income taxes which is consistent with the Company's historical accounting policy. Differences between amounts taken in a tax return and amounts recognized in the financial statements are considered unrecognized tax benefits. The Company believes that it has a reasonable basis for each of its filing positions and intends to defend those positions if challenged by the IRS or another taxing jurisdiction. If the IRS or other taxing authorities do not disagree with the Company's position, and after the statute of limitations expires, the Company will recognize the unrecognized tax benefit in the period that the uncertainty of the tax position is eliminated.

As of November 1, 2007, the Company recorded a $47.5 million charge to retained earnings to recognize the net cumulative effect of the adoption of FIN 48. As of November 1, 2007, after adoption of FIN 48, the Company's cumulative gross unrecognized tax benefits were $364.3 million.

Income Taxes – Valuation Allowance

Significant judgment is required in estimating valuation allowances for deferred tax assets. In accordance with ASC 740, a valuation allowance is established against a deferred tax asset if, based on the available evidence, it is more likely than not that such asset will not be realized. The realization of a deferred tax asset ultimately depends on the existence of sufficient taxable income in either the carryback or carryforward periods under tax law. The Company periodically assesses the need for valuation allowances for deferred tax assets based on ASC 740's "more-likely-than-not" realization threshold criterion. In the Company's assessment, appropriate consideration is given to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative income and losses, forecasts of future profitability, the duration of statutory carryback or carryforward periods, its experience with operating loss and tax credit carryforwards being used before expiration, and tax planning alternatives.

In accordance with ASC 740, the Company assesses whether a valuation allowance should be established based on its determination of whether it is more likely than not that some or all of the deferred tax assets will not be realized. The Company's assessment of the need for a valuation allowance on its deferred tax assets includes assessing the likely future tax consequences of events that have been recognized in its consolidated financial statements or tax returns. The Company bases its estimate of deferred tax assets and liabilities on current tax laws and rates and, in certain cases, on business plans and other expectations about future outcomes. Changes in existing tax laws or rates could affect actual tax results and future business results may affect the amount of deferred tax liabilities or the valuation of deferred tax assets over time. The Company's accounting for deferred tax assets represents its best estimate of future events using the guidance provided by ASC 740.

Due to uncertainties in the estimation process, particularly with respect to changes in facts and circumstances in future reporting periods (carryforward period assumptions), it is reasonably possible that actual results could differ from the estimates used in the Company's historical analyses. The Company's assumptions require significant judgment because the residential homebuilding industry is cyclical and is highly sensitive to changes in economic conditions. If the Company's results of operations are less than projected and there is insufficient objectively verifiable evidence to support the likely realization of its deferred tax assets, a valuation allowance would be required to reduce or eliminate its deferred tax assets.

Noncontrolling Interest

The Company has a 67% interest in an entity that is developing land. The financial statements of this entity are consolidated in the Company's consolidated financial statements. The amount shown in the Company's consolidated balance sheet under "Noncontrolling interest" represents the noncontrolling interest attributable to the 33% minority interest not owned by the Company.

Geographic Segment Reporting

The Company has determined that its home building operations operate in four geographic segments: North, Mid-Atlantic, South and West. The states comprising each geographic segment are as follows:

North: Connecticut, Illinois, Massachusetts, Michigan, Minnesota, New Jersey and New York

Mid-Atlantic: Delaware, Maryland, Pennsylvania, Virginia and West Virginia

South: Florida, Georgia, North Carolina, South Carolina and Texas

West: Arizona, California, Colorado and Nevada

The Company stopped selling homes in Rhode Island in the first quarter of fiscal 2008 and delivered its last home there in fiscal 2008. The operations in Rhode Island were immaterial to the North geographic segment. In fiscal 2010, the Company discontinued the sale of homes in West Virginia and Georgia. At October 31, 2010, the Company had no backlog in West Virginia and Georgia. The operations in West Virginia and Georgia were immaterial to the Mid-Atlantic and South geographic segments, respectively.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" as codified in ASC 820, "Fair Value Measurements and Disclosures" ("ASC 820"). ASC 820 provides guidance for using fair value to measure assets and liabilities. ASC 820 also responds to investors' requests for expanded information about the extent to which a company measures assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The Company adopted ASC 820 with respect to financial instruments effective for its fiscal year beginning November 1, 2008. See Note 11, "Fair Value Disclosures," for information concerning the adoption of ASC 820. In February 2008, the FASB issued FASB Staff Position ("FSP") FAS 157-2 ("FSP 157-2") (codified in ASC 820) which delayed the effective date of ASC 820 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP 157-2 applies to, but is not limited to, long-lived assets (asset groups) measured at fair value for an impairment assessment (i.e., inventory impairment assessments). FSP 157-2 deferred the effective date of ASC 820 for nonfinancial assets and nonfinancial liabilities for the Company to November 1, 2009. The adoption of ASC 820 related to nonfinancial assets and nonfinancial liabilities did not have a material impact on the Company's consolidated financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an Amendment to ARB No. 51," as codified in ASC 810, "Consolidation" ("ASC 810"). Under the provisions of ASC 810, a noncontrolling interest in a subsidiary, or minority interest, must be classified as equity and the amount of consolidated net income (loss) specifically attributable to the minority interest must be clearly identified in the consolidated statement of operations. ASC 810 also requires consistency in the manner of reporting changes in the parent's ownership interest and requires fair value measurement of any noncontrolling interest retained in a deconsolidation. ASC 810 was effective for the Company's fiscal year beginning November 1, 2009. The adoption of ASC 810 did not have a material impact on the Company's consolidated financial position, results of operations and cash flows.

In June 2008, the FASB issued FSP Emerging Issues Task Force 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities," as codified in ASC 260, "Earnings per Share" ("ASC 260"). Under ASC 260, unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents are considered participating securities and, therefore, are included in computing earnings per share pursuant to the two-class method. The two-class method determines earnings per share for each class of common stock and participating securities according to dividends or dividend equivalents and their respective participation rights in undistributed earnings. ASC 260 was effective for the Company's fiscal year beginning November 1, 2009. The adoption of ASC 260 did not have a material impact on the Company's reported earnings per share.

In June 2009, the FASB issued SFAS No. 166, "Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140" ("SFAS 166"), as codified in ASC 860, "Transfers and Serving" ("ASC 860"). SFAS 166 eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor's interest in transferred financial assets. SFAS 166 is applicable for annual periods beginning after November 15, 2009 and interim periods therein and thereafter. SFAS 166 will be effective for the Company's fiscal year beginning November 1, 2010. The Company is currently assessing the impact, if any, of SFAS 166 on its consolidated financial statements.

In June 2009, the FASB issued SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)" ("SFAS 167") codified in ASC 810. SFAS 167 eliminates FASB Interpretation No. 46(R)'s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary of a variable interest entity, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. SFAS 167 is effective for annual reporting periods beginning after November 15, 2009. Earlier application is prohibited. SFAS 167 will be effective for the Company's fiscal year beginning November 1, 2010. The Company is currently assessing the impact, if any, of SFAS 167 on its consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-5, "Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value," ("ASU 2009-5"), which amends ASC 820 to provide additional guidance to clarify the measurement of liabilities at fair value in the absence of observable market information. The Company adopted ASU 2009-5 as of November 1, 2009. The adoption of ASU 2009-5 did not have a material impact on the Company's consolidated financial position, results of operations and cash flows.

In January 2010, the FASB issued ASU No. 2010-6, "Improving Disclosure about Fair Value Measurements," ("ASU 2010-6"), which amends ASC 820 to increase disclosure requirements regarding recurring and non-recurring fair value measurements. The Company adopted ASU 2010-6 as of February 1, 2010, except for the disclosures about Level 3 fair value disclosures which will be effective for the Company on November 1, 2011. The adoption of ASU 2010-6 did not have a material impact on the Company's consolidated financial position, results of operations and cash flows.

Reclassification

In accordance with ASC 810, the Company has reclassified the minority interest in a consolidated entity to equity. The presentation of certain other prior period amounts have been reclassified to conform to the fiscal 2010 presentation.

2. Inventory

Inventory at October 31, 2010 and 2009 consisted of the following (amounts in thousands).

	2010	2009
Land controlled for future communities	$ 31,899	$ 60,611
Land owned for future communities	923,972	775,083
Operating communities	2,285,854	2,347,872
	$3,241,725	$3,183,566

Operating communities include communities offering homes for sale, communities that have sold all available home sites but have not completed delivery of the homes, communities that were previously offering homes for sale but are temporarily closed due to business conditions or non-availability of improved home sites and that are expected to reopen within twelve months of the end of the fiscal year being reported on, and communities preparing to open for sale. Communities that were previously offering homes for sale but are temporarily closed due to business conditions that do not have any remaining backlog and are not expected to reopen within twelve months of the end of the fiscal period being reported on have been classified as land owned for future communities. At October 31, 2010, the Company included $78.1 million of inventory related to 13 temporarily closed communities in operating communities and $212.9 million related to 36 temporarily closed communities in land owned for future communities. At October 31, 2009, the Company included $91.5 million of inventory related to 16 temporarily closed communities in operating communities and $75.9 million related to 16 temporarily closed communities in land owned for future communities.

The value attributable to operating communities includes the cost of homes under construction, land and land development costs, the carrying cost of home sites in current and future phases of these communities and the carrying cost of model homes.

During fiscal 2010, the Company reclassified $18.7 million of inventory related to two non-equity golf course facilities to property, construction and office equipment. The $18.7 million was reclassified due to the completion of construction of the facilities and the substantial completion of the master planned communities of which the golf facilities are a part.

The Company provided for inventory impairment charges and the expensing of costs that it believed not to be recoverable in each of the three fiscal years ended October 31, 2010, 2009 and 2008 as shown in the table below (amounts in thousands).

	2010	2009	2008
Land controlled for future communities	$ 6,069	$ 28,518	$ 101,466
Land owned for future communities	55,700	169,488	144,450
Operating communities	53,489	267,405	399,075
	$ 115,258	$ 465,411	$ 644,991

The Company reviews the profitability of each of its operating communities during each fiscal quarter. For those communities operating below certain profitability thresholds, or where other negative factors, such as a decline in market or economic conditions in the market where the community is located, or high cancellation rates and a significant increase in speculative inventory in the community or in the market in general exist, the Company determines the estimated fair value of those communities and whether the estimated fair value exceeds their carrying value.

The table below provides, for the periods indicated, the number of operating communities that the Company tested for potential impairment, the number of operating communities in which the Company recognized impairment charges, and the amount of impairment charges recognized, and, as of the end of the period indicated, the fair value of those communities, net of impairment charges ($ amounts in millions).

		Impaired Communities		
Three months ended:	Number of Communities Tested	Number of Communities	Fair Value of Communities Net of Impairment Charges	Impairment Charges
Fiscal 2010:				
January 31	260	14	$ 60.5	$ 22.8
April 30	161	7	$ 53.6	15.0
July 31	155	7	$ 21.5	6.6
October 31	144	12	$ 39.2	9.1
				$ 53.5
Fiscal 2009:				
January 31	289	41	$ 216.2	$ 108.3
April 30	288	36	$ 181.8	67.4
July 31	288	14	$ 67.7	46.8
October 31	254	21	$ 116.4	44.9
				$ 267.4
Fiscal 2008:				
January 31	211	36	$ 328.2	$ 134.3
April 30	297	39	$ 272.2	121.0
July 31	296	18	$ 144.5	59.9
October 31	270	37	$ 198.2	83.9
				$ 399.1

At October 31, 2010, the Company evaluated its land purchase contracts to determine if any of the selling entities were variable interest entities ("VIEs") and, if they were, whether the Company was the primary beneficiary of any of them. Under these land purchase contracts, the Company does not possess legal title to the land and its risk is generally limited to deposits paid to the sellers; the creditors of the sellers generally have no recourse against the Company. At October 31, 2010, the Company had determined that 32 land purchase contracts, with an aggregate purchase price of $250.1 million, on which it had made aggregate deposits totaling $12.6 million, were VIEs, and that it was not the primary beneficiary of any VIE related to its land purchase contracts.

Interest incurred, capitalized and expensed in each of the three fiscal years ended October 31, 2010, 2009 and 2008 was as follows (amounts in thousands):

	2010	2009	2008
Interest capitalized, beginning of year	$259,818	$238,832	$215,571
Interest incurred	114,975	118,026	116,340
Interest expensed to cost of revenues	(75,876)	(78,661)	(87,866)
Interest directly expensed to statement of operations	(22,751)	(7,949)	
Write-off against other income	(8,369)	(10,116)	(1,434)
Interest reclassified to property, construction, and office equipment	(519)		
Capitalized interest applicable to inventory transferred to joint ventures		(314)	(3,779)
Interest capitalized, end of year	$267,278	$259,818	$238,832

During fiscal 2010 and 2009, the Company sold non-strategic inventory for $22.5 million and $47.7 million, respectively and recognized income of $0.9 million in fiscal 2010 and a loss of $0.1 million in fiscal 2009. The net gain/loss, including the related capitalized interest, is included in interest and other income in the Company's Consolidated Statements of Operations for fiscals 2010 and 2009.

Inventory impairment charges are recognized against all inventory costs of a community, such as land, land improvements, cost of home construction and capitalized interest. The amounts included in the table directly above reflect the gross amount of capitalized interest without allocation of any impairment charges recognized. The Company estimates that, had inventory impairment charges been allocated on a pro-rata basis to the individual components of inventory, capitalized interest at October 31, 2010, 2009 and 2008 would have been reduced by approximately $53.3 million, $57.5 million and $42.2 million, respectively.

In fiscal 2008, a joint venture in which the Company has an 86.6% interest and which was included in its consolidated financial statements, defaulted on a $77.2 million non-recourse purchase money mortgage secured by a parcel of land owned by the joint venture. The mortgage holder's only recourse was to foreclose on the parcel of land owned by the joint venture. The event of default represented a re-consideration event under ASC 810 and the Company determined that the mortgage holder is now the primary beneficiary of the joint venture. As of October 31, 2008, the Company no longer consolidated this joint venture. In fiscal 2007, the Company recognized an inventory impairment charge for its investment in this joint venture. The Company has surrendered its interest in this joint venture to its joint venture partner.

3. Investments in and Advances to Unconsolidated Entities

Development Joint Ventures

The Company has investments in, and advances to, a number of joint ventures with unrelated parties to develop land ("Development Joint Ventures"). Some of these Development Joint Ventures develop land for the sole use of the venture participants, including the Company, and others develop land for sale to the joint venture participants and to unrelated builders. The Company recognizes its share of earnings from the sale of home sites by Development Joint Ventures to other builders. With regard to home sites the Company purchases from the Development Joint Ventures, the Company reduces its cost basis in those home sites by its share of the earnings on the home sites. At October 31, 2010, the Company had approximately $58.6 million, net of impairment charges, invested in or advanced to Development Joint Ventures. In addition, the Company has a funding commitment of $3.5 million to one Development Joint Venture, should an additional investment in that venture be required.

As of October 31, 2010, the Company had recognized cumulative impairment charges in connection with its current Development Joint Ventures of $178.9 million. These impairment charges are attributable to investments in certain Development Joint Ventures that the Company did not believe were fully recoverable. The Company did not recognize any impairment charges in connection with the Development Joint Ventures in fiscal 2010. The Company recognized impairment charges in connection with its Development Joint Ventures of $5.3 million and $114.3 million in fiscal 2009 and 2008, respectively.

At October 31, 2010, the Development Joint Ventures had aggregate loan commitments of $1.07 billion and had approximately $1.07 billion borrowed against these commitments, net of amounts related to the foreclosure discussed below. These loans are non-recourse to the Company; however, with respect to loans obtained by some of the Development Joint Ventures, the Company executed completion guarantees and conditional repayment guarantees. The obligations under such completion guarantees and conditional repayment guarantees are several and not joint, and are limited to the Company's pro-rata share of the loan obligations of each such Development Joint Venture.

In October 2008, the lending syndicate for one of the Development Joint Ventures completed a foreclosure on the land owned by that Development Joint Venture and filed a lawsuit against its members, including the parent companies of the members, seeking to recover damages under the completion guarantees. As noted above, each of the completion guarantees delivered by the members of that Development Joint Venture is several and not joint; therefore, the liability of the Company is limited to the Company's pro-rata share of damages, if any, awarded under such completion guarantees. In November 2010, the parties reached an agreement in principle to settle the litigation.

In December 2008, the lending syndicate for another Development Joint Venture filed separate lawsuits against the members of the Development Joint Venture and their parent companies, seeking to recover damages under the completion guarantees and damages allegedly caused by the venture's failure to repay the lenders. In December 2010, three of the lenders in this syndicate filed an involuntary bankruptcy petition against this joint venture entity. The Company does not believe that this alleged Development Joint Venture default and related lawsuit and the involuntary bankruptcy petition against this venture, joint venture entity, will have a material impact on the Company's results of operations, cash flows and financial condition.

The Company is a participant with an unrelated party in a Development Joint Venture which owns land within a master planned community. The Company contributed $5.7 million of cash to this joint venture and the other party contributed $4.7 million of cash and $1.0 million of impact fee credits. The Company sold land to this joint venture and received a cash payment of $8.3 million and the rights to the $1.0 million of impact fee credits, the estimated fair value of the land.

The Company estimates that, at October 31, 2010, the maximum liability, if any, under the joint venture completion guarantees and conditional repayment guarantees, including such completion guarantees and conditional repayment guarantees that are the subject of the litigation matters described above (net of amounts that the Company has accrued), is approximately $57.8 million.

Planned Community Joint Ventures

The Company is a participant in a joint venture with an unrelated party to develop a single master planned community (the "Planned Community Joint Venture"). In fiscal 2009, the Company and the other participant each contributed assets with an agreed-upon fair value of $48.0 million, including $3.0 million of cash. At October 31, 2010, the Company had an investment of $51.7 million in this Planned Community Joint Venture. At October 31, 2010, each participant had agreed to contribute additional funds up to $8.3 million if required. If a participant fails to make a required capital contribution, the other participant may make the additional contribution and diminish the non-contributing participant's ownership interest.

Condominium Joint Ventures

At October 31, 2010, the Company had an aggregate of $47.6 million of investments in four joint ventures with unrelated parties to develop luxury condominium projects, including for-sale residential units and commercial space ("Condominium Joint Ventures"). At October 31, 2010, the Condominium Joint Ventures had aggregate loan commitments of $202.8 million, against which approximately $184.2 million had been borrowed. At October 31, 2010, the Company had guaranteed $10.0 million of the loans and other liabilities of these Condominium Joint Ventures.

As of October 31, 2010, the Company had recognized cumulative impairment charges against its investments in the Condominium Joint Ventures and its pro-rata share of impairment charges recognized by these Condominium Joint Ventures in the amount of $63.9 million. The Company did not recognize any impairment charges in connection with its Condominium Joint Ventures in fiscal 2010; however, it recognized $6.0 million and $57.9 million of impairment charges in fiscal 2009 and 2008, respectively. At October 31, 2010, the Company did not have any commitments to make contributions to any Condominium Joint Venture in excess of those that the Company already has accrued.

Structured Asset Joint Venture

In July 2010, the Company invested $29.1 million in a joint venture in which it is a 20% participant with two unrelated parties to purchase a 40% interest in an entity that owns and controls a portfolio of loans and real estate ("Structured Asset Joint Venture"). At October 31, 2010, the Company had an investment of $29.3 million in this Structured Asset Joint Venture. At October 31, 2010, the Company did not have any commitments to make additional contributions to the joint venture and has not guaranteed any of the joint ventures liabilities. If the joint venture needs additional capital and a participant fails to make a requested capital contribution, the other participant may make a contribution in consideration for a preferred return or may make the additional capital contribution and diminish the non-contributing participant's ownership interest.

Toll Brothers Realty Trust II

In fiscal 2005, the Company, together with the Pennsylvania State Employees Retirement System ("PASERS"), formed Toll Brothers Realty Trust II ("Trust II") to be in a position to take advantage of commercial real estate opportunities. Trust II is owned 50% by the Company and 50% by an affiliate of PASERS. At October 31, 2010, the Company had an investment of $11.2 million in Trust II. Prior to the formation of Trust II, the Company used Toll Brothers Realty Trust (the "Trust") to invest in commercial real estate opportunities. (See Note 16, "Related Party Transactions", for additional information regarding the Trust.)

General

At October 31, 2010, the Company had accrued $88.1 million of its aggregate exposure with respect to Development Joint Ventures, the Planned Community Joint Venture, Condominium Joint Ventures and the Structured Asset Joint Venture. The Company's investments in these entities are accounted for using the equity method. The Company recognized $11.3 million and $200.7 million of impairment charges related to its investments in and advances to unconsolidated entities in fiscal 2009 and 2008, respectively. The Company did not recognize any impairment charges related to its investments in and advances to unconsolidated entities in fiscal 2010. Impairment charges related to these entities are included in "Income (loss) from unconsolidated entities" in the Company's Consolidated Statements of Operations. In the fourth quarter of fiscal 2010, the Company reversed $11.0 million of accrued costs recognized in its 2008 fiscal year related to litigation against the Company and one of its unconsolidated entities. An agreement in principle to settle the litigation was reached for an amount that was less than the Company had previously estimated.

4. Goodwill Impairment

Intangible assets, including goodwill, that are not subject to amortization are tested for impairment and possible write-down. Due to the continued decline of the Company's markets located in its North, South and West geographic segments, the Company re-evaluated the carrying value of goodwill that resulted from several acquisitions in accordance with ASC 350, "Intangibles - Goodwill and Other". The Company estimated the fair value of its assets in these markets including goodwill. Fair value was determined based on the discounted future cash flow expected to be generated in these markets. Based upon this evaluation the Company determined that the related goodwill was impaired. The Company recognized a $3.2 million impairment charge in fiscal 2008. After recognizing this charge, the Company does not have any goodwill remaining.

5. Credit Facility, Loans Payable, Senior Notes, Senior Subordinated Notes and Mortgage Company Warehouse Loan

Credit Facility

On October 22, 2010, the Company entered into an $885 million revolving credit facility ("New Credit Facility") with 12 banks, which extends to October 2014. The New Credit Facility replaced a $1.89 billion credit facility consisting of a $1.56 billion unsecured revolving credit facility and a $331.7 million term loan facility (collectively, the "Old Credit Facility") with 30 banks, which extended to March 17, 2011. Prior to the closing of the New Credit Facility, the Company repaid the term loan under the Old Credit Facility from cash on hand.

At October 31, 2010, the Company had no outstanding borrowings under the New Credit Facility but had outstanding letters of credit of approximately $86.0 million. At October 31, 2010, interest would have been payable on borrowings under the New Credit Facility at 2.50% (subject to adjustment based upon the Company's debt rating and leverage ratios) above the Eurodollar rate or at other specified variable rates as selected by the Company from time to time. Under the terms of the New Credit Facility, the Company is not permitted to allow its maximum leverage ratio (as defined in the credit agreement) to exceed 1.75 to 1.00 and is required to maintain a minimum tangible net worth (as defined in the New Credit Facility agreement) of approximately $1.88 billion at October 31, 2010. At October 31, 2010, the Company's leverage ratio was approximately 0.19 to 1.00 and its tangible net worth was approximately $2.52 billion. Based upon the minimum tangible net worth requirement, the Company's ability to pay dividends and repurchase its common stock was limited to an aggregate amount of approximately $640 million at October 31, 2010. The Company is obligated to pay an undrawn commitment fee of 0.50%

(subject to adjustment based upon the Company's debt rating and leverage ratios) based on the average daily unused amount of the facility.

Loans Payable

Loans payable at October 31, 2010 and 2009 consisted of the following (amounts in thousands):

	2010	2009
Term loan of the old facility		$ 331,667
Other	$ 94,491	141,187
	$ 94,491	$ 472,854

The Company had $94.5 million of loans payable at October 31, 2010, which represent purchase money mortgages on properties the Company has acquired that the seller has financed and various revenue bonds that were issued by government entities on behalf of the Company to finance community infrastructure and the Company's manufacturing facilities. The weighted average interest rate on these loans was 3.75% at October 31, 2010 and ranged from 0.50% to 8.00%. At October 31, 2010, $93.0 million of loans payable was secured by assets of approximately $257.6 million.

Senior Notes

At October 31, 2010 and 2009, the Company's senior notes consisted of the following (amounts in thousands):

	2010	2009
6.875% Senior Notes due November 15, 2012	$ 194,865	$ 194,865
5.95% Senior Notes due September 15, 2013	141,635	155,135
4.95% Senior Notes due March 15, 2014	267,960	300,000
5.15% Senior Notes due May 15, 2015	300,000	300,000
8.91% Senior Notes due October 15, 2017	400,000	400,000
6.75% Senior Notes due November 1, 2019	250,000	250,000
Bond discount	(10,350)	(12,352)
	$1,544,110	$1,587,648

The senior notes are the unsecured obligations of Toll Brothers Finance Corp., a 100%-owned subsidiary of the Company. The payment of principal and interest is fully and unconditionally guaranteed, jointly and severally, by the Company and a majority of its home building subsidiaries (together with Toll Brothers Finance Corp., the "Senior Note Parties"). The senior notes rank equally in right of payment with all the Senior Note Parties' existing and future unsecured senior indebtedness, including the New Credit Facility. The senior notes are structurally subordinated to the prior claims of creditors, including trade creditors, of the subsidiaries of the Company that are not guarantors of the senior notes. The senior notes are redeemable in whole or in part at any time at the option of the Company, at prices that vary based upon the then-current rates of interest and the remaining original term of the notes.

On April 13, 2009, the Company, through Toll Brothers Finance Corp., its wholly-owned subsidiary, issued $400 million principal amount of 8.91% Senior Notes due 2017 (the "8.91% Senior Notes"). The Company received $389.4 million of net proceeds from the issuance of the 8.91% Senior Notes.

On September 22, 2009, the Company, through Toll Brothers Finance Corp., issued $250 million principal amount of 6.75% Senior Notes due 2019 (the "6.75% Senior Notes"). The Company received $246.4 million of net proceeds from the issuance of the 6.75% Senior Notes.

The Company has repurchased, and may from time to time in the future repurchase, its senior notes in the open market or otherwise. In fiscal 2010, the Company purchased $45.5 million of its senior notes in open market purchases at various prices and expensed $1.2 million related to the premium/loss paid and other debt redemption costs.

On October 8, 2009, the Company, through Toll Brothers Finance Corp., completed a tender offer for $105.1 million principal amount of its 6.875% Senior Notes due 2012, and for $94.9 million principal amount of its 5.95% Senior Notes due 2013 and recognized a charge of $11.6 million representing the tender premium, the write-off of unamortized debt issuance costs and the tender offer costs associated with both series of notes.

Senior Subordinated Notes

At October 31, 2009, the Company's only outstanding senior subordinated notes consisted of $47.9 million of 8.25% Senior Subordinated Notes due December 1, 2011. On December 1, 2009, the Company redeemed the remaining $47.9 million outstanding principal amount of its Toll Corp. 8.25% Senior Subordinated Notes due December 2011 at a cash redemption price of 100.0% of the principal amount plus accrued and unpaid interest on December 1, 2009.

In fiscal 2009, the Company redeemed all of the remaining $193.0 million outstanding principal amount of its Toll Corp. 8 1/4% Senior Subordinated Notes due February 2011 and redeemed or repurchased in open market transactions $102.1 million of principal amount of its Toll Corp. 8.25% Senior Subordinated Notes due December 2011. In fiscal 2009, the Company recognized a charge of $2.1 million representing the write-off of unamortized debt issuance costs associated with both series of notes and the call premium on the 8.25% Senior Subordinated Notes due December 2011.

In fiscal 2008, the Company purchased $7.0 million principal amount of its Toll Corp. 8 1/4% Senior Subordinated Notes due February 2011 through open-market purchases for $6.8 million.

The senior subordinated notes were the unsecured obligations of Toll Corp., a 100%-owned subsidiary of the Company; were guaranteed on a senior subordinated basis by the Company; were subordinated to all existing and future senior indebtedness of the Company; and were structurally subordinated to the prior claims of creditors, including trade creditors, of the Company's subsidiaries other than Toll Corp. The indentures governing these notes restricted certain payments by the Company, including cash dividends and repurchases of Company stock.

Mortgage Company Loan Facilities

In August 2009, TBI Mortgage Company ("TBI Mortgage"), the Company's wholly-owned mortgage subsidiary, entered into a Master Repurchase Agreement with Comerica Bank, as agent and representative of itself as a buyer and the other buyers named therein (the "Repurchase Agreement"). The Repurchase Agreement replaced TBI Mortgage's previous warehouse credit facility which expired on August 13, 2009. The purpose of the Repurchase Agreement is to finance the origination of mortgage loans by TBI Mortgage and it is accounted for as a secured borrowing under ASC 860. The Repurchase Agreement provides for loan purchases up to $75 million, subject to certain sublimits. In addition, the Repurchase Agreement provides for an accordion feature under which TBI Mortgage may request that the aggregate commitments under the Repurchase Agreement be increased to an amount up to $100 million. The Repurchase Agreement, as amended, expires on July 28, 2011 and bears interest at LIBOR plus 2.5 %, with a minimum rate of 4.50%. Borrowings under this facility are included in the fiscal 2011 maturities.

At October 31, 2010 and 2009, there were $72.4 million and $27.0 million, respectively, outstanding under the Repurchase Agreement, which are included in liabilities in the accompanying consolidated balance sheets. At October 31, 2010 and 2009, amounts outstanding under the Repurchase Agreement are collateralized by $93.6 million and $43.4 million, respectively, of mortgage loans held for sale, which are included in assets in the Company's balance sheets. As of October 31, 2010, there were no aggregate outstanding purchase price limitations reducing the amount available to TBI Mortgage. There are several restrictions on purchased loans under the Repurchase Agreement, including that they cannot be sold to others, they cannot be pledged to anyone other than the agent, and they cannot support any other borrowing or repurchase agreement.

General

As of October 31, 2010, the annual aggregate maturities of the Company's loans and notes during each of the next five fiscal years are: 2011 - $102.9 million; 2012 - $15.7 million; 2013 - $346.4 million; 2014 – $270.0 million; and 2015 - $300.7 million.

6. Accrued Expenses

Accrued expenses at October 31, 2010 and 2009 consisted of the following (amounts in thousands):

	2010	2009
Land, land development and construction	$ 100,301	$ 132,890
Compensation and employee benefit	95,107	90,828
Insurance and litigation	143,421	165,343
Commitments to unconsolidated entities	88,121	107,490
Warranty	45,835	53,937
Interest	26,998	27,445
Other	60,538	62,288
	$ 570,321	$ 640,221

The Company accrues expected warranty costs at the time each home is closed and title and possession have been transferred to the home buyer. Changes in the warranty accrual during fiscal 2010, 2009 and 2008 were as follows (amounts in thousands):

	2010	2009	2008
Balance, beginning of year	$ 53,937	$ 57,292	$ 59,249
Additions – homes closed during the year	9,147	10,499	20,116
Additions – (reductions) to accruals for homes closed in prior years	(4,684)	1,697	(585)
Charges incurred	(12,565)	(15,551)	(21,488)
Balance, end of year	$ 45,835	$ 53,937	$ 57,292

7. Income Taxes

A reconciliation of the Company's effective tax rate from the federal statutory tax rate for the fiscal years ended October 31, 2010, 2009 and 2008 is as follows ($ amounts in thousands):

	2010		2009		2008	
	$	%	$	%	$	%
Federal tax (benefit) provision at statutory rate	$ (41,015)	35.0	$ (173,763)	35.0	$ (163,375)	35.0
State taxes, net of federal benefit	(3,809)	3.3	(14,522)	2.9	(27,307)	5.9
Reversal of expiring state tax provisions	(39,485)	33.7	(77,337)	15.6	(5,558)	1.2
Accrued interest on anticipated tax assessments	9,263	(7.9)	6,828	(1.4)	7,250	(1.6)
Increase in unrecognized tax benefits	35,575	(30.3)	39,500	(8.0)		
Valuation allowance – recognized	55,492	(47.4)	458,280	(92.3)	24,050	(5.1)
Valuation allowance – reversed	(128,640)	109.7				
Non-taxable earnings					(3,943)	0.8
Reversal (benefit) from tax credits			10,000	(2.0)		
Other	(1,194)	1.0	10,374	(2.1)	(94)	
Tax provision (benefit)	$ (113,813)	97.1	$ 259,360	(52.3)	$ (168,977)	36.2

* Due to rounding, amounts may not add

The Company currently operates in 19 states and is subject to various state tax jurisdictions. The Company estimates its state tax liability based upon the individual taxing authorities' regulations, estimates of income by taxing jurisdiction and the Company's ability to utilize certain tax-saving strategies. Due primarily to a change in the Company's estimate of the allocation of income or loss, as the case may be, among the various taxing jurisdictions and changes in tax regulations and their impact on the Company's tax strategies, the Company's estimated rate for state income taxes was 5.0% for fiscal 2010, 4.5% for fiscal 2009 and 9.0% for fiscal 2008.

The (benefit) provision for income taxes for each of the fiscal years ended October 31, 2010, 2009 and 2008 was as follows (amounts in thousands):

	2010	2009	2008
Federal	$ (67,318)	$ 333,311	$ (168,068)
State	(46,495)	(73,951)	(909)
	$ (113,813)	$ 259,360	$ (168,977)
Current	$ (156,985)	$ (229,003)	$ 39,144
Deferred	43,172	488,363	(208,121)
	$ (113,813)	$ 259,360	$ (168,977)

A reconciliation of the change in the unrecognized tax benefits for the year ended October 31, 2010, 2009 and 2008 is set forth below (amounts in thousands):

	2010	2009	2008
Balance, beginning of year	$171,366	$320,679	
Adoption of FIN 48			$364,300
Increase in benefit as a result of tax positions taken in prior years	14,251	11,000	12,340
Increase in benefit as a result of tax positions taken in current year	15,675	47,500	22,237
Decrease in benefit as a result of settlements		(138,333)	(56,748)
Decrease in benefit as a result of lapse of statute of limitation	(40,846)	(69,480)	(21,450)
Balance, end of year	$160,446	$171,366	$320,679

During fiscal 2010, the Company recorded a benefit for the reversal of federal and state income taxes due to the expiration of statutes of limitations, as well as the filing of a number of required amended state returns based on final IRS audits, offset by new reserve requirements for fiscal 2009 filings and estimates for fiscal 2010.

During fiscal 2009, the Company reached final settlement of its federal tax returns for fiscal years through 2006, State of California tax returns for fiscal years through 2006, and State of New Jersey and State of Arizona tax returns for fiscal years through 2007. The federal and state settlements resulted in a reduction in the Company's unrecognized tax benefits. The state impact of any amended federal return remains subject to examination by various states for a period of up to one year after formal notification of such amendments is made to the states. The Company's and its subsidiaries' fiscal 2007 and 2008 federal income tax returns and various state and other income tax returns are in the process of examination or administrative appeal.

The Company's unrecognized tax benefits are included in "Income taxes payable" on the Company's Consolidated Balance Sheets. If these unrecognized tax benefits reverse in the future, they would have a beneficial impact on the Company's effective tax rate at that time. During the next twelve months, it is reasonably possible that the amount of unrecognized tax benefits will change. The anticipated changes will be principally due to the expiration of tax statutes, settlements with taxing jurisdictions, increases due to new tax positions taken and the accrual of estimated interest and penalties.

During fiscal 2010, 2009 and 2008, the Company recognized in its tax provision (benefit), before reduction for applicable taxes, potential interest and penalties of approximately $14.3 million, $11.0 million and $12.5 million, respectively. At October 31, 2010, 2009 and 2008, the Company had accrued potential interest and penalties, before reduction of applicable taxes, of $39.2 million, $39.8 million and $142.2 million, respectively; these amounts were included in "Income taxes payable" on the Company's Consolidated Balance Sheets. The decrease in the October 31, 2009 accrued interest and penalty balance, as compared to the October 31, 2008 balance, relates primarily to the payment of interest on settled audits and the reversal of interest accrued in prior years against potential tax assessments no longer needed due to the expiration of the applicable federal and state statute of limitations or the settlement with state tax authorities, offset, in part, by additional interest accrued during the period.

The components of net deferred tax assets and liabilities at October 31, 2009 and 2008 consisted of the following (amounts in thousands):

	2010	2009
Deferred tax assets:		
Accrued expenses	$ 4,917	$ 2,561
Impairment charges	415,801	457,526
Inventory valuation differences	13,093	26,976
Stock-based compensation expense	48,657	25,715
FIN 48 deferred tax asset	55,090	70,902
State tax net operating loss carry forward	11,159	20,756
Other	3,479	1,496
Total assets	552,214	605,932
Deferred tax liabilities:		
Capitalized interest	91,731	86,718
Deferred income	(10,097)	(2,161)
Depreciation	29,334	21,912
Deferred marketing	(3,635)	976
Other	35,698	16,157
Total liabilities	143,031	123,602
Net deferred tax assets before valuation allowances	409,183	482,330
Cumulative valuation allowance – state	(45,030)	(45,030)
Cumulative valuation allowance – federal	(364,153)	(437,300)
Net deferred tax assets	$ -	$ -

Since the beginning of fiscal 2007, the Company has recorded significant deferred tax assets. These deferred tax assets were generated primarily by inventory impairments and impairments of investments in and advances to unconsolidated entities. In accordance with ASC 740, the Company assessed whether a valuation allowance should be established based on its determination of whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company believes that the continued downturn in the housing market, the uncertainty as to its length and magnitude, and the Company's continued recognition of impairment charges, are significant evidence of the need for a valuation allowance against its net deferred tax assets. The Company has recorded valuation allowances against its entire net deferred tax asset.

For federal income tax purposes, the Company carried back tax losses incurred in fiscal 2009 against taxable income it reported in fiscal 2007 and received a tax refund in fiscal 2010 of $152.7 million. The tax losses generated in fiscal 2009 were primarily from the recognition for tax purposes of previously recognized book impairments and the recognition of stock option expenses not recognized for book purposes.

The Company is allowed to carry forward tax losses for 20 years and apply such tax losses to future taxable income to realize federal deferred tax assets. As of October 31, 2010, the Company believes it will have approximately $10.0 million of tax loss carryforwards, resulting from losses that it recognized on its fiscal 2009 tax return, in excess of the amount it could carry back against its fiscal 2007 federal taxable income. In addition, the Company will be able to reverse its previously recognized valuation allowances during any future period for which it reports book income before income taxes. The Company will continue to review its deferred tax assets in accordance with ASC 740.

On November 6, 2009, the Worker, Homeownership, and Business Assistance Act of 2009 (the "Act") was enacted into law. The Act amended Section 172 of the Internal Revenue Code to allow net operating losses realized in a tax year ending after December 31, 2007 and beginning before January 1, 2010 to be carried back for up to five years (such losses were previously limited to a two-year carryback).This change allowed the Company to carry back its fiscal 2010 taxable losses to prior years and recognize a tax benefit of $113.8 million in its statement of operations for fiscal 2010. In addition, the Act will allow the Company to file for a refund of previously paid federal income taxes. The Company estimates that it will be able to carryback $404.5 million of fiscal 2010 tax losses and expects to receive a tax refund in fiscal 2011 of approximately $141.6 million. The ultimate amount of such refund realized is dependent on the Company's actual taxable losses for fiscal 2010, which may vary significantly from its current expectations. The Company has reflected the expected refund of $141.6 million in its October 31, 2010 consolidated financial statements.

For state tax purposes, due to past and projected losses in certain jurisdictions where the Company does not have carryback potential and/or cannot sufficiently forecast future taxable income, the Company has recognized net cumulative valuation allowances against its state deferred tax assets of $45.0 million as of October 31, 2010 and 2009. Future valuation allowances in these jurisdictions may continue to be recognized if the Company believes it will not generate sufficient future taxable income to utilize any future state deferred tax assets.

8. Stockholders' Equity

The Company's authorized capital stock consists of 400 million shares of common stock, $.01 par value per share and 15 million shares of preferred stock, $.01 par value per share. At October 31, 2010, the Company had 166.4 million shares of common stock issued and outstanding, 14.8 million shares of common stock reserved for outstanding stock options and restricted stock units, 8.0 million shares of common stock reserved for future stock option and award issuances and 0.6 shares of common stock reserved for issuance under the Company's employee stock purchase plan. As of October 31, 2010, the Company had not issued any shares of preferred stock.

Issuance of Common Stock

In fiscal 2010, 2009 and 2008, the Company issued 1,250 shares, 1,250 shares and 1,250 shares, respectively, of restricted common stock pursuant to its stock incentive plans to certain outside directors. The Company is amortizing the fair market value of the awards on the date of grant over the period of time that each award vests. At October 31, 2010, 1,725 shares of the fiscal 2010 and 2009 restricted stock awards were unvested.

Stock Repurchase Program

In March 2003, the Company's Board of Directors authorized the repurchase of up to 20 million shares of its common stock from time to time, in open market transactions or otherwise, for the purpose of providing shares for its various benefit plans. At October 31, 2010, the Company had approximately 11.8 million shares remaining under the repurchase authorization.

Stockholder Rights Plans

Shares of the Company's outstanding common stock were subject to two series of stock purchase rights described below, one adopted in June 2007, which is currently in effect, and a second adopted in June 2009, which expired in June 2010. The rights, which are exercisable only under certain conditions, entitle the holder, other than an acquiring person (and certain related parties of an acquiring person), as defined in the plan, to purchase common shares at prices specified in the rights agreements. See Note 9, "Stock-Based Benefit Plans" for issuances of stock under the Company's stock-based benefit plans.

In June 2007, the Company adopted a shareholder rights plan ("2007 Rights Plan"). The rights issued pursuant to the 2007 Rights Plan will become exercisable upon the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of the Company's common stock or (ii) ten business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the outstanding shares of Common Stock. No rights were exercisable at October 31, 2010.

In June 2009, the Company adopted a shareholder rights plan (the "2009 Rights Plan") to help preserve the value of the Company's deferred tax assets, by reducing the risk of limitation of net operating loss carryforwards and certain other tax benefits under Section 382 of the Internal Revenue Code. The rights were to expire on July 16, 2019 or earlier in the event of certain conditions, one of which related to the failure of the Company's stockholders to approve the 2009 Rights Plan by June 17, 2010. The Company's stockholders did not approve the 2009 Rights Plan at the 2010 Annual Meeting of Stockholders held on March 17, 2010 ("2010 Annual Meeting") and, therefore, it expired in accordance with its terms on June 17, 2010.

Amendment to the Second Restated Certificate of Incorporation and Increase in Authorized Share Capital

On March 17, 2010, the Board of Directors of the Company adopted a Certificate of Amendment to the Second Restated Certificate of Incorporation of the Company (the "Certificate of Amendment"). The Certificate of Amendment includes an amendment approved by the Company's stockholders at the 2010 Annual Meeting which restricts certain transfers of the Company's common stock in order to preserve the tax treatment of the Company's net operating and unrealized tax losses. The Certificate of Amendment's transfer restrictions generally restrict any direct or indirect transfer of the Company's common stock if the effect would be to increase the direct or indirect ownership of any Person (as defined in the Certificate of Amendment) from less than 4.95% to 4.95% or more of the Company's common stock, or increase the ownership percentage of a Person owning or deemed to own 4.95% or more of the Company's common stock. Any direct or indirect transfer attempted in violation of this restriction would be void as of the date of the prohibited transfer as to the purported transferee.

The Certificate of Amendment also includes an amendment, authorized by the Company's stockholders at the Company's 2005 Annual Meeting, increasing the Company's authorized shares from 201,000,000 shares to 415,000,000 shares consisting of two classes of stock. The Certificate of Amendment provides for 400,000,000 authorized shares of common stock, $.01 par value, an increase from the 200,000,000 shares previously authorized, and 15,000,000 authorized shares of preferred stock, $.01 par value, an increase from the 1,000,000 preferred shares previously authorized. In March 2010, the Board of Directors approved the increase in the authorized shares to 400,000,000 shares of common stock and 15,000,000 shares of preferred stock.

9. Stock-Based Benefit Plans

Stock-Based Compensation Plans

The Company used a lattice model for the valuation for all option grants in fiscal 2010, 2009 and 2008. The weighted-average assumptions and fair value used for stock option grants in each of the fiscal years ended October 31, 2010, 2009 and 2008 are set forth below.

	2010	2009	2008
Expected volatility	46.74% - 51.41%	46.74% - 50.36%	46.67% - 48.63%
Weighted-average volatility	49.51%	48.06%	47.61%
Risk-free interest rate	2.15% - 3.47%	1.24% - 1.90%	3.32% - 3.85%
Expected life (years)	4.44 - 8.69	4.29 - 8.52	4.29 - 8.32
Dividends	none	none	none
Weighted-average fair value per share of options granted	$7.63	$8.60	$9.50

Expected volatilities are based on implied volatilities from traded options on the Company's stock and the historical volatility of the Company's stock. The expected life of options granted is derived from the historical exercise patterns and anticipated future patterns and represents the period of time that options granted are expected to be outstanding; the range given above results from certain groups of employees exhibiting different behavior. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The fair value of stock option grants is recognized evenly over the vesting period of the options or over the period between the grant date and the time the option becomes non-forfeitable by the employee, whichever is shorter. Stock option expense is included in the Company's selling, general and administrative expenses. Information regarding the stock-based compensation for fiscal 2010, 2009 and 2008 is set forth below (amounts in thousands).

	2010	2009	2008
Stock-based compensation expense recognized	$ 9,332	$ 10,925	$ 22,559
Income tax benefit recognized	$ 3,266	$ 4,370	$ 8,975

In fiscal 2010 and 2009, as part of severance plans for certain employees, the Company extended the period in which an option could be exercised on 175,813 options and 46,052 options, respectively. The Company expensed $552,000 and $322,000 of stock option expense in fiscal 2010 and 2009, respectively. These amounts are included in the stock-based compensation in the table above.

At October 31, 2010, total compensation cost related to non-vested awards not yet recognized was approximately $7.3 million, unrecognized income tax benefits from non-vested awards was approximately $2.5 million and the weighted-average period over which the Company expects to recognize such compensation costs and tax benefit is 2.3 years.

In the quarter ended July 31, 2008, pursuant to stockholder-approved amendments to the Company's Stock Incentive Plan (1998) and the Company's Stock Incentive Plan for Employees (2007), the Company offered certain eligible employees the ability to exchange certain out-of-the-money stock options ("old options") in exchange for replacement options with the same terms and conditions as the old options, except for the number of shares subject to the replacement options and the per share exercise price. The Company accepted for exchange old options to purchase approximately 2.5 million shares with a weighted-average exercise price per share of $33.18 and issued replacement options to purchase approximately 1.6 million shares with a weighted-average exercise price per share of $18.92. The assumptions and fair value used for the valuation of the replacement option grants and old option grants were as follows:

	Replacement options	Old options
Expected volatility	51.01% - 51.92%	51.08% - 51.71%
Weighted-average volatility	51.44%	51.36%
Risk-free interest rate	3.38% - 3.70%	3.28% - 3.58%
Expected life (years)	4.84 - 6.96	4.36 - 6.10
Dividends	none	none
Weighted-average exchange date fair value per share of options	$9.94	$6.25

The difference between the aggregate fair value of the old options and the replacement options was immaterial.

Stock Incentive Plans

The Company has two active stock incentive plans, one for employees (including officers) and one for non-employee directors. The Company's active stock incentive plans provide for the granting of incentive stock options (solely to employees) and non-qualified stock options with a term of up to ten years at a price not less than the market price of the stock at the date of grant. Stock options granted to employees generally vest over a four-year period, although certain grants may vest over a longer or shorter period, and stock options granted to non-employee directors generally vest over a two-year period. The Company's active stock incentive plans also provide for the issuance of stock appreciation rights and restricted and unrestricted stock awards and stock units, which may be performance based.

The Company has two additional stock incentive plans for employees, officers and directors that are inactive except for outstanding stock option grants at October 31, 2010. No additional options may be granted under these plans. Stock options granted under these plans were made with a term of up to ten years at a price not less than the market price of the stock at the date of grant and generally vested over a four-year period for employees and a two-year period for non-employee directors.

Shares issued upon the exercise of a stock option are either from shares held in treasury or newly issued shares.

The following table summarizes stock option activity for the Company's plans during each of the fiscal years ended October 31, 2010, 2009 and 2008 (amounts in thousands, except per share amounts):

	2010		2009		2008	
	Number of options	Weighted-average exercise price	Number of options	Weighted-average exercise price	Number of options	Weighted-average exercise price
Balance, beginning	16,123	$17.73	19,854	$14.73	24,080	$14.60
Granted	1,015	18.39	1,092	21.68	3,292	19.92
Exercised	(2,498)	8.72	(4,436)	5.03	(4,660)	6.73
Cancelled	(301)	17.03	(387)	20.49	(2,858)	32.70
Balance, ending	14,339	$19.36	16,123	$17.73	19,854	$14.73
Options exercisable, at October 31,	11,670	$19.00	13,171	$16.53	16,327	$12.64
Options available for grant at October 31,	8,038		9,168		10,371	

The fiscal year 2008 cancellations and grants include options for approximately 2.5 million shares issued in fiscal 2006, 2005 and 2004 that were exchanged for options for approximately 1.6 million shares. See "Stock-Based Compensation Plans" above for more information.

The following table summarizes information about stock options outstanding and exercisable at October 31, 2010:

	Options outstanding			Options exercisable		
Range of exercise prices	Number outstanding (in 000s)	Weighted-average remaining contractual life (in years)	Weighted-average exercise price	Number exercisable (in 000s)	Weighted-average remaining contractual life (in years)	Weighted-average exercise price
$ 9.65 - $ 10.88	4,826	1.39	$10.64	4,826	1.39	$10.64
$ 18.92 - $ 20.21	4,319	5.07	$19.37	3,223	3.83	$19.68
$ 20.76 - $ 22.18	2,434	7.52	$21.13	1,078	2.07	$21.00
$ 31.82 - $ 35.97	2,760	5.04	$33.04	2,543	4.94	$33.15
	14,339	4.24	$19.36	11,670	3.38	$19.00

The intrinsic value of options outstanding and exercisable is the difference between the fair market value of the Company's common stock on the applicable date ("Measurement Value") and the exercise price of those options that had an exercise price that was less than the Measurement Value. The intrinsic value of options exercised is the difference between the fair market value of the Company's common stock on the date of exercise and the exercise price.

Information pertaining to the intrinsic value of options outstanding and exercisable at October 31, 2010, 2009 and 2008 is provided below (amounts in thousands):

	2010	2009	2008
Intrinsic value of options outstanding	$ 35,214	$ 54,646	$ 194,261
Intrinsic value of options exercisable	$ 35,214	$ 54,646	$ 187,351

Information pertaining to the intrinsic value of options exercised and the fair value of options which became vested or modified in each of the fiscal years ended October 31, 2010, 2009 and 2008 is provided below (amounts in thousands):

	2010	2009	2008
Intrinsic value of options exercised	$ 25,327	$ 74,659	$ 81,308
Fair value of options vested	$ 12,336	$ 15,528	$ 21,862

The Company's stock incentive plans permit optionees to exercise stock options using a "net exercise" method at the discretion of the Executive Compensation Committee of the Board of Directors ("Executive Compensation Committee"). In a net exercise, the Company withholds from the total number of shares that otherwise would be issued to an optionee upon exercise of the stock option that number of shares having a fair market value at the time of exercise equal to the option exercise price and applicable income tax withholdings and remits the remaining shares to the optionee. Information regarding the use of the net exercise method for fiscal 2010, 2009 and 2008 is set forth below.

	2010	2009	2008
Options exercised	1,201,372	93,000	2,356,152
Shares withheld	798,420	21,070	1,232,023
Shares issued	402,952	71,930	1,124,129
Average fair market value per share withheld	$ 17.96	$ 21.29	$ 25.57
Average fair market value of shares withheld (in thousands)	$ 14,341	$ 400	$ 31,500

In addition, pursuant to the provisions of the Company's stock incentive plans, optionees are permitted to use the value of the Company's common stock that they own to pay for the exercise of options ("stock swap method"). Information regarding the use of the stock swap method for fiscal 2010, 2009 and 2008 is set forth below.

	2010	2009	2008
Options exercised	29,512	38,379	18,576
Shares tendered	14,459	9,237	5,114
Average fair market value per share withheld	$ 19.71	$ 21.40	$ 22.35

In December 2009, the Company issued restricted stock units ("2009 RSUs") relating to 19,663 shares of the Company's common stock to seven employees with an aggregate fair value of $361,000. The 2009 RSUs will vest in annual installments over a four-year period. The value of the 2009 RSUs were determined to be equal to the number of shares of the Company's common stock to be issued pursuant to the 2009 RSUs, multiplied by $18.38, the closing price of the Company's common stock on the New York Stock Exchange ("NYSE") on December 21, 2009, the date the 2009 RSUs were awarded. In fiscal 2010, the Company recognized $138,000 of expense related to the 2009 RSUs. At October 31, 2010, the Company had $224,000 of unamortized value related to the 2009 RSUs.

On December 7, 2009, the Executive Compensation Committee of the Company's Board of Directors approved the award of a performance-based restricted stock unit ("2009 Performance-Based RSU") relating to 200,000 shares of the Company's common stock to Robert I. Toll. The 2009 Performance-Based RSU will vest and Mr. Toll will be entitled to receive the underlying shares if the average closing price of the Company's common stock on the NYSE, measured over any twenty consecutive trading days ending on or prior to December 19, 2014, increases 30% or more over $18.38, the closing price of the Company's common stock on the NYSE on December 21, 2009; provided Mr. Toll continues to be employed by the Company or serve as a member of its Board of Directors until December 19, 2012. The 2009 Performance-Based RSU will also vest if Mr. Toll dies, becomes disabled or the Company experiences a change of control prior to satisfaction of the aforementioned performance criteria.

On December 18, 2008, the Executive Compensation Committee approved the award of a performance-based restricted stock unit ("2008 Performance-Based RSU") relating to 200,000 shares of the Company's common stock to Robert I. Toll. The 2008 Performance-Based RSU will vest and Mr. Toll will be entitled to receive the underlying shares if the average closing price of the Company's common stock on the New York Stock Exchange ("NYSE"), measured over any twenty consecutive trading days ending on or prior to December 19, 2013, increases 30% or more over $21.70, the closing price of the Company's common stock on the NYSE on December 19, 2008; provided Mr. Toll continues to be employed by the Company or serve as a member of its Board of Directors until December 19, 2011. The 2008 Performance-Based RSU will also vest if Mr. Toll dies, becomes disabled or the Company experiences a change of control prior to satisfaction of the aforementioned performance criteria.

The Company used a lattice based option pricing model to determine the fair value of the 2009 and 2008 Performance-Based RSUs. Information regarding the performance-based RSUs is set forth below.

	2009 Perfomance-Based RSU	2008 Perfomance-Based RSU
Expected volatility	49.92%	48.14%
Risk-free interest rate	2.43%	1.35%
Expected life	3.0 years	3.0 years
Aggregate fair value of RSU (in thousands)	$3,160	$3,642

Expenses related to the performance-based RSUs are included in the Company's selling, general and administrative expenses. In fiscal 2010 and 2009, the Company recognized $2.1 million and $1.0 million, respectively, of stock-based compensation expense related to the 2009 Performance-Based RSU and 2008 Performance-Based RSU. At October 31, 2010 and 2009, the Company had an aggregate of $3.6 million and $2.6 million, respectively, of unamortized value of the 2009 Performance-Based RSU and 2008 Performance-Based RSU.

On December 19, 2008, the Company issued restricted stock units ("RSUs") relating to 62,051 shares of the Company's common stock to a number of employees in lieu of a portion of the employees' bonuses and in lieu of a portion of one employee's 2009 salary. These RSUs, although not subject to forfeiture, will vest in annual installments over a four-year period, unless accelerated due to death, disability or termination of employment, as more fully described in the RSU award document. Because the RSUs are non-forfeitable, the value of the RSUs was determined to be equal to the number of shares of the Company's common stock to be issued pursuant to the RSUs, multiplied by $21.70, the closing price of the Company's common stock on the NYSE on December 19, 2008, the date the RSUs were awarded. The amount applicable to employee bonuses was charged to the Company's accrual for bonuses that it made in fiscal 2008 and the amount applicable to salary deferral ($130,000) was charged to selling, general and administrative expense in the three-month period ended January 31, 2009. The Company's stock incentive plan permits the Company to withhold from the total number of shares that otherwise would be issued to a RSU recipient upon distribution that number of shares having a fair market value at the time of distribution equal to the applicable income tax withholdings due and remit the remaining shares to the RSU participant. During fiscal 2010, the Company withheld 924 shares subject to RSUs to cover $17,000 of income tax withholdings and issued 2,749 shares to the RSU recipients. During fiscal 2009, the Company withheld 836 shares subject to RSUs to cover $15,000 of income tax withholdings and issued 1,509 shares to the RSU recipients.

Bonus Award Shares

In December 2007, the Board of Directors adopted the Toll Brothers, Inc. CEO Cash Bonus Plan, which was approved by stockholders at the Company's 2008 Annual Meeting and subsequently amended and restated by the Executive Compensation Committee in December 2009 to clarify certain provisions (as amended, the "Bonus Plan"), to provide a bonus program to Mr. Robert I. Toll in fiscal 2008 and subsequent years.

The Bonus Plan provides that a bonus will be paid to Mr. Toll for each plan year in an amount equal to the sum of (a) 2.0% of the Company's income before taxes and bonus (as defined in the Bonus Plan), and (b) a performance bonus based on the achievement of one or more pre-established performance goals established by the Executive Compensation Committee. Under the terms of the Bonus Plan, the maximum bonus that can be paid in any one plan year is $25.0 million and may be paid in cash, shares of Company common stock, or a combination of both, at the discretion of the Executive Compensation Committee. For fiscal 2010, Mr. Toll was awarded a bonus of $1.0 million under the Bonus Plan. Mr. Toll did not receive a bonus with respect to fiscal 2009 or fiscal 2008 under the Bonus Plan.

Employee Stock Purchase Plan

The Company's employee stock purchase plan enables substantially all employees to purchase the Company's common stock at 95% of the market price of the stock on specified offering dates without restriction, or at 85% of the market price of the stock on specified offering dates subject to restrictions. The plan, which terminates in December 2017, provides that 1.2 million shares be reserved for purchase. At October 31, 2010, 635,000 shares were available for issuance.

Information regarding the Company's employee stock purchase plan for fiscal 2010, 2009 and 2008 is set forth below.

	2010	2009	2008
Shares issued	23,587	25,865	30,927
Average price per share	$16.20	$16.49	$18.84
Compensation expense recognized (in thousands)	$57	$64	$86

10. Earnings Per Share Information

Information pertaining to the calculation of earnings per share for each of the fiscal years ended October 31, 2010, 2009 and 2008 is as follows (amounts in thousands):

	2010	2009	2008
Basic weighted-average shares	165,666	161,549	158,730
Common stock equivalents			
Diluted weighted-average shares	165,666	161,549	158,730
Common stock equivalents excluded from diluted weighted-average shares due to anti-dilutive effect (a)	1,968	3,936	6,135
Weighted-average shares due to anti-dilutive options (b)	8,401	7,604	5,154
Shares issued under stock incentive and employee stock purchase plans	1,728	4,442	3,455

(a) Common stock equivalents represent the dilutive effect of outstanding in-the-money stock options using the treasury stock method. For fiscal 2010, 2009 and 2008, there were no incremental shares attributed to outstanding options to purchase common stock because the Company had a net loss in fiscal 2010, fiscal 2009 and fiscal 2008 and any incremental shares would be anti-dilutive.

(b) Based upon the average quarterly closing price of the Company's common stock on the NYSE for the period.

11. Fair Value Disclosures

Effective November 1, 2008, the Company adopted ASC 820 for its financial instruments measured at fair value on a recurring basis. ASC 820 provides a framework for measuring fair value under generally accepted accounting principles, expands disclosures about fair value measurements, and establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy can be summarized as follows:

Level 1: Fair value determined based on quoted prices in active markets for identical assets or liabilities.

Level 2: Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.

Level 3: Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows, or similar techniques.

A summary of assets and (liabilities) at October 31, 2010 and 2009 related to the Company's financial instruments, measured at fair value on a recurring basis, is set forth below (amounts in thousands).

Financial Instrument	Fair Value Hierarchy	Fair Value 2010	Fair Value 2009
U.S. Treasury Securities	Level 1	$175,370	$101,176
U.S. Agency Securities	Level 1	$ 22,497	
Residential Mortgage Loans Held for Sale	Level 2	$ 93,644	$ 43,432
Forward Loan Commitments – Residential Mortgage Loans Held for Sale	Level 2	$ (459)	$ (135)
Interest Rate Lock Commitments ("IRLCs")	Level 2	$ 130	$ (117)
Forward Loan Commitments – IRLCs	Level 2	$ (130)	$ 117

At October 31, 2010 and 2009, the carrying value of cash and cash equivalents approximates fair value.

At the end of the reporting period, the Company determines the fair value of its mortgage loans held for sale and its forward loan commitments it has entered into as a hedge against the interest rate risk of its mortgage loans. The Company recognizes the difference between the fair value and the unpaid principal balance of mortgage loans held for sale as a gain or loss. In addition, the Company recognizes the fair value of its forward loan commitment as a gain or loss. These gains and losses are included in interest and other income. Interest income on mortgage loans held for sale is calculated based upon the stated interest rate of each loan and is included in "interest and other income".

As of October 31, 2010, the aggregate fair value of the unpaid principal balance of mortgage loans held for sale and the forward loan commitments was greater than the aggregate cost by $1.6 million and $0.5 million, respectively.

As of October 31, 2009, the aggregate fair value of the unpaid principal balance of mortgage loans held for sale and the forward loan commitments was greater than the aggregate cost by $0.3 million and $0.1 million, respectively.

IRLCs represent individual borrower agreements that commit the Company to lend at a specified price for a specified period as long as there is no violation of any condition established in the commitment contract. These commitments have varying degrees of interest rate risk. The Company utilizes best-efforts forward loan commitments ("Forward Commitments") to hedge the interest risk of the IRLCs and residential mortgage loans held for sale. Forward Commitments represent contracts with third-party investors for the future delivery of loans whereby the Company agrees to make delivery at a specified future date at a specified price. The IRLCs and Forward Commitments are considered derivative financial instruments under ASC 815, "Derivatives and Hedging", which requires derivative financial instruments to be recorded at fair value. The Company estimates the fair value of such commitments based on the estimated fair value of the underlying mortgage loan and, in the case of IRLCs, the probability that the mortgage loan will fund within the terms of the IRLC. To manage the risk of nonperformance of investors regarding the Forward Commitments, the Company assesses the credit worthiness of the investors on a periodic basis.

In fiscal 2010, the Company recognized inventory impairment charges based on the difference in the carrying value of the inventory and its fair value at the time of the evaluation. The fair value of the aforementioned inventory was determined using Level 3 criteria. See Note 1, Significant Accounting Policies, "Inventory" for additional information regarding the Company's methodology on determining fair value. The table below provides, for the periods indicated, the fair value of inventory whose carrying value was adjusted and the amount of impairment charges recognized (amounts in millions).

Three months ended:	Fair value of inventory, net of impairment	Impairment charges recognized
January 31, 2010	$ 82.5	$ 31.8
April 30, 2010	$ 65.0	41.8
July 31, 2010	$ 40.1	12.4
October 31, 2010	$ 67.9	23.2
		$109.2

As of October 31, 2010 and 2009, the amortized cost, gross unrealized holding gains, gross unrealized holding losses, and fair value of marketable securities were as follows (in thousands):

	2010	2009
Amortized cost	$197,699	$101,132
Gross unrealized holding gains	$ 180	$ 56
Gross unrealized holding losses	$ 12	$ 12
Fair value	$197,867	$101,176

The remaining contractual maturities of marketable securities as of October 31, 2010 ranged from less than one month to eleven months.

The book value and estimated fair value of the Company's debt at October 31, 2010 and 2009 was as follows (amounts in thousands):

	October 31, 2010		October 31, 2009	
	Book value	Estimated Fair value	Book value	Estimated fair value
Loans payable (a)	$ 94,491	$ 87,751	$ 472,854	$ 471,236
Senior notes (b)	1,544,460	1,679,052	1,600,000	1,624,119
Senior subordinated notes (c)			47,872	48,111
Mortgage company warehouse loan (d)	72,367	72,367	27,015	27,015
	$1,721,318	$1,839,170	$2,147,741	$2,170,481

(a) The estimated fair value of loans payable was based upon the interest rates that the Company believed were available to it for loans with similar terms and remaining maturities as of the applicable valuation date.

(b) The estimated fair value of the Company's senior notes is based upon their indicated market prices.

(c) The estimated fair value of the Company's senior subordinated notes is based upon their indicated market prices.

(d) The Company believes that the carrying value of its mortgage company loan borrowings approximates their fair value.

12. Employee Retirement and Deferred Compensation Plans

The Company maintains salary deferral savings plans covering substantially all employees. The plans provide for discretionary Company contributions of up to 2% of all eligible compensation, plus 2% of eligible compensation above the Social Security wage base, plus matching contributions of up to 2% of eligible compensation of employees electing to contribute via salary deferrals. During the first quarter of fiscal 2009, due to the continued downturn in the Company's business, it suspended its matching contributions and discretionary contributions to one of the plans. The Company recognized an expense, net of plan forfeitures, with respect to the plans of $0.5 million and $8.2 million for the fiscal years ended October 31, 2009 and 2008, respectively. The Company recognized $38,000 of expense for one plan in fiscal 2010.

The Company has an unfunded, non-qualified deferred compensation plan that permits eligible employees to defer a portion of their compensation. The deferred compensation, together with certain Company contributions, earns various rates of return depending upon when the compensation was deferred and the length of time that it has been deferred. A portion of the deferred compensation and interest earned may be forfeited by a participant if he or she elects to withdraw the compensation prior to the end of the deferral period. At October 31, 2010 and 2009, the Company had accrued $18.4 million and $16.9 million, respectively, for its obligations under the plan.

The Company has two unfunded defined benefit retirement plans. Interests vest when the participant has completed 20 years of service with the Company and reaches normal retirement age (age 62). Unrecognized prior service costs are being amortized over the period from the date participants enter the plans until their interests are fully vested. The Company used a 4.99%, 5.30% and 7.21% discount rate in its calculation of the present value of its projected benefit obligations at October 31, 2010, 2009 and 2008, respectively, which represented the approximate long-term investment rate at October 31 of the fiscal year for which the present value was calculated. Information related to the plans is based on actuarial information calculated as of October 31, 2010, 2009 and 2008.

Information related to the Company's plans for each of the fiscal years ended October 31, 2010, 2009 and 2008 is as follows (amounts in thousands):

	2010	2009	2008
Plan costs:			
Service cost	$ 270	$ 132	$ 210
Interest cost	1,396	1,366	1,224
Amortization of prior service cost	1,248	1,076	1,370
Acceleration of benefits	72		
Amortization of unrecognized gains		(1,272)	(640)
	$ 2,986	$ 1,302	$ 2,164
Projected benefit obligation:			
Beginning of year	$25,161	$ 19,005	$ 18,170
Plan amendments adopted during year	202		5,091
Service cost	270	132	210
Interest cost	1,396	1,366	1,224
Benefit payments	(125)	(125)	(125)
Change in unrecognized gain	(867)	4,783	(5,565)
Projected benefit obligation, end of year	$26,037	$25,161	$ 19,005
Unamortized prior service cost:			
Beginning of year	$ 5,145	$ 6,221	$ 2,500
Plan amendments adopted during year	130		5,091
Amortization of prior service cost	(1,248)	(1,076)	(1,370)
Unamortized prior service cost, end of year	$ 4,027	$ 5,145	$ 6,221
Accumulated unrecognized gain, October 31	$ 1,574	$ 707	$ 6,762
Accumulated benefit obligation, October 31	$26,037	$25,161	$ 19,005
Accrued benefit obligation, October 31	$26,037	$25,161	$ 19,005

Based upon the estimated retirement dates of the participants in the plans, the Company would be required to pay the following benefits in each of the next five fiscal years (in thousands): 2011, $478; 2012, $796; 2013, $1,009; 2014, $1,638; and 2015, $1,645 and, for the five fiscal years ended October 31, 2020, $11,025 in the aggregate.

13. Accumulated Other Comprehensive Loss and Total Comprehensive Loss

Accumulated other comprehensive loss at October 31, 2010 and 2009 was $0.6 million and $2.6 million, respectively, and was primarily related to employee retirement plans.

The components of total comprehensive loss for the twelve months ended October 31, 2010 and 2009 were as follows (amounts in thousands):

	2010	2009	2008
Net loss per Statements of Operations	$ (3,374)	$(755,825)	$(297,810)
Changes in pension liability, net of tax provision	1,986	(2,988)	722
Change in fair value of available-for-sale securities, net of tax provision	74	26	
Total comprehensive loss	$ (1,314)	$(758,787)	$(297,088)
Tax benefit recognized in total comprehensive loss	$ -	$ 1,975	$ 500

14. Legal Proceedings

The Company is involved in various claims and litigation arising principally in the ordinary course of business.

In January 2006, the Company received a request for information pursuant to Section 308 of the Clean Water Act from Region 3 of the U.S. Environmental Protection Agency ("EPA") concerning storm water discharge practices in connection with its homebuilding projects in the states that comprise EPA Region 3. The Company provided information to the EPA pursuant to the request. The U.S. Department of Justice ("DOJ") has now assumed responsibility for the oversight of this matter and has alleged that the Company has violated regulatory requirements applicable to storm water discharges and that it may seek injunctive relief and/or civil penalties. The Company is now engaged in settlement discussions with representatives from the DOJ and the EPA.

In April 2007, a securities class action suit was filed against Toll Brothers, Inc. and Robert I. Toll and Bruce E. Toll in the U.S. District Court for the Eastern District of Pennsylvania on behalf of a purported class of purchasers of the Company's common stock between December 9, 2004 and November 8, 2005. In August 2007, an amended complaint was filed adding additional directors and officers as defendants. The amended complaint filed on behalf of the purported class alleges that the defendants violated federal securities laws by issuing various materially false and misleading statements that had the effect of artificially inflating the market price of the Company's stock. It further alleges that the individual defendants sold shares for substantial gains during the class period. The purported class is seeking compensatory damages, counsel fees, and expert costs. The parties reached a settlement agreement in October 2010, which is subject to approval by the U.S. District Court for the Eastern District of Pennsylvania. The entire settlement amount will be funded by the Company's insurers.

In November 2008, a shareholder derivative action was filed in the Chancery Court of Delaware by Milton Pfeiffer against Robert I. Toll, Zvi Barzilay, Joel H. Rassman, Bruce E. Toll, Paul E. Shapiro, Robert S. Blank, Carl B. Marbach, and Richard J. Braemer. The plaintiff purports to bring his claims on behalf of Toll Brothers, Inc. and alleges that the director and officer defendants breached their fiduciary duties to the Company and its stockholders with respect to the stock sales alleged in the securities class action discussed above, by selling while in possession of material inside information about the Company. The plaintiff seeks contribution and indemnification from the individual director and officer defendants for any liability found against the Company in the securities class action suit. In addition, again purportedly on the Company's behalf, the plaintiff seeks disgorgement of the defendants' profits from their stock sales.

On March 4, 2009, a second shareholder derivative action was brought by Olivero Martinez in the U.S. District Court for the Eastern District of Pennsylvania. This case was brought against the eleven then-current members of the Company's board of directors and the Company's Chief Accounting Officer. The complaint alleges breaches of fiduciary duty, waste of corporate assets, and unjust enrichment during the period from February 2005 to November 2006. The complaint further alleges that certain of the defendants sold Company stock during this period while in possession of the allegedly non-public, material information about the role of speculative investors in the Company's sales and plaintiff seeks disgorgement of profits from these sales. The complaint also asserts a claim for equitable indemnity for costs and expenses incurred by the Company in connection with defending the securities class action discussed above.

On April 1, 2009, a third shareholder derivative action was filed by William Hall, also in the U.S. District Court for the Eastern District of Pennsylvania, against the eleven then-current members of the Company's board of directors and the Company's Chief Accounting Officer. This Complaint is identical to the previous shareholder complaint filed in Philadelphia, PA and, on July 14, 2009, the two cases were consolidated. On April 30, 2010, the plaintiffs filed an amended consolidated complaint.

The Company's Certificate of Incorporation and Bylaws provide for indemnification of its directors and officers. The Company has also entered into individual indemnification agreements with each of its directors.

Due to the high degree of judgment required in determining the amount of potential loss related to the various claims and litigation in which the Company is involved in, including those noted above, and in Note 15, Commitments and Contingencies, and the inherent variability in predicting future settlements and judicial decisions, the Company cannot estimate a range of reasonably possible losses in excess of its accruals for these matters. The Company believes that adequate provision for resolution of all claims and pending litigation has been made for probable losses and the disposition of these matters is not expected to have a material adverse effect on the Company's results of operations and liquidity or on its financial condition.

15. Commitments and Contingencies

Generally, the Company's option and purchase agreements to acquire land parcels do not require the Company to purchase those land parcels, although the Company may, in some cases, forfeit any deposit balance outstanding if and when it terminates an option and purchase agreement. If market conditions are weak, approvals needed to develop the land are uncertain or other factors exist that make the purchase undesirable, the Company may not expect to acquire the land. Whether an option and purchase agreement is legally terminated or not, the Company reviews the amount recorded for the land parcel subject to the option and purchase agreement to determine if the amount is recoverable. While the Company may not have formally terminated the option and purchase agreements for those land parcels that it does not expect to acquire, it has written off any non-refundable deposits and costs previously capitalized to such land parcels in the periods that it determined such costs were not recoverable. At October 31, 2010, the aggregate purchase price of land parcels under option and purchase agreements, excluding parcels under option that the Company does not expect to acquire, was approximately $550.4 million (including $131.2 million of land to be acquired from unconsolidated entities in which the Company has investments). Of the $550.4 million aggregate purchase price of land parcels subject to option and purchase agreements that the Company expects to acquire, at October 31, 2010, it had deposited $47.1 million on such parcels, was entitled to receive a credit for prior investments in unconsolidated entities of approximately $37.3 million and, if the Company acquired all of these land parcels, would be required to pay an additional $466.0 million. Of the additional $466.0 million the Company would be required to pay, it had recorded $77.6 million of this amount in accrued expenses at October 31, 2010. The Company has additional land parcels under option that have been excluded from the aforementioned aggregate purchase amounts since it does not believe that it will complete the purchase of these land parcels and no additional funds will be required from the Company to terminate these contracts.

At October 31, 2010, the Company had investments in and advances to a number of unconsolidated entities, was committed to invest or advance additional funds and had guaranteed a portion of the indebtedness and/or loan commitments of these entities. See Note 3, "Investments in and Advances to Unconsolidated Entities," for more information regarding the Company's commitments to these entities.

At October 31, 2010, the Company had outstanding surety bonds amounting to $373.1 million, primarily related to its obligations to various governmental entities to construct improvements in the Company's various communities. The Company estimates that $160.2 million of work remains on these improvements. The Company has an additional $67.4 million of surety bonds outstanding that guarantee other obligations of the Company. The Company does not believe it is probable that any outstanding bonds will be drawn upon.

At October 31, 2010, the Company had outstanding letters of credit of $140.4 million, including $86.0 million under its New Credit Facility and $54.4 million collateralized by restricted cash. These letters of credit were issued to secure various financial obligations of the Company including insurance policy deductibles and other claims, land deposits and security to complete improvements in communities which it is operating. The Company believes it is not probable that any outstanding letters of credit will be drawn upon.

At October 31, 2010, the Company had agreements of sale outstanding to deliver 1,494 homes with an aggregate sales value of $852.1 million.

The Company's mortgage subsidiary provides mortgage financing for a portion of the Company's home closings. For those home buyers to whom the Company's mortgage subsidiary provides mortgages, it determines whether the home buyer qualifies for the mortgage he or she is seeking based upon information provided by the home buyer and other sources. For those home buyers that qualify, the Company's mortgage subsidiary provides the home buyer with a mortgage commitment that specifies the terms and conditions of a proposed mortgage loan based upon then-current market conditions. Prior to the actual closing of the home and funding of the mortgage, the home buyer will lock in an interest rate based upon the terms of the commitment. At the time of rate lock, the Company's mortgage subsidiary agrees to sell the proposed mortgage loan to one of several outside recognized mortgage financing institutions ("investors"), which is willing to honor the terms and conditions, including interest rate, committed to the home buyer. The Company believes that these investors have adequate financial resources to honor their commitments to its mortgage subsidiary. At October 31, 2010, the Company's mortgage subsidiary was committed to fund $433.0 million of mortgage loans. Of these commitments, $169.5 million are IRLCs. The Company's mortgage subsidiary has commitments from investors to acquire all $169.5 million of these IRLCs and $91.7 million of its mortgage loans receivable. The Company's home buyers have not "locked-in" the interest rate on the remaining $263.5 million.

As of October 31, 2010, the Company has confirmed the presence of defective Chinese-made drywall in a small number of its West Florida homes, which were delivered between May 2006 and January 2008. The anticipated cost of the remediation of these homes is included in the amounts that the Company previously accrued. The Company is inspecting homes, gathering information from its drywall subcontractors and suppliers, and continuing to investigate this issue. The Company believes that adequate provision for costs associated with the remediation of homes containing Chinese-made drywall has been made and that such costs are not expected to have a material adverse effect on the Company's results of operations and liquidity or on its financial condition. On December 9, 2009 and February 10, 2010, the Company was named as a defendant in three purported class action suits filed by homeowners relating to allegedly defective drywall manufactured in China. These suits are all pending in the United States District Court for the Eastern District of Louisiana as part of In re: Chinese-Manufactured Drywall Products Liability Litigation, MDL No. 2047. The complaints also name as defendants other home builders, as well as other parties claimed to be involved in the manufacture, sale, importation, brokerage, distribution, and installation of the drywall. The plaintiffs claim that the drywall, which was installed by independent subcontractors in certain homes built by the Company, caused damage to certain items and building materials in the homes, as well as personal injuries. The complaints seek damages for, among other things, the costs of repairing the homes, diminution in value to the homes, replacement of certain personal property, and personal injuries. The Company has not yet responded to these suits.

The Company leases certain facilities and equipment under non-cancelable operating leases. Rental expense incurred by the Company amounted to $11.8 million in fiscal 2010, $13.1 million in fiscal 2009 and $15.1 million in fiscal 2008. At October 31, 2010, future minimum rent payments under these operating leases were (amounts in thousand):

Year ending October 31,	Amount
2011	$11,605
2012	8,727
2013	7,195
2014	5,848
2015	5,270
Thereafter	13,082
	$51,727

16. Related Party Transactions

The Company formed the Trust in 1998 to take advantage of commercial real estate opportunities. The Trust is effectively owned one-third by the Company; one-third by Robert I. Toll, Bruce E. Toll (and members of his family), Zvi Barzilay (and members of his family), Douglas C. Yearley, Jr. and former members of the Company's senior management; and one-third by an affiliate of the Pennsylvania State Employees Retirement System (collectively, the "Shareholders"). As of October 31, 2010, the Company had a net investment in the Trust of $182,000. The Company provides development, finance and management services to the Trust and recognized fees under the terms of various agreements in the amounts of $3.1 million, $2.1 million and $2.2 million in the fiscal years ended October 31, 2010, 2009 and 2008, respectively. The Company believes that the transactions between itself and the Trust were on terms no less favorable than it would have agreed to with unrelated parties.

17. Information on Geographic Segments

The table below summarizes revenue and (loss) income before income taxes for each of the Company's geographic segments for each of the fiscal years ended October 31, 2010, 2009 and 2008 (amounts in millions).

	Revenues			(Loss) income before income taxes		
	2010	2009	2008	2010	2009	2008
North	$ 407.7	$ 585.3	$ 931.9	$ (4.0)	$(103.3)	$ 0.9
Mid-Atlantic	488.4	492.7	878.6	31.8	(25.0)	(10.9)
South	264.3	288.2	560.6	(36.3)	(49.4)	(170.0)
West	334.4	389.1	777.1	(13.4)	(209.0)	(190.5)
Corporate and other				(95.3)	(109.8)	(96.3)
Total	$ 1,494.8	$ 1,755.3	$ 3,148.2	$(117.2)	$(496.5)	$(466.8)

"Corporate and other" is comprised principally of general corporate expenses such as the Offices of the Chief Executive Officer and President, and the corporate finance, accounting, audit, tax, human resources, risk management, marketing and legal groups, directly expensed interest, offset in part by interest income and income from the Company's ancillary businesses.

Total assets for each of the Company's geographic segments at October 31, 2010, 2009 and 2008 are shown in the table below (amounts in millions):

	2010	2009	2008
North	$ 961.3	$ 1,009.0	$ 1,244.7
Mid-Atlantic	1,161.5	1,081.9	1,220.3
South	693.8	573.1	688.0
West	712.4	759.3	1,134.0
Other	1,642.6	2,211.1	2,299.8
Total	$ 5,171.6	$ 5,634.4	$ 6,586.8

"Corporate and other" is comprised principally of cash and cash equivalents, marketable U.S. Treasury and Agency securities, income tax refund recoverable and the assets of the Company's manufacturing facilities and mortgage subsidiary.

The Company provided for inventory impairment charges and the expensing of costs that it believed not to be recoverable and write-downs of investments in unconsolidated entities that it does not believe it will be able to recover (including the Company's pro-rata share of impairment charges recognized by the unconsolidated entities in which it has an investment) for the years ended October 31, 2010, 2009 and 2008 as shown in the table below, the net carrying value of inventory and investments in and advances to unconsolidated entities for each of the Company's geographic segments at October 31, 2010 and 2009 is also shown (amounts in millions).

	Net Carrying Value		Impairments		
	October 31,		12 months ended October 31,		
	2010	2009	2010	2009	2008
Inventory:					
Land controlled for future communities:					
North	$ 3.6	$ 30.2	$ 4.0	$ 17.3	$ 28.1
Mid-Atlantic	14.8	16.9	(0.1)	7.8	13.6
South	11.0	8.4	(0.2)	0.4	42.0
West	2.5	5.1	2.4	3.0	17.8
	31.9	60.6	6.1	28.5	101.5
Land owned for future communities:					
North	208.5	224.6	9.6	51.0	12.0
Mid-Atlantic	452.9	390.9	2.1	23.8	67.7
South	119.8	66.6	23.4	1.2	33.5
West	142.8	93.0	18.4	93.5	31.2
	924.0	775.1	53.5	169.5	144.4
Operating communities:					
North	685.3	685.6	15.9	77.1	72.3
Mid-Atlantic	662.4	646.2	9.0	28.0	55.1
South	443.3	436.7	14.0	51.2	124.6
West	494.8	579.4	16.8	111.1	147.1
	2,285.8	2,347.9	55.7	267.4	399.1
Total	$ 3,241.7	$ 3,183.6	$ 115.3	$ 465.4	$ 645.0
Investments in and advances to unconsolidated entities:					
North	$ 47.6	$ 25.5		$ 6.0	$ 57.9
South	51.7	50.0			1.5
West	58.5	64.2		5.3	141.3
Corporate	40.6	13.1			
Total	$ 198.4	$ 152.8	$ -	$ 11.3	$ 200.7

18. Supplemental Disclosure to Statements of Cash Flows

The following are supplemental disclosures to the statements of cash flows for each of the fiscal years ended October 31, 2010, 2009 and 2008 (amounts in thousands):

	2010	2009	2008
Cash flow information:			
Interest paid, net of amount capitalized	$ 34,333	$ 33,003	$ 22,612
Income taxes paid	$ 3,994	$ 144,753	$ 78,231
Income taxes refunded	$ 152,770	$ 105,584	
Non-cash activity:			
Cost of inventory acquired through seller financing or recorded due to VIE criteria	$ 41,276	$ 6,263	$ 7,430
Cost of inventory acquired under specific performance contracts	$ (4,889)	$ 14,889	
Cost of other inventory acquired	$ 1,725	$ 431	
Reclassification of inventory to property, construction and office equipment	$ 18,711		$ 16,103
Increase in inventory for reclassification of minority interest contribution		$ 5,283	
Contribution of inventory, net of related debt, to unconsolidated entities			$ 45,000
Land returned to seller subject to loan payable			$ 7,750
Reduction in inventory related to debt cancellation		$ 16,150	
Adoption of FIN 48			$ 47,460
Increase (decrease) in unrecognized gains in defined benefit plans	$ 867	$ (4,783)	$ 5,565
Defined benefit retirement plan amendment	$ 202		$ 5,091
Income tax benefit related to exercise of employee stock options	$ 27,150	$ 2,672	$ 33,307
Reduction of investment in unconsolidated entities due to reduction of letters of credit or accrued liabilities	$ 7,679	$ 20,489	$ 10,495
Reversal of litigation costs previously accrued	$ 10,981		
Reclassification of accrued liabilities to loans payable		$ 7,800	$ 2,163
Miscellaneous increases (decreases) to investments in unconsolidated entities	$ 2,495	$ 1,759	$ (856)
Stock awards	$ 22	$ 27	$ 26
Deconsolidation of a majority-owned joint venture:			
Fair value of assets removed			$ 92,506
Liabilities removed			$ 84,513
Minority interest eliminated			$ 8,014

19. Summary Consolidated Quarterly Financial Data (Unaudited)

The table below provides summary income statement data for each quarter of fiscal 2010 and 2009 (amounts in thousands, except per share data):

	Three Months Ended			
	October 31	July 31	April 30	January 31
Fiscal 2010				
Revenue	$ 402,600	$ 454,202	$ 311,271	$ 326,698
Gross profit	$ 35,448	$ 61,786	$ 5,532	$ 8,930
(Loss) income before income taxes	$ (9,467)	$ 823	$ (51,789)	$ (56,754)
Net income (loss)	$ 50,479	$ 27,302	$ (40,401)	$ (40,754)
Income (loss) per share (1)				
Basic	$ 0.30	$ 0.16	$ (0.24)	$ (0.25)
Diluted	$ 0.30	$ 0.16	$ (0.24)	$ (0.25)
Weighted-average number of shares				
Basic	166,269	165,752	165,407	165,237
Diluted (2)	167,777	167,658	165,407	165,237
Fiscal 2009				
Revenue	$ 486,585	$ 461,375	$ 398,327	$ 409,023
Gross loss	$ (19,439)	$ (50,173)	$ (49,433)	$ (76,957)
Loss before income taxes	$(106,736)	$(111,264)	$(121,904)	$(156,561)
Net loss	$(111,434)	$(472,331)	$ (83,165)	$ (88,895)
Loss per share (1)				
Basic	$ (0.68)	$(2.93)	$ (0.52)	$ (0.55)
Diluted	$ (0.68)	$(2.93)	$ (0.52)	$ (0.55)
Weighted-average number of shares				
Basic	163,117	161,245	161,134	160,700
Diluted (2)	163,117	161,245	161,134	160,700

(1) Due to rounding, the sum of the quarterly earnings per share amounts may not equal the reported earnings per share for the year.

(2) For the three months ended April 30, 2010 and January 31, 2010 and for each quarter in fiscal 2009, there were no incremental shares attributed to outstanding options to purchase common stock because the Company reported a net loss for each period, and any incremental shares would be anti-dilutive.

CORPORATE DIRECTORS AND OFFICERS

Board of Directors

Robert I. Toll*
Executive Chairman of the Board

Bruce E. Toll
Vice Chairman of the Board
President - BET Investments, an office and commercial real estate company

Douglas C. Yearley, Jr.*
Chief Executive Officer

Zvi Barzilay*
President and Chief Operating Officer

Robert S. Blank
Co-Chairman & Co-CEO - Whitney Communications Company, and Senior Partner - Whitcom Partners, investments

Edward G. Boehne
Retired President - Federal Reserve Bank of Philadelphia

Richard J. Braemer
Senior Counsel - Ballard, Spahr, Andrews & Ingersoll, LLP, Attorneys at Law

Christine N. Garvey
Retired Global Head of Corporate Real Estate Services - Deutsche Bank AG

Carl B. Marbach
President - Greater Marbach Airlines, Inc. and Florida Professional Aviation, Inc. aviation services and consulting companies

Stephen A. Novick
Senior Advisor - The Andrea and Charles Bronfman Philanthropies

Paul E. Shapiro
Chairman - Q Capital Strategies, LLC, a life settlement company

Chief Financial Officer and Treasurer

Martin P. Connor* 2 (Denotes years of service)

Senior Vice Presidents

Frederick N. Cooper 17	*Finance, International Development and Investor Relations*
Joseph R. DeSanto 7	*Tax*
Jonathan C. Downs 18	*Human Resources*
John K. McDonald 8	*General Counsel and Chief Compliance Officer*
Kevin J. McMaster 27	*Controller*
George W. Nelson 7	*Chief Information Officer*
Joseph R. Sicree 18	*Chief Accounting Officer*
Michael I. Snyder 30	*Secretary and Chief Planning Officer*
Kira Sterling 25	*Chief Marketing Officer*
Werner Thiessen 20	*Acquisitions*

Home Building Operations

Regional Presidents
James W. Boyd 17
Barry A. Depew 27
William J. Gilligan 16
Richard T. Hartman 31
Robert Parahus 24
Edward D. Weber 31

Group Presidents
Keith L. Anderson 13
Thomas J. Anhut 16
Kevin D. Duermit 23
John P. Elcano 18
Christopher G. Gaffney 14
John G. Mangano 23
Gary M. Mayo 13
Thomas J. Murray 16
Ralph E. Reinert 18
Douglas C. Shipe 16

Division Presidents
Charles W. Bowie 14
Thomas G. Gestite 21
Gregory E. Kamedulski 18
Thomas R. Mulvey 6
Chris Myers 16
Richard M. Nelson 12
Robert G. Paul 9
Charles B. Raddatz 13
Anthony J. Rocco 13
Robert A. Schooley 12
Walter R. Schwartz 8
Kenneth S. Thirtyacre 13
Daniel C. Zalinsky 17

Gibraltar Capital and Asset Management, LLC

Roger A. Brush 17	*President*
Michael L. LaPat 11	*Chief Financial Officer and Senior Vice President*

Country Club Operations

David H. Richey 8	*President*
Mitchell P. Laskowitz 6	*Senior Vice President*

Land Development

Joseph J. Palka 17	*Executive Vice President*
Robert N. McCarron 18	*Senior Vice President*

Subsidiary and Affiliate Operations

Eastern States Engineering, Inc.	Christopher E. Stocke 4	*Vice President*
TBI Mortgage® Company	Donald L. Salmon 11	*President*
Toll Architecture, Inc.	Jed Gibson 17	*President*
Toll Brothers Realty Trust	George P. Kruse 1	*Managing Director*
Toll Landscape, L.L.C.	Mark Culichia 13	*Vice President*
Westminster Security Company	Felicia Ratka 10	*President*
Westminster Title Company, Inc.	William T. Unkel 6	*President*

*Executive Officer of the Company
Director and employee listings are as of 11/15/10

CORPORATE INFORMATION

Corporate Office

Toll Brothers, Inc.
250 Gibraltar Road
Horsham, Pennsylvania 19044
215-938-8000 • TollBrothers.com

Transfer Agent and Registrar

American Stock Transfer & Trust Company
59 Maiden Lane, New York, New York 10038
1-800-937-5449 • amstock.com

Independent Auditors

Ernst & Young LLP — Philadelphia, Pennsylvania

Employees

As of October 31, 2010, we had 2,117 full-time employees.

Stockholders

As of December 9, 2010, we had 832 stockholders of record.

Stock Listing

Our common stock is traded on the New York Stock Exchange (symbol "TOL").

Certifications

Our Chief Executive Officer and Chief Financial Officer have filed their certifications as required by the SEC regarding the quality of our public disclosures for each of the periods ended during our fiscal year ended October 31, 2010. Further, our Chief Executive Officer has certified to the New York Stock Exchange ("NYSE") that he is not aware of any violation by our Company of NYSE corporate governance listing standards, as required by Section 303A.12(a) of the NYSE Listed Company Manual.

Demographic and Other Data

Sources for the data included in this annual report include Banc of America Securities, Barron's, Bloomberg L.P., Business Week, Citigroup, Claritas, The Conference Board, Credit Suisse, Deutsche Bank Securities, Fannie Mae, Federal Home Loan Mortgage Corporation, Federal Housing Finance Board, Federal Reserve Bank, Federal Reserve Board, Fitch Ratings, Forbes, Fortune, Harvard Institute of Economic Research, International Strategy & Investment Group, John Burns Real Estate Consulting, Joint Center for Housing Studies – Harvard University, J.P. Morgan Securities, Macquarie Capital Securities, Moody's Economy.com, Moody's Investor Service, Mortgage Bankers Association, National Association of Home Builders, National Association of REALTORS®, The New York Times, Office of Federal Housing Enterprises Oversight, Standard & Poor's, Thomson Reuters Corporation, UBS Securities, U.S. Census Bureau, U.S. Department of Commerce, U.S. Department of Labor, U.S. Bureau of Labor Statistics, Wachovia Securities, The Wall Street Journal, YAHOO! Finance, and Zelman & Associates.

TOL LISTED NYSE

Investor Relations Information Requests

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other Company information are available without charge either on or through our website, TollBrothers.com, or upon request from the Co-Directors of Investor Relations at our Corporate Office:

Frederick N. Cooper, Senior Vice President – Finance, International Development and Investor Relations
fcooper@tollbrothersinc.com • 215-938-8312

Joseph R. Sicree, Senior Vice President – Chief Accounting Officer
jsicree@tollbrothersinc.com • 215-938-8045

Our Board of Directors has an audit committee, an executive compensation committee, a nominating and corporate governance committee, and a public debt and equity securities committee. Each of these committees has a formal charter. We also have Corporate Governance guidelines, a Code of Ethics for the Principal Executive Officer and Senior Financial Officers, and a Code of Ethics and Business Conduct which applies to all directors, officers and employees. Copies of these charters, guidelines, and codes can be obtained on our website and are also available upon request from the Co-Directors of Investor Relations listed above.

Production Notes

Front Cover Photo

The Harding Country Manor at Toll Brothers at Four Corners – Hopewell Junction, NY

Page 4 Photos (left to right)

The Sonoma Italiante at Inspirada – Las Vegas, NV; The Malvern Classic at Patuxent Chase – Ellicott City, MD; The Columbia at The Estates at Morris Chase – Mount Olive Township, NJ

Pages 18 and 19 Photos (clockwise from top left)



photo 1
photo 2
photo 3
photo 4
photo 5
photo 6
photo 7

1. The Regency Club at Regency at Dominion Valley – Haymarket, VA
2. Northside Piers – Williamsburg, Brooklyn, NY
3. The Genova at Jupiter Country Club – Jupiter, FL
4. The Crossings at Morton Grove – Morton Grove, IL
5. The Henley at The Estates at Garnet Valley – Glen Mills, PA
6. The Hopewell at Beekman Chase – Hopewell Junction, NY
7. The Tradition Carolina at Brier Creek Country Club® – Raleigh, NC

Back Cover Photo

The Vaquero at Windgate Ranch – Scottsdale, AZ

Photographers

Mark Boisclair, Brantley Photography, Fred Forbes Photogroupe, Levi Ellyson, Robert Faulkner, Imagic Digital, Mark Henninger, Eric Kieley, Dave Moser, Robert Muir, Beverly Poppe, Bill Taylor

Toll Brothers

America's Luxury Home Builder®



FEB 04 2011

250 Gibraltar Road • Horsham, PA 19044 • TollBrothers.com